

13003301

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2013

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-16445

Rockwell Collins, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**52-2314475**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
400 Collins Road NE Cedar Rapids, Iowa	**52498**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (319) 295-1000

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant on March 29, 2013 was approximately $8.5 billion. For purposes of this calculation, the registrant has assumed that its directors and executive officers are affiliates.

135,117,647 shares of the registrant's Common Stock were outstanding on October 31, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information contained in the Proxy Statement for the Annual Meeting of Shareowners of the registrant to be held on February 6, 2014 is incorporated by reference into Part III.

ROCKWELL COLLINS, INC.

Annual Report on Form 10-K

Table of contents

PART I

Item 1. ***Business.***

General

Rockwell Collins, Inc. is a leader in the design, production and support of communications and aviation electronics for commercial and military customers worldwide. While our products and systems are primarily focused on aviation applications, our Government Systems business also offers products and systems for ground and shipboard applications. The integrated system solutions and products we provide to our served markets are oriented around a set of core competencies: communications, navigation, automated flight control, displays/surveillance, simulation and training, integrated electronics and information management systems. We also provide a wide range of services and support to our customers through a worldwide network of service centers, including equipment repair and overhaul, service parts, field service engineering, training, technical information services and aftermarket used equipment sales. The structure of our business allows us to leverage these core competencies across markets and applications to bring high value solutions to customers. We operate in multiple countries and are headquartered in Cedar Rapids, Iowa.

Our Company's heritage is rooted in the Collins Radio Company, established in 1933. Rockwell Collins, Inc., the parent company, is incorporated in Delaware. As used herein, the terms "we", "us", "our", "Rockwell Collins" or the "Company" include subsidiaries and predecessors unless the context indicates otherwise.

Whenever reference is made in any Item of this Annual Report on Form 10-K to information under specific captions of our 2013 Annual Report to Shareowners (2013 Annual Report) or to information in our Proxy Statement for the Annual Meeting of Shareowners to be held on February 6, 2014 (2014 Proxy Statement), such information shall be deemed to be incorporated herein by such reference.

All date references contained herein relate to our fiscal year ending on the Friday closest to September 30 unless otherwise stated. For ease of presentation, September 30 is utilized consistently throughout this report to represent the fiscal year end date. Each of 2013, 2012 and 2011 was a 52-week fiscal year.

Financial Information About Our Business Segments

Financial information with respect to our business segments, including product line disclosures, revenues, operating earnings and total assets, is contained under the caption ***Segment Financial Results*** in ***Management's Discussion and Analysis of Financial Condition and Results of Operations*** in Item 7 below and in Note 24 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

Access to the Company's Reports and Governance Information

We maintain an internet website at www.rockwellcollins.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on this site as soon as reasonably practicable after the reports are filed with or furnished to the Securities and Exchange Commission (SEC). All reports we file with the SEC are also available free of charge via EDGAR through the SEC's website at www.sec.gov. We also post corporate governance information (including our corporate governance guidelines and Board committee charters) and other information related to our Company on our internet website where it is available free of charge. We will provide, without charge, upon written request, copies of our SEC reports and corporate governance information. Our internet website and the information contained therein or connected thereto are not incorporated into this Annual Report on Form 10-K.

Description of Business by Segment

We serve a worldwide customer base through our Government Systems and Commercial Systems business segments. These two segments are described in detail below.

Government Systems

Our Government Systems business provides a broad range of electronic products, systems and services to customers including the U.S. Department of Defense, other ministries of defense, other government agencies and defense contractors around the world. Our defense electronic solutions are designed to meet a wide range of customer requirements, but tend to share certain characteristics including design for rugged environments for use in size, weight and power constrained applications. These applications also typically have stringent product integrity and certification requirements with a high degree of customer oversight. These products, systems and services support airborne, precision weapon, ground and maritime applications on new equipment as well as in retrofit and upgrade applications designed to extend the service life and enhance the capability of existing aircraft, vehicle and weapon platforms.

Our defense-related systems, products and services include:

- communications systems and products designed to enable the transmission of information across the communications spectrum, including satellite communications
- navigation products and systems, including radio navigation products, global positioning system (GPS) equipment, handheld navigation devices and multi-mode receivers
- avionics sub-systems for aircraft flight decks that combine flight operations with navigation and guidance functions that can include flight controls and displays, information/data processing and communications, navigation, safety and surveillance systems
- cockpit display products, including multipurpose flat panel head-down displays, wide field of view head-up and helmet-mounted displays
- simulation and training systems, including visual system products, training systems and services
- maintenance, repair, parts, after-sales support services and aftermarket used equipment

Government Systems sales are categorized into avionics, communication products, surface solutions and navigation products. Product category sales are delineated based upon the difference in the underlying product technologies and markets served.

Avionics consists of electronic solutions for a broad range of airborne platforms including fixed and rotary wing aircraft, unmanned aerial vehicles (UAVs) and the associated aircrew and maintenance training devices and services. We provide complete avionics solutions, including cockpit avionics, mission system applications and system integration, and also provide individual avionics products to platform integrators. We serve various roles within these markets including system and sub-systems integrator as well as provider of various electronic products. For the UAV market we provide cost effective, high performance integrated flight control, navigation, communication and sensor capabilities. Simulation and training solutions are provided for both fixed and rotary wing aircraft.

Communication products include full spectrum voice and data connectivity for government and military use in the air, on the ground and at sea. The products support military user requirements for high availability, highly secure, jam resistant wireless communication capability. Products include radio communication, data links, networking devices and satellite communication terminals.

Surface solutions include electronic systems applied to a variety of non-airborne market segments. This includes products and solutions for ground forces, maritime applications, precision targeting systems and surface-based communication network integration programs.

Navigation products are primarily comprised of GPS-based products delivered for precision navigation applications including handheld navigation devices, precision-guided weapons and other embedded GPS applications.

Commercial Systems

Our Commercial Systems business supplies aviation electronics systems, products and services to customers located throughout the world. The customer base is comprised of original equipment manufacturers (OEMs) of commercial air transport, business and regional aircraft, commercial airlines and business aircraft operators. Our systems and products are used in both OEM applications as well as in retrofit and upgrade applications designed to increase the efficiency and enhance the value of existing aircraft.

Our commercial aviation electronics systems, products and services include:

- integrated avionics systems, such as Pro Line Fusion®, which provide advanced avionics capabilities to meet the challenges of operating in the next generation global airspace. Capabilities include synthetic and enhanced vision enabled flight displays, advanced flight and performance management systems, fly-by-wire integrated flight controls and information management solutions to improve operational efficiency

- integrated cabin electronics systems, including cabin management systems, passenger connectivity and entertainment solutions, business support systems to improve passenger productivity and passenger flight information systems

- communications systems and products, such as data link, high frequency, very high frequency and satellite communications systems

- navigation systems and products, including landing sensors to enable fully automatic landings, radio navigation and geophysical sensors, as well as flight management systems

- situational awareness and surveillance systems and products, such as synthetic and enhanced vision systems, surface surveillance and guidance solutions, head-up guidance systems, weather radar and collision avoidance systems

- integrated information management solutions to improve the overall efficiency of flight, maintenance and cabin operations. These include on-board information management systems and connectivity solutions, airborne and ground applications and services, and ground infrastructure and services

- electro-mechanical systems, including integrated pilot control solutions and primary and secondary actuation systems

- simulation and training systems, including full-flight simulators for crew training, visual system products, training systems and engineering services

- maintenance, repair, parts, after-sales support services and aftermarket used equipment

Commercial Systems sales are categorized into air transport aviation electronics and business and regional aviation electronics. Product category sales are delineated based upon the difference in the underlying customer base, size of aircraft and markets served.

Air transport aviation electronics include avionics, cabin systems and flight control systems for large commercial transport aircraft platforms. We design these items as sub-systems and work with OEMs to integrate our and other suppliers' products into the flight deck and broader aircraft systems. Our products offered for OEM applications in the air transport category are marketed directly to aircraft OEMs and airline operators, while our products offered for aftermarket applications are primarily marketed to the airline operators.

Business and regional aviation electronics include integrated avionics, cabin management and flight control systems for application on regional and business aircraft platforms. We develop integrated avionics, cabin and flight control solutions for business and regional aircraft OEMs and support them with the integration into other aircraft systems. Products offered for OEM applications in the business and regional aircraft category are marketed directly to the aircraft OEMs. Products offered for aftermarket applications are primarily marketed through distributors for business aviation and directly to regional airline operators. Our integrated information management solutions for business aircraft are offered directly to flight departments.

Customers, Sales and Marketing

We serve a broad range of customers worldwide, including the U.S. Department of Defense, U.S. Coast Guard, civil agencies, defense contractors, foreign ministries of defense, manufacturers of commercial air transport, business and regional aircraft, commercial airlines and fractional and other business jet operators. We market our systems, products and services directly to Government Systems and Commercial Systems customers through an internal marketing and sales force. In addition, we utilize a worldwide dealer network to distribute our products and international sales representatives to assist with international sales and marketing. In 2013 various branches of the U.S. Government, both directly and indirectly through subcontracts, accounted for 37 percent of our total sales.

Our largest customers have substantial bargaining power with respect to price and other commercial terms. Although we believe that we generally enjoy good relations with our customers, the loss of all or a substantial portion of our sales to any of our large volume customers for any reason, including the loss of contracts, bankruptcy, reduced or delayed customer requirements or strikes or other work stoppages affecting production by these customers, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Competition

We operate in a highly competitive environment. Principal competitive factors include total cost of ownership, product and system performance, quality, service, warranty and indemnification terms, technology, design engineering capabilities, new product innovation and timely delivery. We compete worldwide with a number of U.S. and non-U.S. companies in each of our Government Systems and Commercial Systems businesses. Many of these competitors are also our suppliers or customers on our programs. Some of our principal competitors include Honeywell International, Inc.; Thales S.A.; Panasonic; Raytheon Co.; Harris Corp.; BAE Systems Aerospace, Inc.; General Dynamics Corporation; L3 Communications, Inc.; The Boeing Company; Northrop Grumman Corp.; CAE Inc.; General Electric Co. and Garmin International Inc. Several of our competitors are significantly larger than us in terms of resources and market share, and can offer a broader range of products. Some of our competitors have more extensive or more specialized engineering, manufacturing and marketing capabilities than we do in some areas. In addition, some of our competitors offer avionics and communications solutions with fewer features and lower prices that may compete with our solutions. As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of their products. Furthermore, competitors who have greater financial resources may be better able to provide a broader range of financing alternatives to their customers in connection with sales of their products. We believe, however, that our systems, products and services are well positioned to compete in our served markets.

Industry consolidation has had a major impact on the competitive environment in which we operate. Our competitors periodically undertake mergers, alliances and realignments that contribute to a dynamic competitive landscape. During the past three years, we have completed two acquisitions and entered into several strategic alliances to improve our competitive position and expand our market reach.

Raw Materials, Supplies and Working Capital

We believe we have adequate sources for the supply of raw materials and components for our manufacturing and service needs with suppliers located around the world. Electronic components and other raw materials used in the manufacture of our products are generally available from several suppliers. We continue to work with our supply base for raw materials and components to ensure an adequate source of supply, utilizing strategic alliances, dual sourcing, identification of substitute or alternate parts that meet performance requirements and life-time buys. These life-time buys involve purchases of multiple years of supply in order to meet production and service requirements over the life span of a product. Although historically we have not experienced any significant difficulties in obtaining an adequate supply of raw materials and components necessary for our manufacturing operations or service needs, the loss of a significant supplier or the inability of a supplier to meet performance and quality specifications or delivery schedules could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our investment in inventory is a significant part of our working capital, and historically we have maintained sufficient inventory to meet our customers' requirements on a timely basis. This investment includes production stock, work-in-process, pre-production engineering costs, finished goods, spare parts and goods on consignment with airlines. Our accounts receivable also constitute a significant part of our working capital. Accounts receivable includes unbilled receivables which are primarily related to sales recorded under the percentage-of-completion method of accounting in accordance with applicable contract terms that have not been billed to customers. The critical accounting policies involving pre-production engineering costs, inventory valuation reserves and long-term contracts are discussed under the caption ***Management's Discussion and Analysis***

of Financial Condition and Results of Operations in Item 7 below. Additional information relating to accounts receivable and inventory is contained in Notes 2, 5 and 6 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

Backlog

The following table summarizes our backlog:

	September 30	
(in billions)	2013	2012
Government Systems:		
Funded orders	$ 2.6	$ 2.8
Unfunded orders	0.5	0.5
Commercial Systems	1.6	1.5
Total backlog	$ 4.7	$ 4.8

Our backlog represents the aggregate of the sales price of orders received from customers, but not recognized as revenue, and excludes unexercised options. Although we believe that the orders included in backlog are firm, most of our backlog involves orders that can be modified or terminated by the customer. Our backlog at September 30, 2013 includes approximately $2.9 billion of orders that are expected to be filled by us after fiscal year 2014.

Joint Ventures

Joint ventures, strategic investments and other cooperative arrangements are part of our business strategies to broaden the market for our products and develop new technologies.

We have a 50 percent ownership interest in each of the following:

- Data Link Solutions LLC (DLS), a joint venture with BAE Systems, plc, for joint pursuit of the worldwide military data link market
- Vision Systems International, LLC (VSI), a joint venture with Elbit Systems, Ltd., for joint pursuit of helmet-mounted cueing systems for the worldwide military fixed wing aircraft market
- AVIC Leihua Rockwell Collins Avionics Company (ALRAC), a joint venture with China Leihua Electronic Technology Research Institute, a subsidiary of the Aviation Industry Corporation of China (AVIC), which provides integrated surveillance system products for the C919 aircraft in China
- Integrated Guidance Systems LLC (IGS), a joint venture with Honeywell International, Inc., for joint pursuit of the development of weapons guidance and navigation solutions
- Quest Flight Training Limited, a joint venture with Quadrant Group, plc, which provides aircrew training services primarily for the United Kingdom Ministry of Defence

Acquisitions and Dispositions

We continually consider various business opportunities, including strategic acquisitions and alliances, licenses and marketing arrangements, and we review the prospects of our existing businesses to determine whether any of them should be modified, sold or otherwise discontinued.

In August 2013, we announced our agreement to purchase ARINC Incorporated. This transaction is subject to governmental approvals and customary closing conditions. ARINC is a leader in communications and information processing solutions for the commercial aviation industry. In August 2013, we also announced our agreement to sell Kaiser Optical Systems (KOSI). This transaction is subject to governmental approvals and customary closing conditions. KOSI is a provider of spectrographic instrumentation and applied holographic technology.

We completed two acquisitions in the past three years to augment our internal growth plans. These acquisitions were:

- flight operations management solutions: January 2011 acquisition of Computing Technologies for Aviation, Inc.

- high-performance sensor simulation training applications: December 2010 acquisition of Blue Ridge Simulation, Inc.

In July 2011, we divested the Rollmet business, which provided seamless alloy and stainless steel pipes and propulsion system components for the energy, petrochemical and defense industries.

Additional information relating to our acquisitions, dispositions and joint ventures is contained in Notes 3, 4, 8 and 9 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

Research and Development

We have significant research, development, engineering and product design capabilities. At September 30, 2013, we employed approximately 6,000 engineers.

Amounts attributed to our research and development (R&D) investment are as follows:

(in millions)	2013	2012	2011
Customer-funded (1)	$ 481	$ 503	$ 550
Company-funded	295	320	355
Total research and development expense	776	823	905
Increase in pre-production engineering costs, net	145	123	126
Total research and development investment (2)	$ 921	$ 946	$ 1,031

(1) Customer-funded R&D includes activities relating to the development of new products and the improvement of existing products for which we are reimbursed by our customers. Customer-funded R&D also includes amortization of pre-production engineering costs as disclosed in Note 6 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

(2) Total research and development investment consists of company and customer-funded research and development expenditures as well as the net increase in pre-production engineering costs capitalized within inventory. As disclosed in Note 6 of the ***Notes to Consolidated Financial Statements*** in Item 8 below, pre-production engineering costs capitalized within inventory were $714 million and $569 million at September 30, 2013 and September 30, 2012, respectively. A description of the critical accounting policies involving pre-production engineering is included under the caption ***Management's Discussion and Analysis of Financial Condition and Results of Operations*** in Item 7 below.

Intellectual Property

Our intellectual property rights include valuable patents, trademarks, copyrights, trade secrets, inventions and other proprietary rights. We own numerous U.S. and foreign patents and have numerous pending patent applications, including patents and patent applications purchased in our acquisitions. We also license certain patents relating to our manufacturing and other activities. While in the aggregate we consider our patents and licenses important to the operation of our business, we do not consider any individual patent or license to be of such importance that the loss or termination of any one patent or license would materially affect us.

Rockwell Automation, Inc. (Rockwell) owns the "Rockwell" name. In connection with our spin-off from Rockwell in 2001, we were granted the exclusive right to continue to use the Rockwell Collins name for use in our business other than in connection with the Rockwell Automation business or industrial automation products. This exclusive right would terminate following certain change of control events applicable to us as described in our distribution agreement with Rockwell.

Employees

As of September 30, 2013, we had approximately 18,300 employees. Approximately 10 percent of our employees in the U.S. are covered by collective bargaining agreements. The collective bargaining agreements for most of our bargaining unit employees were renewed without disruption in May 2013 and are set to expire in May 2018. In certain of our non-U.S. subsidiaries, many of our employees are represented by workers' councils or statutory labor unions.

Cyclicality and Seasonality

The avionics and communications markets in which we sell our products are, to varying degrees, cyclical and have experienced periodic upswings and downturns. For example, markets for our commercial aviation electronic products have experienced downturns during periods of slowdowns in the commercial airline industry and during periods of weak conditions in the economy in general, as demand for new aircraft generally declines during these periods. We believe that we are currently benefiting from a commercial aviation upswing especially with production rate increases anticipated by various large commercial transport aircraft manufacturers to meet significant backlogs. Our Government Systems business is also subject to some cyclicality primarily as a result of U.S. Government defense budget cycles. While we believe our Government Systems business is well positioned, the U.S. Government defense budget is expected to decline this year and is uncertain in the coming years. Additional information related to the defense budget environment, including the impacts from sequestration, can be found under the caption ***Risk Factors*** in Item 1A below.

Our business tends to be seasonal with our fourth quarter usually producing relatively higher sales and cash flow and our first quarter usually producing relatively lower sales and cash flow. A large part of this seasonality variance is attributable to our Government Systems business and relates to the U.S. Government procurement cycle.

Regulatory Matters

As a defense contractor, our contract costs are audited and reviewed on a continual basis by the Defense Contract Audit Agency. Audits and investigations are conducted from time to time to determine if our performance and administration of our U.S. Government contracts are compliant with applicable contractual requirements and procurement regulations and other applicable federal statutes and regulations. Under present U.S. Government procurement regulations, if indicted or adjudged in violation of procurement or other federal civil laws, a contractor, such as us, could be subject to fines, penalties, repayments or other damages. U.S. Government regulations also provide that certain findings against a contractor may lead to suspension or debarment from eligibility for awards of new U.S. Government contracts for up to three years. In addition, we are subject to various non-U.S. governmental contracting requirements.

The sale, installation and operation of our products in commercial aviation applications is subject to continued compliance with applicable regulatory requirements and future changes to those requirements. In the U.S., our commercial aviation products are required to comply with Federal Aviation Administration regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety. Some of our products, such as radio frequency transmitters and receivers, must also comply with Federal Communications Commission regulations governing authorization and operational approval of telecommunications equipment.

Internationally, similar requirements exist for airworthiness, installation and operational approvals. These requirements are administered by the national aviation authorities of each country and, in the case of Europe, coordinated by the European Joint Aviation Authorities. Many countries also impose specific telecommunications equipment requirements, administered through their national aviation authorities or telecommunications authorities. In Europe, approval to import products also requires compliance with European Commission directives, such as those associated with electrical safety, electro-magnetic compatibility, use of metric units of measurement and restrictions on the use of lead.

Products already in service may also become subject to mandatory changes for continued regulatory compliance as a result of any identified safety issue, which can arise from an aircraft accident, incident or service difficulty report.

Our products and technical data are controlled for export and import under various regulatory agencies. Audits and investigations by these agencies are a regular occurrence to ensure compliance with applicable federal statutes and regulations. Violations, including as a successor to an acquired business, can result in fines and penalties assessed against the Company as well as individuals, and the most egregious acts may result in a complete loss of export privileges.

Although we do not have any significant regulatory action pending against us, any such action could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Environmental Matters

Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes and other activities affecting the environment have had and will continue to have an impact on our manufacturing operations. To date, compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on our liquidity and capital resources, competitive position or financial condition. We believe that our expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on our business or financial condition, but could possibly be material to the results of operations or cash flows of any one period. Additional information on environmental matters is contained in Note 21 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

Geographic Information

Our principal markets outside the U.S are in Canada, France, Germany, the United Kingdom, China, Japan, Australia, Brazil, United Arab Emirates, Italy, Sweden, Singapore, Spain, India and Saudi Arabia. In addition to normal business risks, operations outside the U.S. are subject to other risks, including political, economic and social environments, governmental laws and regulations and currency revaluations and fluctuations.

Selected financial information by major geographic area for each of the three years in the period ended September 30, 2013 is contained in Note 24 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

Item 1A. *Risk Factors.*

Reduction in U.S. Government spending adversely impacts Government Systems sales and profitability.

In 2013, 37 percent of our sales were derived from U.S. Government contracts, both directly and indirectly through subcontracts. Defense funding by the U.S. Government currently faces significant pressures and is expected to continue to decline due to the overall economic environment, budget deficits and competing budget priorities. Cost cutting, efficiency initiatives, reprioritization and other affordability analysis by the U.S. Government on defense spending could present some additional opportunities for us, but overall reduced U.S. Government spending on defense adversely impacts our Government Systems sales and profitability.

The Budget Control Act of 2011 has triggered substantial, automatic reductions in both defense and discretionary spending. The automatic across-the-board sequestration cuts are in addition to reductions already reflected in the defense funding over a ten-year period and could have significant consequences to our business and industry. There could be disruption of ongoing programs, initiatives and personnel reductions that could severely impact advanced manufacturing operations and engineering expertise, and accelerate the loss of skills and knowledge.

We offer a diverse range of defense products and services. We believe that this makes it less likely that cuts in any specific contract or program will have a long-term effect on our business; however, termination of multiple or large programs or contracts could adversely affect our business and future financial performance. Potential changes in funding priorities may afford new or additional opportunities for our businesses in terms of existing, follow-on or replacement programs. While we would expect to compete and be well positioned as the incumbent on existing programs, we may not be successful, and any replacement programs may be funded at lower levels.

In years when the U.S. Government does not complete its budget process before the end of its fiscal year (September 30), government operations typically are funded through a continuing resolution that authorizes agencies of the U.S. Government to continue to operate, but does not authorize new spending initiatives. When the U.S. Government operates under a continuing resolution, delays can occur in the procurement of products and services. Should a continuing resolution be prolonged it may cause procurement awards to shift and cause our revenues to vary between periods.

During periods covered by continuing resolutions, or until the regular appropriation bills are passed, we may experience delays in procurement of products and services due to lack of funding, and those delays may affect our results of operations. At times, we may continue to work without funding, and use our own funds in order to meet our customer's desired delivery dates for products or services. It is uncertain at this time which of our programs' funding could be reduced in future periods or whether new legislation will be passed by Congress that could result in additional or alternative funding cuts.

We depend to a significant degree on U.S. Government contracts, which are subject to unique risks.

In addition to normal business risks, our supply of systems and products to the U.S. Government is subject to unique risks which are largely beyond our control. These risks include:

- dependence on Congressional appropriations and administrative allotment of funds
- the ability of the U.S. Government to terminate, without prior notice, partially completed government programs and contracts that were previously authorized
- changes in governmental procurement legislation and regulations and other policies which may reflect military and political developments
- significant changes in contract scheduling or program structure, which generally result in delays or reductions in deliveries
- intense competition for available U.S. Government business necessitating increases in time and investment for design and development
- difficulty of forecasting costs and schedules when bidding on developmental and highly sophisticated technical work
- changes over the life of U.S. Government contracts, particularly development contracts, which generally result in adjustments of contract prices
- claims based on U.S. Government work and violation of associated compliance and other requirements, which may result in fines, the cancellation or suspension of payments or suspension or debarment proceedings affecting potential further business with the U.S. Government

International conflicts and terrorism may adversely affect our business.

International conflicts such as the war in Afghanistan, political turmoil in the Middle and Far East and the possibility of future terrorist attacks cause significant uncertainty with respect to U.S. and other business and financial markets and may adversely affect our business. These international conflicts also affect the price of oil, which has a significant impact on the financial health of our commercial customers. Although our Government Systems business may experience greater demand for its products as a result of increased government defense spending, factors arising (directly or indirectly) from international conflicts or terrorism which may adversely affect our commercial business include reduced aircraft build rates, upgrades, maintenance and spending on discretionary products such as in-flight entertainment, as well as increases in the cost of property and aviation products insurance and increased restrictions placed on our insurance policies.

Our business is heavily concentrated in the aviation industry.

As a provider of products and services to the aviation industry, we are significantly affected by the overall economic condition of that industry. The aviation industry is historically cyclical.

Our business, financial condition, results of operations and cash flows may be adversely impacted, among other things, by the following:

- reductions in demand for aircraft (for example, the recent softness in demand for light-end business jets) and delayed aircraft delivery schedules
- challenges in the financial condition of some of our existing and potential customers
- reductions in the need for, or the deferral of, aircraft maintenance and repair services and spare parts support
- retirement or storage of older generation aircraft, resulting in fewer retrofits and less demand for services for those aircraft, as well as the increased availability of used equipment on the market
- limited availability of financing for airlines or aircraft

- high fuel costs
- disruptions to commercial air travel demand

New airspace management technologies may impact future sales.

The aerospace industry is experiencing a global transition from traditional communications, navigation, surveillance and air traffic control systems to air traffic management systems utilizing satellite-based technologies that will allow pilots to fly at desired paths and speeds selected in real time, while still complying with instrument flight regulations. The transition to these technologies will require the use of digital communications systems, global positioning system navigation, satellite surveillance techniques and ground surveillance systems. These technologies are expected to result in more direct and efficient flight routes, fewer flight delays and reduced airport congestion. Although we believe that we are well positioned to participate in this market evolution, our ability to capitalize on the transition to these airspace management technologies is subject to various risks, including:

- delays in the development of the necessary satellite and ground infrastructure by the U.S. and other governments
- delays in adopting national and international regulatory standards
- competitors developing better products
- failure of our product development investments in communications, navigation and surveillance products that enable airspace management technologies to coincide with market evolution to, and demand for, these products
- the ability and desire of customers to invest in products enabling airspace management technologies

A global or regional recession may adversely affect us.

If a recession emerges that impacts where we do business, risks may include:

- declines in revenues, profitability and cash flows from reduced orders, payment delays or other factors caused by the economic problems of our customers
- adverse impacts on our access to short-term commercial paper borrowings or other credit sources
- supply problems associated with any financial constraints faced by our suppliers

We derive a significant portion of our revenues from international sales and are subject to the risks of doing business outside the U.S.

In 2013, 36 percent of our total revenues were from sales of our products and services internationally. We expect that international sales will continue to account for a significant portion of our total sales. As a result, we are subject to risks of doing business internationally, including:

- laws, regulations and policies of non-U.S. governments relating to investments and operations, as well as U.S. laws affecting the activities of U.S. companies abroad
- regulatory requirements and potential changes, including imposition of tariffs or embargoes, export controls and other trade restrictions and antitrust and data privacy requirements
- changes in government spending on defense programs, including spending decline in European countries
- uncertainties and restrictions concerning the availability of funding, credit or guarantees
- requirements of certain customers which obligate us to specified levels of in-country purchases, manufacturing or investments, known as offsets, and penalties in the event we fail to perform in accordance with the offset requirements
- import and export licensing requirements and regulations

- uncertainties as to local laws and enforcement of contract and intellectual property rights

- rapid changes in government, economic and political policies, political or civil unrest or the threat of international boycotts or U.S. anti-boycott legislation

We have made, and expect to continue to make, strategic acquisitions that involve significant risks and uncertainties.

We completed two acquisitions in the last three years and expect to complete the acquisition of ARINC Incorporated during our 2014 fiscal year. We intend to make acquisitions in the future in an effort to enhance shareowner value. Acquisitions involve a certain amount of risks and uncertainties such as:

- difficulty in integrating newly-acquired businesses and operations in an efficient and cost-effective manner and the risk that we encounter significant unanticipated costs or other problems associated with integration

- challenges in achieving strategic objectives, cost savings and other benefits expected from acquisitions

- risk that our markets do not evolve as anticipated and that the technologies acquired do not prove to be those needed to be successful in those markets

- risk that we assume significant liabilities that exceed the limitations of any applicable indemnification provisions or the financial resources of any indemnifying parties

- potential loss of key employees of the acquired businesses

- risk of diverting the attention of senior management from our existing operations

We enter into fixed-price contracts that could subject us to losses in the event that we have cost overruns.

During 2013, approximately 93 percent of our total sales were from, and a significant portion of our anticipated future sales will be from, fixed-price contracts. This allows us to benefit from cost savings, but it carries the burden of potential cost overruns since we assume all of the cost risk. If our initial cost estimates are incorrect, we can incur losses on these contracts. These fixed-price contracts can expose us to potentially large losses because the customer may compel us to complete a project or, in the event of a termination for default, pay the entire incremental cost of its replacement by another provider regardless of the size of any cost overruns that occur over the life of the contract. Because many of these projects involve new technologies and applications and can last for years, unforeseen events such as technological difficulties, fluctuations in the price of raw materials, problems with subcontractors and cost overruns can result in the contractual price becoming less favorable or even unprofitable to us over time. Furthermore, if we do not meet project deadlines or specifications, we may need to renegotiate contracts on less favorable terms, be forced to pay penalties or liquidated damages or suffer major losses if the customer exercises its right to terminate. In addition, some of our contracts have provisions relating to cost controls and audit rights, and if we fail to meet the terms specified in those contracts we may not realize their full benefits. Our results of operations are dependent on our ability to maximize earnings from our contracts. Lower earnings caused by cost overruns could have an adverse impact on our financial condition, results of operations and cash flows.

Costs of certain employee and retiree benefits may rise.

Although we have taken action seeking to contain volatility in the costs related to medical and pension benefits, there are risks that our costs for these benefits will increase as a result of:

- continued increases in medical costs related to current employees due to increased usage of medical benefits, medical inflation and the impact of recent U.S. Government health care legislation

- material changes in legislation or market dynamics impacting medical or pension matters

- the effect declines in the stock and bond markets have on the performance of our pension plan assets

- potential reductions in the discount rate used to determine the present value of our retirement benefit obligations

Tax changes could affect our effective tax rate and future profitability.

Our future results could be adversely affected by changes in the effective tax rate as a result of changes in our overall profitability and changes in the mix of earnings in countries with differing statutory tax rates, changes in tax legislation, the results of audits and examination of previously filed tax returns and continuing assessment of our tax exposures.

We depend on critical suppliers and subcontractors.

We do not always have alternate sources of supply readily available for certain goods or services, such as liquid crystal displays. The loss of a significant supplier or subcontractor or their inability to meet performance, quality or delivery requirements could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend on specialized test equipment.

Some of our specialized test equipment that supports the reliability of our products and systems is the result of significant investment. Back-up test equipment may not be readily available. Damage to our specialized test equipment may result in protracted production recovery.

A cybersecurity incident could have negative impacts.

A cyber-attack that impacts our aviation or communications systems or that bypasses our information technology (IT) security systems causing an IT security breach, may lead to a material disruption to our business and/or the loss of business information resulting in an adverse business impact. Risks may include:

- adverse effects to future results due to the theft, destruction, loss, misappropriation or release of confidential data or intellectual property
- operational or business delays resulting from the disruption of IT systems and subsequent mitigation activities
- negative publicity resulting in reputation or brand damage with our customers, partners or industry peers

Cautionary Statement

This Annual Report on Form 10-K, and documents that are incorporated by reference in this Annual Report on Form 10-K, contain statements, including certain projections and business trends, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the financial condition of our customers, including bankruptcies; the health of the global economy, including potential deterioration in economic and financial market conditions; the rate of recovery of the commercial OEM production rates and the aftermarket; the impacts of natural disasters, including operational disruption, potential supply shortages and other economic impacts; cybersecurity threats, including the potential misappropriation of assets or other sensitive information, corruption of data or operational disruption; delays related to the award of domestic and international contracts; delays in customer programs; unanticipated impacts of sequestration and other provisions of the Budget Control Act of 2011; the discontinuance of support for military transformation and modernization programs; potential adverse impact of oil prices on the commercial aerospace industry; the impact of terrorist events on the commercial aerospace industry; declining defense budgets resulting from budget deficits in the U.S. and abroad; changes in domestic and foreign government spending, budgetary, procurement and trade policies adverse to our businesses; market acceptance of our new and existing technologies, products and services; reliability of and customer satisfaction with our products and services; favorable outcomes on or potential cancellation or restructuring of contracts, orders or program priorities by our customers; recruitment and retention of qualified personnel; regulatory restrictions on air travel due to environmental concerns; effective negotiation of collective bargaining agreements by us and our customers; performance of our customers and subcontractors; risks inherent in development and fixed-price contracts, particularly the risk of cost overruns; risk of significant reduction to air travel or aircraft capacity beyond our forecasts; our ability to execute to our internal performance plans such as our productivity and quality improvements and cost reduction initiatives; achievement of our acquisition and related integration plans; continuing to maintain our planned effective tax rates; our ability to develop contract compliant systems and products on schedule and within anticipated cost estimates; risk of fines and penalties related to noncompliance with laws and regulations including export control and environmental regulations; risk of asset impairments; our ability to win new business and convert those orders to sales within the fiscal year in accordance with our annual operating plan; and the uncertainties of the outcome of lawsuits, claims and legal proceedings, as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof.

Item 1B. ***Unresolved Staff Comments.***

None

Item 2. ***Properties.***

As of September 30, 2013, we operated various manufacturing and engineering facilities, sales offices, warehouses and service locations throughout the U.S. and in countries around the world, including Germany, France, India, Mexico and the United Kingdom. These facilities have aggregate floor space of approximately 6.5 million square feet. Of this floor space, approximately 60 percent is owned and approximately 40 percent is leased. There are no major encumbrances on any of our plants or equipment, other than financing arrangements which in the aggregate are not significant. In the opinion of management, our properties have been well maintained, are in sound operating condition and contain all equipment and facilities necessary to operate at present levels. A summary of floor space of these facilities at September 30, 2013 is as follows:

Location	Owned Facilities	Leased Facilities	Total
(in thousands of square feet)			
U.S.	3,389	2,107	5,496
Europe	329	305	634
Canada and Mexico	—	131	131
Asia Pacific	—	223	223
South America	—	9	9
Total	3,718	2,775	6,493

Type of Facility	Owned Facilities	Leased Facilities	Total
(in thousands of square feet)			
Manufacturing and service	1,493	770	2,263
Sales, engineering and general office space	2,225	2,005	4,230
Total	3,718	2,775	6,493

We have facilities with a total of at least 100,000 square feet in the following cities: Cedar Rapids, Iowa (3,000,000 square feet), Melbourne, Florida (390,000 square feet), Richardson, Texas (280,000 square feet), Heidelberg, Germany (240,000 square feet), Tustin, California (215,000 square feet), Sterling, Virginia (180,000 square feet), Coralville, Iowa (180,000 square feet), Wilsonville, Oregon (180,000 square feet), Duluth, Georgia (160,000 square feet), Toulouse, France (160,000 square feet), Salt Lake City, Utah (120,000 square feet), Hyderabad, India (115,000 square feet) and Mexicali, Mexico (105,000 square feet). Most of our facilities are generally shared for the benefit of our Government Systems and Commercial Systems businesses.

We purchase property insurance covering physical damage to our facilities and resulting business interruption from the perils of fire, windstorm, flood and earthquake. This insurance generally provides replacement cost coverage subject to a $10 million deductible with certain exceptions, including earthquake and high windstorm prone locations that could impose a higher deductible. For example, certain of our facilities, including those located in California and Mexico, are located near major earthquake fault lines. For those facilities we maintain earthquake insurance with limits that may be less than full replacement cost and a $25 million deductible. These exceptions are largely driven by the availability and cost of catastrophe coverage from the insurance markets.

Item 3. ***Legal Proceedings.***

Various lawsuits, claims and proceedings have been or may be instituted or asserted against us relating to the conduct of our business, including those pertaining to product liability, intellectual property, environmental, safety and health, exporting or importing, contract, employment and regulatory matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, management believes there are no material pending legal proceedings.

Item 4. ***Mine Safety Disclosures.***

Not applicable.

Item 4A. ***Executive Officers of the Company.***

The name, age, office and position held with us, and principal occupations and employment during the past five years of each of our executive officers as of November 12, 2013 are as follows:

Name, Office and Position, and Principal Occupations and Employment	Age
Robert K. Ortberg—Chief Executive Officer and a Director since August 2013; President since September 2012; Executive Vice President and Chief Operating Officer, Government Systems from February 2010 to September 2012; Executive Vice President and Chief Operating Officer, Commercial Systems of Rockwell Collins prior thereto	53
Barry M. Abzug—Senior Vice President, Corporate Development since October 2001	61
Patrick E. Allen—Senior Vice President and Chief Financial Officer since January 2005	49
John-Paul E. Besong—Senior Vice President, e-Business since April 2007	60
Tatum J. Buse—Vice President, Finance and Corporate Controller since September 2013; Vice President Cost Optimization from September 2012 to September 2013; Vice President and Controller of International and Service Solutions from May 2011 to September 2012; Senior Director of Financial Planning and Analysis from October 2010 to May 2011; Controller of Service Solutions of Rockwell Collins prior thereto	39
Gary R. Chadick—Senior Vice President, General Counsel and Secretary since July 2001	52
Philip J. Jasper—Executive Vice President and Chief Operating Officer, Government Systems since September 2012; Vice President, Business Development, Government Systems from May 2010 to September 2012; Vice President and General Manager, Mobility and Rotary Wing Solutions of Rockwell Collins prior thereto	45
Bruce M. King—Senior Vice President, Operations since May 2011; Vice President and General Manager Communications Products from September 2010 to May 2011; Vice President and General Manager, Surface Solutions from January 2008 to September 2010; Vice President and General Manager, Communication Systems of Rockwell Collins prior thereto	52
Colin R. Mahoney—Senior Vice President, International and Service Solutions since February 2013; Vice President of Commercial Systems Sales, Marketing and Customer Support from June 2009 to February 2013; Senior Director of Sales, Business and Regional Systems of Rockwell Collins prior thereto	48
Nan Mattai—Senior Vice President, Engineering and Technology since November 2004	61
Martha L. May—Senior Vice President, Human Resources since April 2013; Senior Vice President and Chief Human Resources Officer of Bell Helicopter prior thereto	46
Kent L. Statler—Executive Vice President and Chief Operating Officer, Commercial Systems since February 2010; Executive Vice President, Rockwell Collins Services prior thereto	48
Douglas E. Stenske—Vice President, Treasurer and Risk Management since September 2013; Vice President, Treasurer and Financial Planning from March 2011 to September 2013; Vice President and General Auditor from May 2008 to March 2011; Treasurer of Rockwell Collins prior thereto	47
Robert A. Sturgell—Senior Vice President, Washington Operations since April 2009; Acting Administrator of the Federal Aviation Administration (FAA) prior thereto	54

There are no family relationships, as defined, between any of the above executive officers and any other executive officer or any director. No officer was selected pursuant to any arrangement or understanding between the officer and any person other than us. All executive officers are elected annually.

PART II

Item 5. ***Market for the Company's Common Equity, Related Stockholder Matters and Company Purchases of Equity Securities.***

Market Information

Our common stock, par value $.01 per share, is listed on the New York Stock Exchange and trades under the symbol COL. On October 31, 2013, there were 19,337 shareowners of record of our common stock.

The following table sets forth the high and low sales price of our common stock on the New York Stock Exchange—Composite Transactions reporting system during each quarter of our years ended September 30, 2013 and 2012:

Fiscal Quarters	2013 High	2013 Low	2012 High	2012 Low
First	$ 59.02	$ 52.24	$ 57.34	$ 50.04
Second	64.16	56.87	61.46	55.32
Third	67.58	58.79	58.94	46.78
Fourth	75.25	62.44	54.34	46.37

Dividends

The following table sets forth the cash dividends per share paid by us during each quarter of our years ended September 30, 2013 and 2012:

Fiscal Quarters	2013	2012
First	$ 0.30	$ 0.24
Second	0.30	0.24
Third	0.30	0.30
Fourth	0.30	0.30

Based on our current dividend policy, we have been paying quarterly cash dividends which, on an annual basis, equal $1.20 per share. The declaration and payment of dividends, however, will be at the sole discretion of our Board of Directors.

Repurchases

Our Board of Directors has authorized certain repurchases of our common stock. During 2013, we repurchased approximately 9.8 million shares of our common stock at a total cost of $569 million, at a weighted average cost of $58.38 per share. During 2012, we repurchased approximately 13.3 million shares of our common stock at a total cost of $723 million, at a weighted average cost of $54.41 per share.

The following table provides information with respect to purchases made by or on behalf of us or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934) of shares of our common stock during the three months ended September 30, 2013:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
July 1, 2013 through July 31, 2013	745,100	$ 68.08	745,100	$ 423 million
August 1, 2013 through August 31, 2013	150,000	$ 74.43	150,000	$ 411 million
September 1, 2013 through September 30, 2013	—	$ —	—	$ 411 million
Total/Average	895,100	$ 69.14	895,100	

(1) On February 7, 2013 our Board authorized the repurchase of an additional $500 million of our common stock, as reflected in the table above. The authorization has no stated expiration.

Item 6. ***Selected Financial Data.***

The following selected financial data should be read in conjunction with the consolidated financial statements and notes thereto included in Item 8 below. The Statement of Operations, Statement of Financial Position and other data has been derived from our audited financial statements. The Company operates on a 52/53 week fiscal year ending on the Friday closest to September 30. Each of 2013, 2012, 2011, 2010 and 2009 were 52-week fiscal years.

	Years Ended September 30				
	2013(a)	2012(b)	2011(c)	2010(d)	2009(e)
(dollars in millions, except per share amounts)					
Statement of Operations Data:					
Sales	$ 4,610	$ 4,726	$ 4,806	$ 4,631	$ 4,428
Cost of sales	3,224	3,324	3,427	3,353	3,118
Selling, general and administrative expenses	506	543	533	476	457
Income from continuing operations	632	609	615	557	589
Income from discontinued operations, net of taxes	—	—	19	4	5
Net income	632	609	634	561	594
Net income as a percent of sales	13.7%	12.9%	13.2%	12.1%	13.4%
Diluted earnings per share from continuing operations	4.58	4.15	3.94	3.50	3.70
Statement of Financial Position Data:					
Working capital(f)	$ 1,113	$ 1,347	$ 1,394	$ 1,237	$ 1,003
Property	773	773	754	707	719
Goodwill and intangible assets	1,067	1,071	1,088	1,072	964
Total assets	5,400	5,314	5,389	5,064	4,645
Short-term debt	436	—	—	24	—
Long-term debt, net	563	779	528	525	532
Shareowners' equity	1,618	1,259	1,523	1,482	1,292
Other Data:					
Capital expenditures	$ 120	$ 138	$ 152	$ 109	$ 153
Depreciation and amortization	180	174	159	167	151
Dividends per share	1.20	1.08	0.96	0.96	0.96
Stock Price:					
High	$ 75.25	$ 61.46	$ 67.29	$ 68.04	$ 51.37
Low	52.24	46.37	43.82	47.19	27.67

(a) Net income includes a $19 million income tax benefit related to the retroactive reinstatement of the previously expired Federal Research and Development Tax Credit. Short-term debt includes commercial paper borrowings incurred to fund a portion of our share repurchase program and also includes $200 million related to debt maturing in December 2013.

(b) Net income includes $38 million of net restructuring and asset impairment charges ($58 million before income taxes), primarily related to employee severance costs and certain customer bankruptcy charges. Approximately $38 million of the pre-tax charge was recorded in cost of sales, $25 million was included within selling, general and administrative expenses, and $5 million was classified as a gain within Other income. Net income also includes a $19 million income tax benefit related to the favorable resolution of certain tax matters in 2012.

(c) Income from discontinued operations includes a $17 million gain ($27 million before income taxes) resulting from the sale of the Rollmet business. In addition, income from continuing operations includes $17 million of restructuring and asset impairment charges ($27 million before income taxes) primarily related to real estate lease and contract termination charges, asset impairment charges and employee severance costs. $26 million of the pre-tax restructuring and asset impairment charge was recorded in cost of sales and the remaining $1 million was included in selling, general and administrative expenses. Net income also includes a $16 million income tax benefit related to the retroactive reinstatement of the previously expired Federal Research and Development Tax Credit.

(d) Net income includes a $20 million income tax benefit related to the favorable resolution of certain tax matters in 2010.

(e) Net income includes $14 million of restructuring and asset impairment charges primarily related to reductions in workforce and decisions to implement certain facility rationalization actions ($21 million before income taxes). Approximately $19 million of the pre-tax charge was recorded in cost of sales and the remaining $2 million was included in selling, general and administrative expenses.

(f) Working capital consists of all current assets and liabilities, including cash and short-term debt.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto in Item 8 below. The following discussion and analysis contains forward-looking statements and estimates that involve risks and uncertainties. Actual results could differ materially from these estimates. Factors that could cause or contribute to differences from estimates include those discussed under ***Cautionary Statement*** and ***Risk Factors*** contained in Item 1A above.

We operate on a 52/53 week fiscal year ending on the Friday closest to September 30. For ease of presentation, September 30 is utilized consistently throughout Management's Discussion and Analysis of Financial Condition and Results of Operations to represent the fiscal year end date. 2013, 2012 and 2011 were all 52 week fiscal years. All date references contained herein relate to our fiscal year unless otherwise stated.

OVERVIEW AND OUTLOOK

We have a diversified and balanced business, serving both commercial and government markets. Total revenues decreased 2 percent during fiscal year 2013. This illustrates our balanced business model as the 8 percent reduction in Government Systems revenues was largely offset by a 4 percent increase in revenue for our Commercial Systems business.

Despite the overall decline in revenues, net income increased 4 percent and we reported total segment operating margins in excess of 21 percent of revenue. We also generated operating cash flows of $617 million, representing a 16 percent improvement over last year. We continued to deploy cash for the benefit of our shareowners by paying dividends of $164 million and repurchasing nearly 10 million shares of common stock, lowering outstanding shares by 5 percent. Earnings per share increased 10 percent to $4.58, driven by the favorable impact from our share repurchase program and a lower effective income tax rate that resulted from the reinstatement of the Federal Research & Development tax credit. Earnings also benefited from the absence of net restructuring and asset impairment charges that occurred in 2012. These benefits, however, were offset by higher employee incentive compensation costs in 2013.

We generated the following results for 2013:

- total sales of $4.61 billion
- diluted earnings per share of $4.58
- operating cash flow of $617 million
- capital expenditures of $120 million
- total research and development investment of $921 million [(1)]

Looking forward to 2014, we anticipate the following:

- total sales in the range of $4.5 billion to $4.6 billion
- diluted earnings per share in the range of $4.30 to $4.50
- cash provided by operating activities in the range of $550 million to $650 million
- capital expenditures of about $140 million
- total research and development investment of about $950 million [(1)]

[(1)] Total research and development (R&D) investment is comprised of company and customer-funded R&D expenditures and the net increase in pre-production engineering costs capitalized within Inventory.

In August 2013, we reached a definitive agreement to acquire ARINC Incorporated (ARINC), a portfolio company of The Carlyle Group, and a leader in communications and information processing solutions for the commercial aviation industry, for $1.39 billion in cash. The 2014 guidance range excludes the impact of the planned acquisition of ARINC, which is expected to close shortly after receiving regulatory approval. Guidance ranges will be updated after the transaction has closed.

We believe our Company has a proven ability both to react quickly to changing business conditions and to execute its business plans. We expect market conditions in 2014 to be similar to what we experienced during 2013, and believe we are well positioned to take advantage of improved conditions when they arrive. We expect the sequestration process as mandated by the Budget Control Act of 2011 to continue and have incorporated the anticipated impacts into our guidance. While there is uncertainty in our U.S. defense markets right now, we believe 2014 marks the bottom of this defense cycle. We continue to enhance our international strategies and make proactive adjustments to our cost structure when necessary.

This year, both of our businesses made significant progress on several critical programs. During 2013, we delivered equipment in support of the first flight of the Airbus A350 and Bombardier C-Series aircraft. We also achieved on-time development of equipment for the KC-46 and KC-390 tanker programs. In addition, Boeing's 787 is on track to ramp up production rates beginning in early 2014. During 2013, we also secured a position to provide large-format flight displays on the Boeing 737 MAX and expanded our content on the A350 aircraft. Furthermore, we continue to expand our presence internationally as we have captured a number of positions for Firestorm targeting systems outside the U.S. and were selected by AgustaWestland to provide our HeliSure situational awareness solution on a variety of their helicopter platforms. We expect our content on these platforms to drive substantial revenue growth in the years to come.

Our number one priority is to accelerate our company's return to growth through international expansion, building on our core capabilities, and maintaining a strong commitment to innovation. As we look to 2014 and beyond, we intend to continue full speed ahead on the strategic direction that has served us well. This includes our focus on the customer, continuing our commitment to operational excellence and maintaining our balanced business model. We will also continue to seek to set ourselves apart with strong customer relationships, high returns on invested capital, strong cash flows and margins and continued investment in market differentiating technologies and programs. We believe the following strategies will position our Company to accelerate our return to growth in the years to come:

Enhance and expand our addressed markets: We seek to enhance and expand our product offerings in communications and aviation electronics and leverage our customer relationships and product and technology strengths, as well as industry trends, to provide consistent and profitable growth.

We strive to maintain the right level of balance and diversification, in terms of market segment, geographic regions and product and customer sales mix, believing that our Government Systems and Commercial Systems businesses are complementary to one another. Our business structure enables us to rapidly move resources to meet customer needs as they change, and benefit from growth opportunities as they arise. Over the past several years, we have adjusted the balance between our business segments, as about 52 percent of our sales were attributable to the Government Systems business in 2013, compared to 62 percent in 2010. Looking forward to 2014, we expect this trend to continue as we anticipate Commercial Systems to account for over half of our revenues.

Grow our international business: Market opportunities outside the United States continue to evolve, driven by expanding populations and emerging economies. Security needs are on the rise around the globe, as countries seek to protect their borders, infrastructure and resources. At the same time, global commercial air travel is increasing, generating higher traffic and increased demand for new aircraft. We believe we have positioned our business to take advantage of this growth and project our international revenues will grow from over one third of revenues today to roughly fifty percent by the end of the decade.

Maintain our strong commitment to innovation: A well-funded and comprehensive R&D program is a foundational aspect of our Company. Our focus on developing unique solutions to address our customers' needs is evidenced by the large investment we dedicate towards R&D programs. This investment in R&D has allowed us to develop new systems, products and software solutions for our customers which will continue to be a growth engine for our Company. In 2014, we expect to invest approximately $950 million, or over 20 percent of sales, through R&D investments.

Drive operational excellence: Operational excellence is a fundamental objective at our Company. We have extended Lean concepts beyond the factory floor to virtually every aspect of our business. Our program seeks to streamline processes, reduce production costs and increase quality while enhancing our ability to respond quickly to customer needs. In addition, our shared service model uses an organizational structure to provide the most efficient mechanism to leverage resources across the business. This is evidenced by our product and technology centers of excellence in areas such as displays, communication, navigation and surveillance, through which we apply our core competencies to solutions in both Government Systems and Commercial Systems. By applying common tools and systems across our businesses, we can better manage our cost structure and maximize our R&D investments as technological advancements are applied across our businesses.

See the following sections for further discussion of 2013 and anticipated 2014 results of operations. For additional disclosure on segment operating earnings see Note 24 of the ***Notes to Consolidated Financial Statements*** in Item 8 below. Please also see our ***Risk Factors*** and ***Cautionary Statement*** in Item 1A of this Form 10-K.

RESULTS OF OPERATIONS

The following management discussion and analysis of results of operations is based on reported financial results for 2011 through 2013 and should be read in conjunction with our consolidated financial statements and the notes thereto in Item 8 below.

As discussed in Note 4 of the ***Notes to Consolidated Financial Statements***, the Rollmet product line, formerly included within the Commercial Systems segment, has been accounted for as a discontinued operation for all periods presented. Unless otherwise noted, disclosures pertain to our continuing operations.

Consolidated Financial Results

Sales

(in millions)	2013	2012	2011
U.S.	$ 2,946	$ 3,169	$ 3,356
Non-U.S.[1]	1,664	1,557	1,450
Total	$ 4,610	$ 4,726	$ 4,806
Percent increase (decrease)	(2)%	(2)%	

(1) Sales are attributed to geographic region based on the location of our customers.

Sales for 2013 compared to 2012

Total sales decreased $116 million, or 2 percent, as the $196 million reduction in Government Systems sales was only partially offset by the $80 million increase in Commercial Systems sales. Refer to a detailed discussion of sales by segment in 2013 and 2012 in the Government Systems and Commercial Systems Financial Results sections below.

U.S. sales decreased $223 million, or 7 percent, due principally to a reduction in sales to the U.S. Government and continued challenges from sequestration, as discussed in the Government Systems sales section below.

Non-U.S. sales increased by $107 million, or 7 percent, primarily from higher product deliveries within Commercial Systems to non-U.S. aircraft manufacturers including Bombardier and higher sales of Firestorm targeting systems and other products on international military programs within Government Systems.

Sales for 2012 compared to 2011

Total sales decreased $80 million, or 2 percent, primarily due to a $222 million reduction in Government Systems sales, partially offset by a $142 million increase in Commercial Systems sales. Refer to a detailed discussion of sales by segment in 2012 and 2011 in the Government Systems and Commercial Systems Financial Results sections below.

U.S. sales decreased $187 million, or 6 percent, primarily due to lower sales to the U.S. Government resulting from the adverse market conditions described in the Government Systems sales section below, and a reduction in sales to a U.S. business jet manufacturer who declared bankruptcy in 2012. This reduction was partially offset by higher sales to Boeing across various platforms and increased sales of aftermarket products and services to commercial airlines and other domestic customers, as discussed in the Commercial Systems sales section below.

Non-U.S. sales increased by $107 million, or 7 percent, as sales to non-U.S. aircraft manufacturers including Airbus and Bombardier increased and aftermarket revenues to commercial customers outside the U.S. were higher. This increase was partially offset by a reduction in Government Systems sales to foreign ministries of defense.

Cost of Sales

(in millions)	2013	2012	2011
Total cost of sales	$ 3,224	$ 3,324	$ 3,427
Percent of total sales	69.9%	70.3%	71.3%

Cost of sales consists of all costs incurred to design and manufacture our products and includes R&D, raw material, labor, facility, product warranty, depreciation, amortization and other related expenses.

Cost of sales for 2013 compared to 2012

Total cost of sales decreased $100 million, or 3 percent, primarily due to the following:

- $81 million decrease resulting from the $116 million reduction in net sales volume, as discussed in the Government Systems and Commercial Systems Financial Results sections below
- $38 million reduction due to the absence of restructuring and asset impairment charges recorded in the prior year and classified within cost of sales, as discussed in Note 23 of the ***Notes to Consolidated Financial Statements***
- $25 million reduction in company-funded R&D expense, as explained below
- the above items were partially offset by other net increases to cost of sales of $44 million, primarily attributable to the combined impact of higher employee incentive compensation costs and the absence of favorable warranty adjustments recorded in the prior year

The decrease in cost of sales as a percent of revenues was primarily attributable to the absence of restructuring and asset impairment charges and the reduction in company-funded R&D expense, partially offset by the increase in employee incentive compensation costs and higher warranty costs.

Cost of sales for 2012 compared to 2011

Total cost of sales decreased $103 million, or 3 percent, primarily due to the following:

- $44 million decrease in cost of sales resulting from the $80 million reduction in sales volume, as discussed in the Government Systems and Commercial Systems Financial Results sections below
- $56 million reduction from lower employee incentive compensation costs
- $35 million reduction in company-funded R&D expense, as explained below
- above items were partially offset by:
    - $12 million increase from higher restructuring and asset impairment charges recorded in 2012 as compared to 2011. For 2012, $38 million of restructuring and asset impairment charges were classified within cost of sales, compared to $26 million in 2011, as discussed in Note 23 of the ***Notes to Consolidated Financial Statements***
    - $20 million increase primarily attributable to the combined impact of the $11 million increase in warranty cost detailed in Note 19 of the ***Notes to Consolidated Financial Statements*** and higher retirement benefit expenses, as described in the Retirement Plans section below

The decrease in cost of sales as a percent of revenues was primarily attributable to the lower employee incentive compensation costs and reduction in company-funded R&D expense.

Research and development expense

R&D expense is included as a component of cost of sales and is summarized as follows:

(in millions)	2013	2012	2011
Customer-funded:			
Government Systems	$ 383	$ 420	$ 460
Commercial Systems	98	83	90
Total customer-funded	481	503	550
Company-funded:			
Government Systems	77	82	116
Commercial Systems	218	238	239
Total company-funded	295	320	355
Total research and development expense	$ 776	$ 823	$ 905
Percent of total sales	16.8%	17.4%	18.8%

We make significant investments in research and development to allow our customers to benefit from the latest technological advancements. Total R&D expense is comprised of both company-funded and customer-funded R&D expenditures. In addition to the R&D expenditures shown in the table above, we capitalize in inventory the cost of certain pre-production engineering effort incurred during the development phase of programs when the customer has provided us a long-term supply arrangement and a contractual guarantee for reimbursement. Pre-production engineering costs are then amortized over their useful lives. This amortization cost is included within customer-funded R&D expense and totaled $25 million, $18 million and $15 million for 2013, 2012 and 2011, respectively. Refer to the ***Research and Development*** section found in Item 1 and the ***Critical Accounting Policies*** section found in Item 7 below for further discussion of our incremental investments in pre-production engineering effort.

Customer-funded R&D expenditures are incurred pursuant to contractual arrangements and are typically accounted for as contract costs within cost of sales with the reimbursement accounted for as a sale in accordance with the percentage-of-completion method of accounting.

Company-funded R&D expenditures relate to the development of new products and the improvement of existing products and are expensed as incurred, as disclosed in Note 14 of the ***Notes to the Consolidated Financial Statements***. Company-funded R&D expense consists primarily of payroll-related expenses of employees engaged in R&D activities, engineering-related product materials and equipment and subcontracting costs.

Total R&D expense decreased $47 million from 2012 to 2013. The customer-funded portion of R&D expense decreased $22 million from 2012 to 2013. Government Systems accounted for $37 million of this decrease as challenging market conditions contributed to a decline in spending by the U.S. Government on various development programs. The decrease was partially offset by an increase within Commercial Systems of $15 million, driven in part by higher amortization of pre-production engineering costs. The $25 million decrease in company-funded R&D from 2012 to 2013 was driven by a $20 million reduction within Commercial Systems as we completed R&D efforts associated with various next generation business jet avionics development programs.

Total R&D expense decreased $82 million from 2011 to 2012. The customer-funded portion of R&D expense decreased $47 million from 2011 to 2012. Government Systems accounted for $40 million of this decrease, as certain development programs were terminated for convenience by the U.S. Government and spending on other programs slowed during a transition out of the development phase into production. The $35 million decrease in company-funded R&D from 2011 to 2012 was also driven by Government Systems and was attributable to the completion of development efforts for networked communication, airborne communication and navigation products, as well as savings realized from our previously announced decision to cease further discretionary investments in the public safety vehicle product line.

Looking forward to 2014, total R&D expense is expected to be approximately $780 million, with company-funded and customer-funded R&D expense both expected to be relatively flat when compared to 2013.

Selling, General and Administrative Expenses

(in millions)	2013	2012	2011
Selling, general and administrative expenses	$ 506	$ 543	$ 533
Percent of total sales	11.0%	11.5%	11.1%

Selling, general and administrative (SG&A) expenses consist primarily of personnel, facility and other expenses related to employees not directly engaged in manufacturing or R&D activities. These activities include marketing and business development, finance, legal, information technology and other administrative and management functions.

Total SG&A expenses decreased $37 million, or 7 percent, in 2013 compared to 2012, primarily due to the following:

- the absence of $31 million in bad debt and employee severance expenses that occurred in 2012
- the remaining net decrease of $6 million was primarily due to the combined impact of a reduction in bid and proposal costs and savings realized from ongoing restructuring actions, partially offset by increases in employee incentive compensation and initial transaction costs from the pending acquisition of ARINC

Total SG&A expenses increased $10 million, or 2 percent, in 2012 compared to 2011, primarily due to the following:

- $29 million due to higher bad debt expense resulting from the write-off of accounts receivable due to customer bankruptcies which occurred during 2012
- partially offset by a $19 million reduction from lower employee incentive compensation and other savings attributable to headcount reduction and restructuring actions

Interest Expense

(in millions)	2013	2012	2011
Interest expense	$ 28	$ 27	$ 19

Interest expense increased by $1 million in 2013 compared to 2012, primarily due to costs incurred on a bridge loan credit facility that relates to our pending acquisition of ARINC.

Interest expense increased $8 million in 2012 compared to 2011, primarily due to additional interest expense associated with the $250 million of long-term debt issued in November of 2011.

See Note 10 of the ***Notes to the Consolidated Financial Statements*** in Item 8 below for more detail regarding outstanding debt.

Other Income, Net

(in millions)	2013	2012	2011
Other income, net	$ (16)	$ (25)	$ (28)

Other income, net decreased by $9 million in 2013 compared to 2012, primarily due to an increase in pension expense and the absence of a $5 million gain that occurred in 2012 when we sold our Irvine, California facility. For additional information regarding the fluctuations in Other income, net, see Note 15 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

Income Tax Expense from Continuing Operations

(in millions)	2013	2012	2011
Income tax expense	$ 236	$ 248	$ 240
Effective income tax rate	27.2%	28.9%	28.1%

The effective income tax rate differed from the U.S. statutory tax rate as detailed below:

	2013	2012	2011
Statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes	1.3	1.3	1.1
Research and development credit	(5.1)	(1.7)	(4.7)
Domestic manufacturing deduction	(2.0)	(2.1)	(1.9)
Tax settlements	(0.1)	(2.2)	(0.4)
Other	(1.9)	(1.4)	(1.0)
Effective income tax rate	27.2%	28.9%	28.1%

The difference between our effective income tax rate in 2013 and the statutory tax rate is primarily due to the tax benefits derived from the Federal Research and Development Tax Credit (Federal R&D Tax Credit), which provides a tax benefit on certain incremental R&D expenditures, and the Domestic Manufacturing Deduction under Section 199 (DMD), which provides a tax benefit on U.S.-based manufacturing.

In January 2013, the American Taxpayer Relief Act of 2012 was enacted which retroactively reinstated and extended the Federal R&D Tax Credit. This favorable tax credit had previously expired on December 31, 2011. The effective income tax rate in 2013 decreased from 2012 primarily due to the favorable impacts from the extension of the Federal R&D Tax Credit and an adjustment to recognize certain tax benefits from net operating loss carryovers in the United Kingdom. These items were partially offset by the absence of favorable adjustments recorded in 2012 that primarily related to the resolution of the Internal Revenue Service (IRS) examination of taxable years ended September 30, 2008 and 2009.

The effective income tax rate in 2012 increased from 2011 primarily due to the differences in the availability of the Federal R&D Tax Credit which had expired on December 31, 2011. This increase was partially offset by the favorable impact in 2012 of the Internal Revenue Service (IRS) completing its examination of the taxable years ended September 30, 2008 and 2009.

Looking forward to 2014, we expect an effective income tax rate of approximately 30 percent. This rate assumes the benefit from the Federal R&D Tax Credit is only available through December 31, 2013.

Net Income and Diluted Earnings Per Share

(in millions, except per share amounts)	2013	2012	2011
Income from continuing operations	$ 632	$ 609	$ 615
Percent of sales	13.7%	12.9%	12.8%
Income from discontinued operations, net of taxes	—	—	19
Net income	$ 632	$ 609	$ 634
Diluted earnings per share from continuing operations	$ 4.58	$ 4.15	$ 3.94
Diluted earnings per share from discontinued operations	—	—	0.12
Diluted earnings per share	$ 4.58	$ 4.15	$ 4.06
Weighted average diluted common shares	138.1	146.8	156.1

Net income for 2013 increased 4 percent to $632 million from net income of $609 million for 2012. Diluted earnings per share increased 10 percent to $4.58 for 2013 compared to $4.15 for 2012. The rate of increase in diluted earnings per share was greater than the percentage rate increase in net income because of the favorable impact from our share repurchase program.

Net income and earnings per share for 2013 benefited from higher operating earnings in Commercial Systems, a lower effective income tax rate and the absence of net restructuring and asset impairment charges that were recorded in 2012. These benefits, however, were partially offset by reduced sales volume and operating earnings within Government Systems and the higher employee incentive compensation costs that were recorded in 2013.

Net income for 2012 decreased 4 percent to $609 million from net income of $634 million in 2011. Diluted earnings per share increased 2 percent to $4.15 for 2012, compared to $4.06 for 2011. The increase in diluted earnings per share was due to the favorable impact of our share repurchase program. Net income and earnings per share for 2012 includes a $38 million charge ($58 million before income taxes), or $0.26 per share, attributable to the net restructuring and asset impairment expenses described in Note 23 of the ***Notes to Consolidated Financial Statements***. Net income and earnings per share for 2011 includes a $17 million gain ($27 million before income taxes), or $0.11 per share, from the divestiture of the Rollmet product line, and also includes an offsetting charge of $17 million ($27 million before income taxes), or $0.11 per share, related to restructuring actions.

Net income and earnings per share for 2012 benefited from higher operating earnings in Commercial Systems and a reduction in employee incentive compensation costs. These benefits were partially offset by higher income tax expense and a reduction in Government Systems operating earnings.

Segment Financial Results

One of the key metrics that we often use to describe year over year changes in operating income for each segment is the incremental (or reduced) earnings derived from higher (or lower) sales volumes. Similarly, the gross margin derived from these incremental (or reduced) earnings is often used to describe changes in segment operating margins. By leveraging the fixed costs present in our shared service operating model, we typically can deliver higher earnings on incremental sales volumes. Conversely, lower sales volumes require us to control costs in order to sustain profitability. The incremental (or reduced) margin realized on the sales volume change tends to be disproportionately higher than the overall operating margin reported for the segment. This is because the overall operating margin for the segment contemplates more elements of our cost structure, such as company-funded R&D expense, and selling, general and administrative expenses.

Government Systems

Overview and Outlook

Our Government Systems business provides avionics, communication products, surface solutions and navigation products to the U.S. Department of Defense, other ministries of defense, other government agencies and defense contractors around the world. These systems, products and services support airborne (fixed and rotary wing), ground and shipboard applications. The short and long-term performance of our Government Systems business is affected by a number of factors, including the amount and prioritization of defense spending by the U.S. and non-U.S. governments, which is generally based on the security environment and underlying political landscape resulting from budget deficits.

In August 2011, Congress enacted the Budget Control Act of 2011 which imposes spending caps and certain reductions in U.S. security spending over a ten-year period through 2021. These spending caps and reductions, referred to as sequestration, went into effect on March 3, 2013. While we believe our product offerings are well positioned to meet the needs of our government customers, the impact of sequestration could have a material adverse effect on our Company and the defense industry in general.

Further, in years when the U.S. Government does not complete its budget process before the end of its fiscal year (September 30), government operations are typically funded through a continuing resolution that authorizes agencies of the U.S. Government to continue to operate, but does not authorize new spending initiatives. During periods covered by continuing resolutions (or until the regular appropriation bills are passed), we may experience delays in procurement of products and services which can adversely impact our results of operations and cause variability in the timing of revenue between periods.

The U.S. Government was not able to agree on a continuing resolution solution prior to the expiration of their most recent fiscal year ended September 30, 2013. As a result, the Government began the fiscal year 2014 unfunded and as of October 1, 2013, all non-essential Government personnel and services were shut down. On October 16, 2013, legislation was passed to reopen the Government and to provide temporary funding authority for approximately three months. Federal contracts will continue to face funding uncertainty until Congress passes a more definitive spending bill.

Our fiscal year 2014 guidance for Government Systems incorporates the estimated continued impacts of sequestration. We expect Government Systems revenues to decrease by mid-to-high single digits from 2013 to 2014, primarily driven by:

- approximately $200 million reduction resulting from a full year impact of sequestration cuts

- partially offset by an increase in international defense sales and increased production on various Avionics programs, including KC-10 and E-6B aircraft upgrades, and higher deliveries for the Joint Helmet Mounted Cuing Systems (JHMCS) and Joint Strike Fighter (JSF) helmet mounted displays

We project Government Systems 2014 segment operating margins to remain above 20 percent, as the benefits from restructuring and other cost reduction initiatives should mostly offset the adverse impact from lower revenue.

Risks affecting future performance of our Government Systems business include:

- overall funding and prioritization of the U.S. and non-U.S. defense budgets, including unanticipated impacts from sequestration and the uncertain budgetary environment
- delayed, reduced or canceled funding for programs we have won
- potential impact of geopolitical and economic events
- our ability to execute to our internal performance plans and cost reduction initiatives
- our ability to win new business, successfully develop products and execute on programs pursuant to contractual requirements

For additional disclosure on Government Systems segment results see Note 24 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

Government Systems Sales

The following table presents Government Systems sales by product category:

(in millions)	2013	2012	2011
Avionics	$ 1,384	$ 1,476	$ 1,434
Communication products	586	652	698
Surface solutions	232	226	377
Navigation products	193	237	304
Total	$ 2,395	$ 2,591	$ 2,813
Percent (decrease)	(8)%	(8)%	

Government Systems Sales for 2013 compared to 2012

Avionics sales decreased $92 million, or 6 percent, primarily due to the following:

- $57 million decrease from the combined impact of our reduced effort on development programs that are completing or are expected to transition to full-scale production after 2013, such as the E-6 aircraft upgrade program, and programs that were terminated for convenience by the U.S. Government
- $30 million decrease driven by lower production on the Eurofighter program and fewer deliveries of helmet mounted displays for various fighter aircraft
- $26 million decrease from a reduction in simulator and training activities on programs that have either completed or are winding down
- partially offset by other net increases to revenue of $21 million, including higher program revenues on international tanker/transport aircraft

Communication products sales decreased $66 million, or 10 percent, primarily due to the following:

- $55 million reduction from fewer deliveries of satellite communication terminals attributable to the adverse impacts from sequestration and reductions in the U.S. Government's communication infrastructure in the Middle East as troops are withdrawn from the region

- $48 million decrease from the combined impact of the wind-down of development efforts on several secured communication programs, including the FAB-T (Family of Advanced Beyond Line of Sight terminals) program, and a reduction in data link product deliveries on certain programs that are completing or are currently experiencing customer award delays

- partially offset by other net increases to revenue of $37 million, including higher deliveries of the Joint Tactical Radio System Manpack radios

Surface solutions sales increased $6 million, or 3 percent, primarily due to the following:

- $42 million increase principally attributable to higher international sales of Firestorm targeting systems

- partially offset by a $36 million decrease caused by a reduction in various electronic warfare and integration programs that completed or are transitioning from development to production, and fewer deliveries of public safety vehicle systems as we exited that product line

Navigation products sales decreased $44 million, or 19 percent, primarily due to fewer deliveries of our Defense Advanced GPS Receiver products as troops are withdrawn from Afghanistan and Iraq.

Government Systems Sales for 2012 compared to 2011

Avionics sales increased $42 million, or 3 percent, primarily due to the following:

- $80 million increase resulting from the combined impact of development effort on the KC-46A, KC-10 and KC-390 tanker/transport programs

- $49 million increase in sales on the Saudi F-15 fighter program

- partially offset by reductions to revenue of $87 million, primarily attributable to decreased sales for the KC-135 Global Air Traffic Management program and lower deliveries on C-17 transport, CH-53 rotary wing and P-3 special mission aircraft

Communication products sales decreased $46 million, or 7 percent, primarily due to the following:

- $21 million reduction due to the completion of a program to provide transportable cellular capabilities in Afghanistan

- $21 million decrease resulting from the combined impact of a program termination for Ground Mobile Radios and reduced funding authorizations on the U.S. Department of Defense FAB-T initiative

Surface solutions sales decreased $151 million, or 40 percent, primarily due to the following:

- $52 million reduction attributable to the combined impact of two programs that were terminated for convenience by the U.S. Government during 2011

- $52 million decrease resulting from the combined impact of fewer deliveries of iForce public safety vehicle systems as we exited this product line and a reduction in Joint Precision Approach and Landing System program revenues as it transitioned from development into production

- remaining decrease of $47 million was due to a variety of items, including fewer deliveries of soldier optronics products and a decline in electronic warfare solution program revenues

Navigation products sales decreased $67 million, or 22 percent, primarily due to an $81 million reduction in revenue from fewer deliveries of our Defense Advanced GPS Receiver products as troop deployments wind down in Afghanistan and Iraq.

Government Systems Segment Operating Earnings

(in millions)	2013	2012	2011
Segment operating earnings	$ 499	$ 568	$ 592
Percent of sales	20.8%	21.9%	21.0%

Government Systems Operating Earnings for 2013 compared to 2012

Government Systems operating earnings were $499 million, or 20.8 percent of sales, for 2013 compared to operating earnings of $568 million, or 21.9 percent of sales, for 2012. The $69 million decrease in Government Systems operating earnings was primarily due to the following:

- the $196 million reduction in sales discussed in the Government Systems sales section above resulted in lower earnings of $63 million, or 32 percent of the sales decline, and a $133 million decrease to cost
- $30 million reduction to operating earnings was primarily due to the combined impact of a net increase in employee related costs, including employee incentive compensation, and the absence of favorable warranty adjustments that occurred in 2012
- partially offset by a $24 million benefit to operating earnings attributable to the combined impact of lower SG&A costs as we realized savings from on-going restructuring actions and the reduction in company-funded R&D expense

The decrease in Government Systems operating earnings as a percent of sales was driven by the higher employee incentive compensation and the absence of favorable warranty adjustments that occurred in 2012. The unfavorable margin impact from the lower sales volume was mostly offset by the benefits from lower SG&A and company-funded R&D expenses.

Government Systems Operating Earnings for 2012 compared to 2011

Government Systems operating earnings were $568 million, or 21.9 percent of sales, for 2012 compared to operating earnings of $592 million, or 21.0 percent of sales, for 2011. The $24 million decrease in Government Systems operating earnings was primarily due to the following:

- $222 million reduction in sales discussed in the Government Systems sales section above resulted in a $137 million decrease to costs and a reduction to earnings of $85 million, or 38 percent of the sales decline. This margin reflects the absence of higher margin hardware sales for Navigation products that occurred last year
- partially offset by a $34 million benefit to operating earnings resulting from lower company-funded R&D expense
- the remaining variance of $27 million was primarily attributable to a benefit from lower employee headcount and reduced employee incentive compensation costs, partially offset by higher warranty expense and an increase in employee medical and retirement benefit costs

The increase in Government Systems operating earnings as a percent of sales was driven by the reduction in company-funded R&D expense and lower employee incentive compensation costs, partially offset by the adverse impact from lower sales.

Commercial Systems

Overview and Outlook

Our Commercial Systems business supplies aviation electronics systems, products and services to customers located throughout the world. The customer base is comprised of OEMs of commercial air transport, business and regional aircraft, commercial airlines and business aircraft operators. The near and long-term performance of our Commercial Systems business is impacted by general worldwide economic health, commercial airline flight hours, corporate profits and the financial condition of airlines worldwide.

We expect Commercial Systems sales to increase by mid-single digits in 2014 compared to 2013, primarily due to the following:

- sales to aircraft OEMs are expected to increase by mid-single digits when compared to 2013. Sales to air transport aircraft OEMs are projected to increase in the low teens and should benefit from anticipated production rate increases for the Boeing 787 aircraft and initial sales related to the Airbus A350 aircraft. Business and regional jet OEM sales are expected to decrease in the low single digits as initial deliveries of products for the Embraer Legacy 500 aircraft are expected to only partially offset the impact of lower production rates at Cessna

- aftermarket sales for 2014 are expected to increase by mid-single digits. The sales increase is expected to be driven by higher revenue from regulatory airspace mandates, including TCAS 7.1 and Link 2000+, as airlines and business jet owners continue to incorporate these retrofits onto their aircraft in anticipation of the 2015 mandate. In addition, we expect an increase in service and support revenues and growth from business jet cockpit upgrades, as well as air transport spares for Boeing 787 and Airbus A350 aircraft

- sales of wide-body in-flight entertainment (IFE) products and services are expected to decrease by about 25 percent, or $20 million, as airlines continue to decommission their legacy IFE systems and no longer require our services, given our decision in 2005 to cease investing in this product area

We project Commercial Systems 2014 operating margins will expand by approximately 50 basis points above the 21.5 percent reported in 2013, driven primarily by the anticipated revenue increase. Commercial margin expansion will be tempered slightly as a majority of the revenue growth anticipated in 2014 results from new air transport aircraft entering into service, which initially generate lower incremental operating margins.

Risks to the Commercial Systems business include:

- turbulence in global economic and financial markets could have a significant impact on demand for air travel, demand for new aircraft, demand for retrofits and the availability of financing for new aircraft

- occurrence of an unexpected geopolitical event, including terrorism or a pandemic, that could have a significant impact on demand for air travel and demand for new aircraft

- potential negative impact that fuel prices could have on the profitability of airline and other aircraft operator customers

- our ability to develop products and execute on programs pursuant to contractual requirements

- development and market segment acceptance of our products and systems

- potential adverse impact from delays or reductions in OEM aircraft production, including delays in the entry-into-service date for new aircraft

For additional disclosure on Commercial Systems segment results see Note 24 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

Commercial Systems Sales

The following table presents Commercial Systems sales by product category:

(in millions)	2013	2012	2011
Air transport aviation electronics:			
Original equipment	$ 601	$ 574	$ 499
Aftermarket	499	474	431
Wide-body in-flight entertainment	83	91	119
Total air transport aviation electronics	1,183	1,139	1,049
Business and regional aviation electronics:			
Original equipment	612	582	557
Aftermarket	420	414	387
Total business and regional aviation electronics	1,032	996	944
Total	$ 2,215	$ 2,135	$ 1,993
Percent increase	4%	7%	

Commercial Systems Sales for 2013 compared to 2012

Total air transport aviation electronics sales increased $44 million, or 4 percent, primarily due to the following:

- OEM sales increased $27 million, or 5 percent primarily due to increased product deliveries from higher aircraft production rates for the Boeing 787 and 737 aircraft
- aftermarket sales increased $25 million, or 5 percent, primarily driven by higher regulatory mandate upgrades
- wide-body IFE sales decreased $8 million, or 9 percent, as airlines continue to decommission their legacy IFE systems and no longer require our services, given the Company's strategic decision announced in 2005 to cease investment in this product area

Total business and regional aviation electronics sales increased $36 million, or 4 percent, primarily due to the following:

- OEM sales increased $30 million, or 5 percent, as higher product deliveries for increased aircraft production rates on Bombardier Global and Challenger aircraft were partially offset by reduced sales to Cessna as they slowed down their production rates for aircraft at the light-end of the business jet market
- aftermarket sales increased $6 million, or 1 percent, driven by higher service and support activities

Commercial Systems Sales for 2012 compared to 2011

Total air transport aviation electronics sales increased $90 million, or 9 percent, primarily due to the following:

- OEM sales increased $75 million, or 15 percent, driven primarily by higher sales to Boeing and Airbus as they increased aircraft production rates across various platforms, including the Boeing 787 and 737 aircraft and the Airbus A320
- aftermarket sales increased $43 million, or 10 percent. The increase was driven by higher spares revenues of $19 million, primarily for new Boeing 787 and 747-8 aircraft, and a $22 million increase in retrofit and service and support activities
- Wide-body IFE sales decreased $28 million, or 24 percent, as airlines begin decommissioning their legacy IFE systems and no longer require our services, given the Company's strategic decision announced in 2005 to cease investment in this product area

Total business and regional aviation electronics sales increased $52 million, or 6 percent, primarily due to the following:

- OEM sales increased $25 million, or 4 percent, primarily related to a $62 million increase in product deliveries for Bombardier Global, Cessna Citation and Gulfstream aircraft. This was partially offset by other net reductions of $37 million, including fewer deliveries to Hawker Beechcraft as they discontinued their Hawker jet product line, and lower sales to regional jet aircraft manufacturers as production rates declined for certain aircraft

- aftermarket sales increased $27 million, or 7 percent, driven by the combined impact of higher retrofit and service and support activities. Retrofit sales increased as customers upgraded aircraft systems in order to gain operational efficiencies, improve performance and modernize the cabin

Commercial Systems Segment Operating Earnings

(in millions)	2013	2012	2011
Segment operating earnings	$ 477	$ 440	$ 381
Percent of sales	21.5%	20.6%	19.1%

Commercial Systems Operating Earnings for 2013 compared to 2012

Commercial Systems operating earnings increased $37 million, or 8 percent, primarily due to the following:

- the $80 million increase to sales discussed in the Commercial Systems sales section above resulted in a $52 million increase to cost and incremental earnings of $28 million, or 35 percent of the higher sales volume. The margins on the incremental earnings were tempered by a less favorable sales mix

- $20 million benefit related to lower company-funded R&D expenses

- partially offset by other net reductions to operating earnings of $11 million, driven principally by higher employee incentive compensation costs

The increase in Commercial Systems operating earnings as a percent of sales was primarily due to the reduction in company-funded R&D expenses and the higher sales volume, partially offset by the adverse impact from increased employee incentive compensation.

Commercial Systems Operating Earnings for 2012 compared to 2011

Commercial Systems operating earnings increased $59 million, or 15 percent, primarily due to the following:

- incremental earnings from higher sales volume totaled $61 million, representing an incremental gross margin of 43 percent

- partially offset by a $10 million reduction to operating earnings due to the absence of favorable adjustments recorded in the prior year to reduce certain customer incentive reserves

- remaining variance of $8 million is primarily comprised of a net benefit from lower employee incentive compensation costs, partially offset by a $5 million bad debt charge recorded in the third quarter of fiscal year 2012 and higher warranty, employee medical and retirement benefit costs

The increase in Commercial Systems operating earnings as a percent of sales was primarily due to the incremental earnings from higher sales volume.

General Corporate, Net

General corporate expenses that are not allocated to our business segments are included in General corporate, net. These costs are included within Cost of sales, SG&A and Other Income, net on the Consolidated Statement of Operations. General corporate, net is summarized as follows:

(in millions)	2013	2012	2011
General corporate, net	$ 60	$ 42	$ 48

General corporate, net expense increased $18 million during 2013 as compared to 2012 primarily due to higher employee incentive compensation and pension costs and an increase from initial transaction costs related to our planned acquisition of ARINC.

General corporate, net expense decreased $6 million during 2012 as compared to 2011 primarily due to a reduction in employee incentive compensation costs.

Retirement Plans

Net benefit expense (income) for pension benefits and other retirement benefits are as follows:

(in millions)	2013	2012	2011
Pension benefits	$ 7	$ (13)	$ (16)
Other retirement benefits	15	18	10
Net benefit expense (income)	$ 22	$ 5	$ (6)

Pension Benefits

In 2003, we amended our U.S. qualified and non-qualified pension plans covering all salary and hourly employees not covered by collective bargaining agreements to discontinue benefit accruals for salary increases and services rendered after September 30, 2006. Concurrently, we replaced this benefit by supplementing our existing defined contribution savings plan to include an additional Company contribution effective October 1, 2006. The supplemental contribution to our existing defined contribution savings plan was $39 million, $41 million and $39 million for 2013, 2012 and 2011, respectively.

Defined benefit pension expense (income) for the years ended September 30, 2013, 2012 and 2011 was $7 million, $(13) million and $(16) million, respectively. The $20 million increase in pension expense in 2013 as compared to 2012 was impacted by a decrease in our expected long-term return on plan assets assumption, from 8.75 percent in 2012 to 8.25 percent in 2013. Pension costs did not change significantly in 2012 compared to 2011.

During 2013, the funded status of our pension plans went from a deficit of $1,466 million at September 30, 2012 to a deficit of $881 million at September 30, 2013. The improvement in funded status was primarily due to the favorable impact from an increase in the discount rate used to measure our U.S. pension obligations from 3.56 percent at September 30, 2012 to 4.48 percent at September 30, 2013, and an increase in plan assets due to improved market returns during 2013. We also contributed $122 million to our pension plans during the year ended September 30, 2013.

We expect defined benefit pension expense of $10 million in 2014, compared to $7 million of pension expense in 2013.

Our objective with respect to the funding of our pension plans is to provide adequate assets for the payment of future benefits. Pursuant to this objective, we will fund our pension plans as required by governmental regulations and may consider discretionary contributions as conditions warrant. We believe our strong financial position continues to provide us the opportunity to make contributions to our pension fund without inhibiting our ability to pursue strategic investments.

In October 2013, subsequent to our 2013 fiscal year end, we made a $55 million voluntary contribution to our U.S. qualified pension plan. There was no minimum statutory funding requirement for 2014 and we do not currently expect to make any additional discretionary contributions during 2014 to this plan. Any additional future contributions necessary to satisfy minimum statutory funding requirements are dependent upon actual plan asset returns and interest rates. Contributions to our non-U.S. plans and our U.S. non-qualified plan are expected to total $14 million in 2014.

Other Retirement Benefits

Other retirement benefits expense for the years ended September 30, 2013, 2012 and 2011 was $15 million, $18 million and $10 million, respectively. We expect other retirement benefits expense of approximately $9 million in 2014.

FINANCIAL CONDITION AND LIQUIDITY

Cash Flow Summary

Our ability to generate significant cash flow from operating activities coupled with our expected ability to access the credit markets enables us to execute our growth strategies and return value to our shareowners. The timing of our cash inflows is historically heavily weighted towards the second half of our fiscal year, particularly our fourth quarter. We expect this trend to continue in the future.

During 2013, we generated $617 million of cash flow from operations, a 16 percent increase over 2012. We also made $122 million of pension plan contributions during 2013 and incurred significant cash expenditures to enhance shareowner value, including $589 million of cash payments for share repurchases and $164 million of dividend payments.

In 2014 we expect cash provided by operating activities to be in the range of $550 million to $650 million. The projected range of cash provided by operating activities accommodates a $55 million discretionary contribution to our U.S. qualified defined benefit pension plan that was made in October 2013, subsequent to our 2013 fiscal year end, and also accommodates a projected net increase in pre-production engineering costs of $170 million. We expect a majority of the projected 2014 operating cash flow to be generated in the second half of our fiscal year.

Operating Activities

(in millions)	2013	2012	2011
Cash provided by operating activities	$ 617	$ 534	$ 657

The $83 million increase in cash provided by operating activities in 2013 compared to 2012 was primarily due to the following:

- cash payments for income taxes decreased $102 million to $106 million in 2013 compared to $208 million in 2012. This benefit to operating cash flows was primarily due to differences in the timing of tax payments resulting from favorable changes in the availability of the Federal R&D tax credit

- payments for employee incentive pay decreased $79 million. Incentive pay is expensed in the year it is incurred and is paid in the first fiscal quarter of the following year. During 2013, $54 million was paid for employee incentive pay costs incurred during 2012. This compares to $133 million paid in 2012 for employee incentive pay costs incurred during 2011

- payments for inventory and other operating costs decreased by $29 million to $3,643 million in 2013 compared to $3,672 million in 2012. The decrease was primarily due to lower costs associated with the lower sales volume in 2013, as discussed in the Results of Operations section above

- the above items were partially offset by lower cash receipts from customers which decreased by $132 million to $4,553 million in 2013, compared to $4,685 million in 2012. The net decrease was primarily due to the lower sales volume, partially offset by higher cash advances received from customers

The $123 million decrease in cash provided by operating activities in 2012 compared to 2011 was primarily due to the following:

- cash receipts from customers decreased by $114 million to $4,685 million in 2012 compared to $4,799 million in 2011, primarily due to the lower sales volume in 2012 as discussed in the Results of Operations section above and lower collections of receivables from customers, partially offset by higher progress payments received in advance of revenue recognition

- payments for income taxes increased $112 million to $208 million in 2012 compared to $96 million in 2011 due to the differences in the timing of cash tax payments resulting from the retroactive extension of the Federal R&D tax credit that benefited 2011 and the expiration of the Federal R&D tax credit that increased cash payments in 2012

- payments for employee incentive pay increased $62 million. Incentive pay is expensed in the year it is incurred and paid in the first fiscal quarter of the following year. During 2012, $133 million was paid for employee incentive pay costs incurred during 2011 as compared to $71 million paid in 2011 for employee incentive pay costs incurred during 2010

- the above items were partially offset by a decrease in payments for inventory and other operating costs of $206 million to $3,672 million in 2012 compared to $3,878 million in 2011. The decrease was primarily due to lower costs associated with the lower sales volume in 2012 discussed in the Results of Operations section above

Investing Activities

(in millions)	2013	2012	2011
Cash used for investing activities	$ (118)	$ (129)	$ (92)

The $11 million reduction in cash used for investing activities in 2013 compared to 2012 was primarily due to the following:

- cash payments for capital expenditures decreased $18 million

- partially offset by the absence of cash proceeds received last year from the sale of our facility in Irvine, California

The $37 million increase in cash used for investing activities in 2012 compared to 2011 was primarily due to the following:

- the absence of $44 million in cash proceeds from the divestiture of Rollmet, which occurred in 2011

- the absence of $20 million in cash proceeds from the sale of a short-term investment at a non-U.S. subsidiary during 2011

- partially offset by:

    - lower payments for the acquisition of businesses of $17 million. In 2012, there were no business acquisitions as compared to $17 million of payments made in 2011 for the acquisitions of Blue Ridge Simulation, Inc. and Computing Technologies for Aviation, Inc.

    - a $14 million decrease in capital expenditures

Financing Activities

(in millions)	2013	2012	2011
Cash used for financing activities	$ (448)	$ (594)	$ (471)

The $146 million reduction in cash used for financing activities in 2013 compared to 2012 was primarily due to the following:

- cash repurchases of common stock decreased $125 million to $589 million in 2013, compared to $714 million in 2012

- cash proceeds from stock option exercises increased $40 million to $61 million in 2013, as our common stock price generally increased during the year and a greater number of options were exercised

- partially offset by lower net proceeds from borrowings of $12 million. During 2013, net proceeds from short-term commercial paper borrowings were $235 million, compared to net proceeds from the issuance of long-term debt in 2012 of $247 million

The $123 million increase in cash used for financing activities in 2012 compared to 2011 was primarily due to the following:

- cash repurchases of common stock increased $386 million to $714 million in 2012 from $328 million in 2011
- partially offset by:
  - net proceeds of $247 million from the issuance of long-term debt in November of 2011
  - absence of a $24 million repayment of short-term debt at a non-U.S. subsidiary that occurred during 2011

Share Repurchase Program

Cash flow from operations and the issuance of short-term and long-term debt provided funds for repurchasing our common stock under our share repurchase program as follows:

(in millions, except per share amounts)	2013	2012	2011
Amount of share repurchases	$ 569	$ 723	$ 322
Number of shares repurchased	9.8	13.3	5.5
Weighted average price per share	$ 58.38	$ 54.41	$ 58.50

Approximately $0, $16 million, and $0 of the 2013, 2012 and 2011 share repurchases reflected in the table above are included within accounts payable at September 30, 2013, 2012 and 2011 respectively. As such, this item is reflected as a non-cash transaction in our Consolidated Statement of Cash Flows.

Looking forward to 2014, we expect share count to remain fairly stable and anticipate some level of share repurchases to occur in order to offset the dilution from employee stock benefits.

Dividends

We declared and paid cash dividends of $164 million, $157 million and $148 million in 2013, 2012 and 2011, respectively. Based on our current dividend policy, we will pay quarterly cash dividends which, on an annual basis, will equal $1.20 per share. We expect to fund dividends using cash generated from operations. The declaration and payment of future dividends is at the sole discretion of the Board of Directors.

Financial Condition and Liquidity

We maintain a capital structure that enables us sufficient access to credit markets. When combined with our ability to generate strong levels of cash flow from our operations, this capital structure provides the strength and flexibility necessary to pursue strategic growth opportunities and to return value to our shareowners.

A comparison of key elements of our financial condition as of September 30, 2013 and 2012 are as follows:

	September 30	
(in millions)	2013	2012
Cash and cash equivalents	$ 391	$ 335
Short-term debt[(1)]	(436)	—
Long-term debt, net	(563)	(779)
Net debt [(2)]	$ (608)	$ (444)
Total equity	$ 1,623	$ 1,264
Debt to total capitalization [(3)]	38%	38%
Net debt to total capitalization [(4)]	27%	26%

(1) Short-term debt at September 30, 2013 includes $235 million of short-term commercial paper borrowings, $200 million of unsecured debt due December 1, 2013 (the 2013 Notes) and a $1 million fair value swap adjustment related to the 2013 Notes
(2) Calculated as total of short-term and long-term debt, net (Total debt), less cash and cash equivalents
(3) Calculated as Total debt divided by the sum of Total debt plus Total equity
(4) Calculated as Net debt divided by the sum of Net debt plus Total equity

We primarily fund our contractual obligations, capital expenditures, small to medium sized acquisitions, dividends and share repurchases from cash generated from operating activities. In August 2013, we reached a definitive agreement to acquire ARINC for $1.39 billion in cash. The transaction is expected to close during our fiscal year 2014 upon completion of government regulatory approvals and other customary closing conditions. We expect to fund the acquisition purchase price through the incurrence of new debt, with approximately two-thirds allocated as long-term in order to take advantage of the currently favorable interest rate environment. The balance of the purchase price will be funded with commercial paper, which we intend to pay down using our cash flow. While this incremental debt resulting from the pending acquisition of ARINC will increase our leverage, we expect to maintain our investment grade credit ratings and have continued access to the credit markets.

As of September 30, 2013, approximately 87 percent of our cash and cash equivalents resides at non-U.S. locations and may not be readily accessible for use in the U.S. due to potential adverse income tax implications and other statutory limitations. Due to the fluctuations of cash flows, we supplement our internally-generated cash flow from time to time by issuing short-term commercial paper. Under our commercial paper program, we may sell up to $850 million face amount of unsecured short-term promissory notes in the commercial paper market. The commercial paper notes have maturities of not more than 364 days from the date of issuance.

At September 30, 2013, short-term commercial paper borrowings outstanding were $235 million with a weighted-average interest rate and maturity period of 0.18 percent and 15 days, respectively. In addition to the commercial paper borrowings, short-term debt at September 30, 2013 also includes $200 million of 4.75 percent fixed rate unsecured debt due December 1, 2013. Our current plan is to refinance the 2013 Notes. At September 30, 2012, there were no short-term commercial paper borrowings outstanding. The maximum amount of short-term commercial paper borrowings outstanding during 2013 was $480 million and the maximum amount outstanding during 2012 was $330 million.

In the event our access to the commercial paper markets is impaired, we have access to our existing $850 million senior unsecured revolving credit facility that was entered into on May 26, 2011 and has a term of five years. This revolving credit facility is in place principally to support our commercial paper program. The credit facility includes one financial covenant that requires us to maintain a consolidated debt to total capitalization ratio of not greater than 60 percent. The ratio excludes the accumulated other comprehensive loss equity impact related to defined benefit retirement plans. Our debt to total capitalization ratio at September 30, 2013 based on this financial covenant was 26 percent. We had no borrowings at September 30, 2013 under our existing revolving credit facility.

The Company has entered into two new revolving credit agreements to ensure we will have adequate commercial paper borrowing capacity to finance a portion of the pending ARINC acquisition and to fund other short-term cash requirements. These credit agreements will not become effective until the closing conditions described below for each agreement are fulfilled.

In September 2013, we entered into a $1 billion five-year unsecured revolving credit agreement with various banks to extend the term and increase the size of our existing $850 million revolving credit facility. The initial borrowing under this new five-year revolving credit agreement is subject to customary closing conditions as well as, among other conditions, the payoff and termination of our existing $850 million five-year senior unsecured revolving credit agreement. The initial borrowing is not subject to the consummation of the ARINC acquisition, however in the event the ARINC acquisition is not consummated, the aggregate principal amount available under this new agreement will be lowered from $1 billion to $850 million. In September 2013, we also entered into a $200 million 364-day unsecured revolving credit agreement with various banks. The initial borrowing under the 364-day revolving credit agreement is subject to customary closing conditions as well as, among other conditions, the consummation of the ARINC acquisition. This credit agreement will automatically terminate in the event the ARINC acquisition is not consummated.

As of September 30, 2013, the closing conditions under the $1 billion credit agreement and the $200 million credit agreement have not been satisfied. We expect to satisfy the conditions precedent to the closing of these credit agreements substantially concurrent with the consummation of the ARINC acquisition. The covenants, representations and warranties and events of default set forth in the new revolving credit agreements are substantially the same as those in the existing $850 million credit agreement.

In addition, alternative sources of liquidity could include funds available from the issuance of equity securities, debt securities and potential asset securitization strategies. To date, we have not raised capital through the issuance of equity securities, nor do we have any current plans to do so, as we prefer to use debt financing to lower our overall cost of capital and increase our return on shareowners' equity.

Credit ratings are a significant factor in determining our ability to access short-term and long-term financing as well as the cost of such financing. Our strong credit ratings have enabled continued access to both short and long-term credit markets. If our credit ratings were to be adjusted downward by the rating agencies, the implications of such actions could include impairment or elimination of our access to credit markets and an increase in the cost of borrowing. The following is a summary of our credit ratings as of September 30, 2013:

Credit Rating Agency	Short-Term Rating	Long-Term Rating	Outlook
Fitch Ratings	F1	A	Stable
Moody's Investors Service	P-1	A2	Negative
Standard & Poor's	A-1	A	Negative

When the Company announced its intent to acquire ARINC and fund the purchase price through the incurrence of additional debt, each of the above rating agencies placed our credit ratings under review for possible downgrade. In October 2013, subsequent to our 2013 fiscal year end, Fitch affirmed our current short-term and long-term ratings, but revised our outlook to Negative from Stable. Standard & Poor's announced that it expects to reduce the Company's short-term and long-term ratings to A-2 and to A -, respectively, upon completion of the ARINC acquisition. Moody's continues to have the Company's ratings under review for possible downgrade. We do not expect any of the changes to our credit ratings or outlook to materially impact our ability to access credit markets or significantly increase our cost of borrowing.

We were in compliance with all debt covenants at September 30, 2013 and September 30, 2012.

Off-balance Sheet Arrangements

As of September 30, 2013, other than operating leases, we had no material off-balance sheet arrangements, including guarantees, retained or contingent interests in assets transferred to unconsolidated entities, derivative instruments indexed to our stock and classified in shareowners' equity on our Consolidated Statement of Financial Position or variable interests in entities that provide financing, liquidity, market risk or credit risk support to our Company.

Contractual Obligations

The following table summarizes certain of our contractual obligations as of September 30, 2013, as well as when these obligations are expected to be satisfied.

	Payments Due by Period				
(in millions)	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter
Long-term debt	$ 550	$ —	$ —	$ —	$ 550
Interest on long-term debt	160	24	47	46	43
Non-cancelable operating leases	187	64	69	32	22
Purchase obligations:					
Purchase orders	1,286	1,012	179	62	33
Purchase contracts	94	40	44	5	5
Total	$ 2,277	$ 1,140	$ 339	$ 145	$ 653

Interest payments under long-term debt obligations exclude the potential effects of the related interest rate swap contracts. See Note 10 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

We lease certain office and manufacturing facilities as well as certain machinery and equipment under various lease contracts with terms that meet the accounting definition of operating leases. Our commitments under these operating leases, in the form of non-cancelable future lease payments, are not reflected as a liability on our Consolidated Statement of Financial Position.

Purchase obligations include purchase orders and purchase contracts. Purchase orders are executed in the normal course of business and may or may not be cancelable. Purchase contracts include agreements with suppliers under which there is a commitment to buy a minimum amount of products or pay a specified amount regardless of actual need. Generally, items represented in purchase obligations are not reflected as liabilities on our Consolidated Statement of Financial Position.

The table excludes obligations with respect to pension and other post-retirement benefit plans (see Note 11 of the ***Notes to Consolidated Financial Statements*** in Item 8 below). In October 2013, subsequent to our fiscal year end, we contributed $55 million to our U.S. qualified pension plan, which fully satisfies the minimum statutory funding requirements for 2014. For years beyond 2014, the actual amounts required to be contributed to our U.S. qualified pension plan are dependent upon, among other things, interest rates and underlying asset returns. With the exception of certain bargaining unit plans, payments due under other post-retirement benefit plans are funded as the expenses are incurred.

In addition, the table excludes liabilities for unrecognized tax benefits, which totaled $56 million at September 30, 2013, as we cannot reasonably estimate the ultimate timing of cash settlements to the respective taxing authorities (see Note 16 of the ***Notes to Consolidated Financial Statements*** in Item 8 below).

The following table reflects certain of our commercial commitments as of September 30, 2013:

	Amount of Commitment Expiration by Period				
(in millions)	Total Amount Committed	Less than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter
Letters of credit*	$ 90	$ 76	$ 12	$ 2	$ —

* See Note 19 of the ***Notes to Consolidated Financial Statements*** in Item 8 below for a discussion of letters of credit.

In addition to the obligations disclosed above, we occasionally enter into offset agreements, required by certain customers in some non-U.S. countries, as a condition to obtaining contract awards for our products and services. These agreements, which generally extend over several years, are customary in our industry and are designed to enhance the social and economic environment of the country in which our customers operate. These commitments may be satisfied through activities that do not require us to use cash, including transfer of technology, providing manufacturing and other consulting support to in-country projects, strategic alliances and transactions conducted by third parties (e.g., our vendors). These agreements may also be satisfied through our use of cash for activities such as placement of direct work or vendor orders for supplies and/or services, building or leasing facilities for in-country operations, in-country employment of a non-U.S. country's citizens and other forms of assistance in the applicable country. The offset rules and regulations, as well as the underlying contracts, may differ from one country to another.

We typically do not commit to offset agreements until contract awards for our products or services are definitive. Should we be unable to meet the offset obligations we may be subject to contractual penalties, and our chances of receiving additional business from the applicable customers could be reduced or, in certain cases, eliminated. We historically have not been required to pay material penalties related to offset obligations and are currently in compliance with our offset commitments.

At September 30, 2013, we had outstanding offset obligations totaling approximately $246 million that extend through 2021. The amounts ultimately applied against our offset requirements are based on negotiations with the customer and the cost to fulfill the obligation is typically only a fraction of the original obligation above.

RECENTLY ISSUED ACCOUNTING STANDARDS

For information related to recently issued accounting standards, see Note 2 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

ENVIRONMENTAL

For information related to environmental claims, remediation efforts and related matters, see Note 21 of the ***Notes to Consolidated Financial Statements*** in Item 8 below.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates, judgments and assumptions that affect our financial condition and results of operations that are reported in the accompanying consolidated financial statements as well as the related disclosure of assets and liabilities contingent upon future events.

Understanding the critical accounting policies discussed below and related risks is important in evaluating our financial condition and results of operations. We believe the following accounting policies used in the preparation of the consolidated financial statements are critical to our financial condition and results of operations as they involve a significant use of management judgment on matters that are inherently uncertain. If actual results differ significantly from management's estimates, there could be a material effect on our financial condition, results of operations and cash flows. Management regularly discusses the identification and development of these critical accounting policies with the Audit Committee of the Board of Directors.

Accounting for Long-Term Contracts

A substantial portion of our sales to government customers and certain of our sales to commercial customers are made pursuant to long-term contracts requiring development and delivery of products over several years and often contain fixed-price purchase options for additional products. Certain of these contracts are accounted for under the percentage-of-completion method of accounting. Sales and earnings under the percentage-of-completion method are recorded either as products are shipped under the units-of-delivery method (for production effort), or based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract under the cost-to-cost method (for development effort). Approximately 20 percent of our sales are accounted for under the percentage-of-completion method of accounting.

The percentage-of-completion method of accounting requires management to estimate the profit margin for each individual contract and to apply that profit margin on a uniform basis as sales are recorded under the contract. The estimation of profit margins requires management to make projections of the total sales to be generated and the total costs that will be incurred under a contract. These projections require management to make numerous assumptions and estimates relating to items such as the complexity of design and related development costs, performance of subcontractors, availability and cost of materials, labor productivity and cost, overhead and capital costs and manufacturing efficiency. These contracts often include purchase options for additional quantities and customer change orders for additional or revised product functionality. Sales and costs related to profitable purchase options are included in our estimates only when the options are exercised while sales and costs related to unprofitable purchase options are included in our estimates when exercise is determined to be probable. Sales related to change orders are included in profit estimates only if they can be reliably estimated and collectability is reasonably assured. Purchase options and change orders are accounted for either as an integral part of the original contract or separately, depending upon the nature and value of the item. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable.

Estimates of profit margins for contracts are typically reviewed by management on a quarterly basis. Assuming the initial estimates of sales and costs under a contract are accurate, the percentage-of-completion method results in the profit margin being recorded evenly as revenue is recognized under the contract. Changes in these underlying estimates due to revisions in sales and cost estimates, the combining of contracts or the exercise of contract options may result in profit margins being recognized unevenly over a contract as such changes are accounted for on a cumulative basis in the period estimates are revised. Cumulative catch-up adjustments resulting from changes in estimates did not have a material effect on our results of operations during the years ended September 30, 2013, 2012 or 2011.

Program Investments

We defer certain pre-production engineering costs in Inventories, net and record up-front sales incentives in Intangible Assets (collectively referred to as Program Investments). These Program Investments are amortized over their estimated useful lives, up to a maximum of 15 years. Estimated useful lives are limited to the amount of time we are virtually assured to earn revenues through a contractually enforceable right included in long-term supply arrangements with our customers. This provides the best matching of expense over the related period of benefit. The following provides an overview of the Program Investments:

	September 30	
(in millions)	2013	2012
Pre-production engineering costs	$ 714	$ 569
Up-front sales incentives	206	186
Total Program Investments	$ 920	$ 755

We defer the cost of certain pre-production engineering costs incurred during the development phase of a program in connection with long-term supply arrangements that contain contractual guarantees for reimbursement from customers. These customer guarantees generally take the form of a minimum order quantity with quantified reimbursement amounts if the minimum order quantity is not taken by the customer. These costs are deferred in Inventories, net to the extent of the contractual guarantees and are amortized over their estimated useful lives using a units-of-delivery method, up to 15 years. This amortization expense is included as a component of cost of sales. Amortization is based on our expectation of delivery rates on a program-by-program basis and begins when we start recognizing revenue as we deliver equipment for the program. The estimated useful life is limited to the amount of time we are virtually assured to earn revenues through a contractually enforceable right included in long-term supply arrangements with our customers. Pre-production engineering costs in excess of the contractual guarantee, and costs incurred pursuant to supply arrangements that do not contain customer guarantees for reimbursement, are expensed as incurred.

We also provide up-front sales incentives prior to delivering products or performing services to certain commercial customers in connection with sales contracts. Up-front sales incentives are recorded as a customer relationship intangible asset and are amortized using a units-of-delivery method over the period we have received a contractually enforceable right related to the incentives, up to 15 years. Amortization is based on our expectation of delivery rates on a program-by-program basis. Amortization begins when we start recognizing revenue as we deliver equipment for the program. Up-front sales incentives consisting of cash payments or customer account credits are amortized as a reduction of sales, whereas incentives consisting of free products are amortized as cost of sales.

Risks inherent in recovering the value of our Program Investments include, but are not limited to, the following:

- changes in market conditions may affect product sales under a program. In particular, the commercial aerospace market has been historically cyclical and subject to downturns during periods of weak economic conditions, which could be prompted or exacerbated by political or other domestic or international events
- bankruptcy or other significant financial difficulties of our customers
- our ability to produce products could be impacted by the performance of subcontractors, the availability of specialized materials and other production risks

We evaluate the carrying amount of Program Investments for recovery at least annually or when potential indicators of impairment exist, such as a change in the estimated number of products to be delivered under a program. No impairment charges related to Program Investments were recorded in 2013, 2012 or 2011. While we believe our Program Investments are recoverable over time, the cancellation of a program by a customer would represent the most significant impairment factor related to Program Investments. Due to the long-term nature of the procurement cycle and the significant investment required to bring a program to market in the aerospace and defense industry, we believe the likelihood of a customer abruptly canceling a program is remote. We also evaluate our amortization of Program Investments quarterly based on our expectation of delivery rates on a program-by-program basis. The impact of changes in expected delivery rates on the Program Investments' amortization is adjusted as needed on a prospective basis. There were no significant changes in the rate of Program Investment amortization and no significant cumulative adjustments recorded in 2013, 2012 and 2011.

Amortization expense for pre-production engineering costs and up-front sales incentives for 2013, 2012 and 2011 was as follows:

(in millions)	2013	2012	2011
Amortization of pre-production engineering	$ 25	$ 18	$ 15
Amortization of up-front sales incentives	9	9	6
Total amortization of Program Investments	$ 34	$ 27	$ 21

As disclosed in Note 6 of the ***Notes to Consolidated Financial Statements***, the weighted average amortization period for pre-production engineering costs is approximately nine years. As disclosed in Note 8 of the ***Notes to Consolidated Financial Statements***, the weighted average amortization period for up-front sales incentives is approximately ten years. Anticipated amortization expense for the Program Investments recorded on our balance sheet at September 30, 2013, for fiscal years 2014 and beyond is summarized below:

(in millions)	2014	2015	2016	2017	2018	Thereafter
Anticipated amortization expense for pre-production engineering costs	$ 39	$ 53	$ 73	$ 84	$ 92	$ 373
Anticipated amortization expense for up-front sales incentives	11	17	21	23	25	109
Total anticipated amortization for Program Investments	$ 50	$ 70	$ 94	$ 107	$ 117	$ 482

Pre-production engineering costs comprise 47 percent of our total Inventory balance at September 30, 2013, compared to 43 percent in the prior year. Pre-production engineering costs increased $145 million from September 30, 2012 to September 30, 2013. The majority of this increase was attributable to a $137 million increase within Commercial Systems, driven by increased spending on programs with Airbus, Bombardier and Boeing. The remaining increase of $8 million was within Government Systems. Additionally, up-front sales incentives to Commercial Systems customers increased $20 million from September 30, 2012 to September 30, 2013. Growth in our Program Investments continues to be driven by the expanded market share our Company successfully captured over the past several years. Commercial Systems has secured positions on several key platforms in the air transport market, including the Boeing 737 MAX and Airbus A350. In the business and regional jet market, our Pro Line Fusion avionics system has been selected by customers around the globe, including Bombardier, Embraer and Gulfstream. Our customers have provided us a contractual guarantee for reimbursement on several of these programs; as such, our capitalized pre-production engineering costs have increased for these programs as the Company continues development efforts. Our Government Systems business has also contributed to the growth in pre-production engineering costs as we continue to perform on several international rotary-wing programs.

We expect the long-term supply arrangements resulting from these recent program wins to deliver significant revenues and profits to us over the next several years, continuing over the life of the aircraft platforms (which can range from ten to twenty years); as such, we believe our Program Investments are recoverable.

Income Taxes

At the end of each quarterly reporting period, we estimate an effective income tax rate that is expected to be applicable for the full fiscal year. The estimate of our effective income tax rate involves significant judgments resulting from uncertainties in the application of complex tax regulations across many jurisdictions, implementation of tax planning strategies and estimates as to the jurisdictions where income is expected to be earned. These estimates may be further complicated by new laws, new interpretations of existing laws and rulings by taxing authorities. Due to the subjectivity and complex nature of these underlying issues, our actual effective income tax rate and related tax liabilities may differ from our initial estimates. Differences between our estimated and actual effective income tax rates and related liabilities are recorded in the period they become known or as our estimates are revised based on additional information. The resulting adjustment to our income tax expense could have a material effect on our results of operations in the period the adjustment is recorded. A one percentage point change in our effective income tax rate would change our annual income from continuing operations by approximately $9 million.

Deferred tax assets and liabilities are recorded for tax carryforwards and the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The future realization of our deferred tax assets ultimately depends on our ability to generate sufficient taxable income of the appropriate character (for example, ordinary income or capital gains) within the carryback and carryforward periods available under the tax law and, to a lesser extent, our ability to execute successful tax planning strategies. Management believes it is more likely than not that the current and long-term deferred tax assets will be realized through the reduction of future taxable income, except for deferred tax assets which have been fully reserved and primarily relate to foreign net operating losses. A change in the ability of our operations to continue to generate future taxable income, or our ability to implement desired tax planning strategies, could affect our ability to realize the future tax deductions underlying our net deferred tax assets, and require us to provide a valuation allowance against our net deferred tax assets. The recognition of a valuation allowance would result in a reduction to net income and if significant, could have a material impact on our effective tax rate, results of operations and financial position in any given period.

As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions taken by us in determining the income tax provision and establishes reserves for tax contingencies in accordance with the Income Taxes topic of the FASB Accounting Standards Codification. See Note 16 of the ***Notes to Consolidated Financial Statements*** in Item 8 below for further detail regarding unrecognized tax benefits, deferred taxes and the factors considered in evaluating deferred tax asset realization.

Goodwill

As of September 30, 2013, we had $779 million of goodwill related to various business acquisitions. We perform impairment tests on goodwill on an annual basis during the second quarter of each fiscal year, or on an interim basis if events or circumstances indicate that it is more likely than not that impairment has occurred.

Goodwill is potentially impaired if the carrying value of the reporting unit that contains the goodwill exceeds its estimated fair value. The fair values of our reporting units are generally determined using a combination of an income approach, which estimates fair value based upon future discounted cash flows, and a market approach, which estimates fair value using market multiples, ratios and valuations of a set of comparable public companies within our industry. In 2013, we adopted new accounting guidance which allows companies the option of making an initial qualitative evaluation to determine the likelihood of goodwill impairment. Depending on the results of the qualitative evaluation, additional quantitative analysis may not be required. We adopted this guidance in 2013 and, based upon our qualitative analysis, concluded no impairment of goodwill exists.

In reaching this conclusion, certain financial information was reviewed, including our five-year strategic operating plan, and certain judgments were required, including projections about future business conditions in our industry and our ability to compete. Our annual goodwill impairment tests that were performed in the second quarter of 2013, 2012 and 2011 yielded no impairments. In addition, based upon the results of our 2013 impairment testing, none of our reporting units were at risk of their carrying value of net assets exceeding their respective fair value. If there were a significant downturn in our business, we could incur a goodwill impairment.

Warranty

Accrued liabilities are recorded on our Consolidated Statement of Financial Position to reflect our contractual obligations relating to warranty commitments to our customers. We provide warranty coverage of various lengths and terms to our customers depending on standard offerings and negotiated contractual agreements. We record an estimate for warranty expense at the time of sale based on historical warranty return rates and repair costs. We believe our primary source of warranty risk relates to extended warranty terms.

As shown in Note 19 of the ***Notes to Consolidated Financial Statements*** in Item 8 below, the carrying amount of accrued product warranty costs has declined $62 million from a balance of $183 million at September 30, 2010, to a balance of $121 million at September 30, 2013. This trend is driven by a variety of factors.

Approximately $48 million of the decrease in our accrued warranty balance from 2010 to 2013 is attributable to favorable adjustments recorded in 2013, 2012 and 2011 to reduce warranty reserves for changes in estimates, as shown in Note 19 of the ***Notes to Consolidated Financial Statements*** in Item 8 below. These reductions were principally driven by the completion of certain Government Systems programs that no longer require a warranty and a favorable impact from lower than anticipated repair costs across various product areas.

The remaining decline from 2010 to 2013 is attributable to the Commercial Systems business. A primary source of warranty risk for Commercial Systems in the past related to sales of wide-body in-flight entertainment products and systems. As discussed in the Commercial Systems Results of Operations section above, sales related to Wide-body IFE have declined significantly over the past several years due to the Company's previously announced decision to cease investing in this product area. As sales volumes related to Wide-body IFE continue to decline, our warranty reserve balance has also been reduced. Product reliability improvements have also favorably impacted incurred warranty costs within Commercial Systems, contributing to a lower warranty reserve.

Should future warranty experience differ materially from our historical experience, we may be required to record additional warranty liabilities which could have a material adverse effect on our results of operations and cash flows in the period in which these additional liabilities are required.

Pension Benefits

We historically provided retirement benefits to most of our employees in the form of defined benefit pension plans. Accounting standards require the cost of providing these pension plans be measured on an actuarial basis. These accounting standards will generally reduce, but not eliminate, the volatility of pension expense as actuarial gains and losses resulting from both normal year-to-year changes in valuation assumptions and the differences from actual experience are deferred and amortized. The application of these accounting standards requires management to make numerous assumptions and judgments that can significantly affect these measurements. Critical assumptions made by management in performing these actuarial valuations include the selection of discount rates and expectations on the future rate of return on pension plan assets.

Discount rates are used to determine the present value of our pension obligations and also affect the amount of pension expense recorded in any given period. We estimate this discount rate based on the rates of return of high quality, fixed-income investments with maturity dates that reflect the expected time horizon that benefits will be paid (see Note 11 of the ***Notes to Consolidated Financial Statements*** in Item 8 below). Changes in the discount rate could have a material effect on our reported pension obligations and would also impact the related pension expense.

The expected rate of return is our estimate of the long-term earnings rate on our pension plan assets and is based upon both historical long-term actual and expected future investment returns considering the current investment mix of plan assets. Differences between the actual and expected rate of return on plan assets can impact our expense for pension benefits. In 2013, we reduced our expected rate of return on plan assets by 50 basis points, down to 8.25 percent from the 8.75 percent used in 2012. This reduction in our expected rate of return assumption increased pension expense in 2013.

Holding all other factors constant, the estimated impact on 2013 pension expense and pension benefit obligation for our U.S. plans caused by hypothetical changes to key assumptions is as follows:

(in millions)	Change in Assumption	
Assumption	25 Basis Point Increase	25 Basis Point Decrease
Pension obligation discount rate	$93 pension projected benefit obligation decrease	$96 pension projected benefit obligation increase
Pension obligation discount rate	$1 pension expense increase	$1 pension expense decrease
Expected long-term rate of return on plan assets	$6 pension expense decrease	$6 pension expense increase

Inventory Valuation Reserves

Inventory valuation reserves are recorded in order to report inventories at the lower of cost or market value on our Consolidated Statement of Financial Position. The determination of inventory valuation reserves requires management to make estimates and judgments on the future salability of inventories. Valuation reserves for excess, obsolete and slow-moving inventory are estimated by comparing the inventory levels of individual parts to both future sales forecasts or production requirements and historical usage rates in order to identify inventory that is unlikely to be sold above cost. Other factors that management considers in determining these reserves include overall market conditions and other inventory management initiatives. Management can generally react to reduce the likelihood of severe excess and slow-moving inventory issues by changing purchasing behavior, although abrupt changes in market conditions can limit our ability to react quickly.

Management believes its primary source of risk for excess and obsolete inventory is derived from life-time buy inventory. Life-time buy inventory consists of inventory that is typically no longer being produced by our vendors but for which we purchase multiple years of supply in order to meet production and service requirements over the life span of our products. Total life-time buy inventory on hand at September 30, 2013 was $108 million.

Excluding pre-production engineering costs and progress payments, we had $902 million of gross inventory on hand at September 30, 2013 with $90 million of inventory valuation reserves. Although management believes these reserves are adequate, any abrupt changes in market conditions may require us to record additional inventory valuation reserves which could have a material adverse effect on our results of operations in the period in which these additional reserves are required. Pre-production engineering costs are discussed in the "Program Investments" section of our Critical Accounting Policies above.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk.***

Interest Rate Risk

In addition to using cash provided by normal operating activities, we utilize a combination of short-term and long-term debt to finance operations. Our operating results and cash flows are exposed to changes in interest rates that could adversely affect the amount of interest expense incurred and paid on debt obligations in any given period. In addition, changes in interest rates can affect the fair value of our debt obligations. Such changes in fair value are only relevant to the extent these debt obligations are settled prior to maturity. We manage our exposure to interest rate risk by maintaining an appropriate mix of fixed and variable rate debt and when considered necessary, we may employ financial instruments in the form of interest rate swaps to help meet this objective.

At September 30, 2013, we had $200 million of 4.75 percent fixed rate long-term debt obligations outstanding with a carrying value of $200 million and a fair value of $201 million. In November 2003 we converted $100 million of this fixed rate debt to floating rate debt bearing interest at six-month LIBOR less .075 percent by executing "receive fixed, pay variable" interest rate swap contracts. At September 30, 2013, we also had $300 million of 5.25 percent fixed rate long-term debt obligations outstanding with a carrying value of $299 million and a fair value of $342 million. In January 2010 we converted $150 million of this fixed rate debt to floating rate debt based on six-month LIBOR plus 1.235 percent. Finally, at September 30, 2013, we had $250 million of 3.10 percent fixed rate unsecured long-term debt with a carrying value of $249 million and a fair value of $244 million.

At September 30, 2013, we had $200 million of forward starting interest rate swaps which effectively lock in fixed interest rates on a portion of the long-term debt we expect to incur to refinance maturing debts and to fund the pending acquisition of

ARINC. In October 2013, subsequent to our 2013 fiscal year end, the Company entered into an additional $300 million notional value of forward starting interest rate swaps to lock in fixed interest rates on a portion of the long-term debt we expect to incur.

A hypothetical 10 percent increase or decrease in average market interest rates would have decreased or increased the fair value of our long-term fixed rate debt, exclusive of the effects of the interest rate swap contracts, by $7 million. The fair value of the $250 million notional value of interest rate swap contracts was a $16 million net asset at September 30, 2013. A hypothetical 10 percent increase or decrease in average market interest rates would decrease or increase the fair value of our interest rate swap contracts by $1 million. The fair value of the $200 million notional value of forward starting interest rate swap contracts was a $5 million liability at September 30, 2013. A hypothetical 10 percent increase or decrease in average market interest rates would decrease or increase the fair value of our forward starting interest rate swap contracts by $9 million. Our results of operations are affected by changes in market interest rates related to variable rate debt. Inclusive of the effect of the interest rate swaps and forward starting interest rate swaps, a hypothetical 10 percent increase or decrease in average market interest rates would not have a material effect on our operations or cash flows. For more information related to outstanding debt obligations and derivative financial instruments, see Notes 10, 17 and 18 in the ***Notes to Consolidated Financial Statements*** in Item 8 below.

Foreign Currency Risk.

We transact business in various foreign currencies which subjects our cash flows and earnings to exposure related to changes to foreign currency exchange rates. We attempt to manage this exposure through operational strategies and the use of foreign currency forward exchange contracts (foreign currency contracts). All foreign currency contracts are executed with banks we believe to be creditworthy and are denominated in currencies of major industrial countries. The majority of our non-functional currency firm and anticipated receivables and payables are hedged using foreign currency contracts. It is our policy not to manage exposure to net investments in non-U.S. subsidiaries or enter into derivative financial instruments for speculative purposes. Notional amounts of outstanding foreign currency forward exchange contracts were $482 million and $393 million at September 30, 2013 and September 30, 2012, respectively. Notional amounts are stated in U.S. dollar equivalents at spot exchange rates at the respective dates. Principal currencies that are hedged include the European euro, British pound sterling and Japanese yen. The duration of foreign currency contracts is generally five years or less. The net fair value of these foreign currency contracts was $0 and $2 million at September 30, 2013 and September 30, 2012, respectively. A 10 percent increase or decrease in the value of the U.S. dollar against all currencies would decrease or increase the fair value of our foreign currency contracts at September 30, 2013 by $4 million. For more information related to outstanding currency forward exchange contracts, see Notes 17 and 18 in the ***Notes to Consolidated Financial Statements*** in Item 8 below.

Item 8. ***Financial Statements and Supplementary Data.***

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

We, the management team of Rockwell Collins, are responsible for the preparation, integrity and objectivity of the financial statements and other financial information we have presented in this report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, applying our estimates and judgments.

Deloitte & Touche LLP, our independent registered public accounting firm, is retained to audit our financial statements. Their accompanying report is based on audits conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), which include the consideration of our internal controls to determine the nature, timing and extent of audit tests to be applied.

Our Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent, non-management Board members. The Audit Committee meets regularly with management, the independent registered public accounting firm and with the Company's General Auditor, both privately and with management present, to review accounting, auditing, internal control and financial reporting matters.

/s/ ROBERT K. ORTBERG

Robert K. Ortberg
Chief Executive Officer &
President

/s/ PATRICK E. ALLEN

Patrick E. Allen
Senior Vice President &
Chief Financial Officer

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Rockwell Collins' internal control over financial reporting is a process designed, under the supervision of the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Rockwell Collins; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of Rockwell Collins' management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Rockwell Collins' internal control over financial reporting as of September 30, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework (1992)*. Based on this assessment, management determined that Rockwell Collins maintained effective internal control over financial reporting as of September 30, 2013.

Rockwell Collins' internal control over financial reporting as of September 30, 2013 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included within the ***Controls and Procedures*** section in Item 9A of this Form 10-K.

/s/ ROBERT K. ORTBERG	/s/ PATRICK E. ALLEN
Robert K. Ortberg Chief Executive Officer & President	Patrick E. Allen Senior Vice President & Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of
Rockwell Collins, Inc.

We have audited the accompanying consolidated statements of financial position of Rockwell Collins, Inc. and subsidiaries (the "Company") as of September 27, 2013 and September 28, 2012, and the related consolidated statements of operations, comprehensive income, cash flows, and equity for each of the three years in the period ended September 27, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 27, 2013 and September 28, 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 27, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 27, 2013, based on the criteria established in *Internal Control-Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 12, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
November 12, 2013

ROCKWELL COLLINS, INC.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions, except per share amounts)

	September 30	
	2013	2012
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 391	$ 335
Receivables, net	1,058	971
Inventories, net	1,518	1,332
Current deferred income taxes	19	58
Other current assets	108	91
Total current assets	3,094	2,787
Property	773	773
Goodwill	779	780
Intangible Assets	288	291
Long-term Deferred Income Taxes	245	455
Other Assets	221	228
TOTAL ASSETS	$ 5,400	$ 5,314
LIABILITIES AND EQUITY		
Current Liabilities:		
Short-term debt	$ 436	$ —
Accounts payable	463	475
Compensation and benefits	293	269
Advance payments from customers	324	288
Accrued customer incentives	184	174
Product warranty costs	121	126
Other current liabilities	160	108
Total current liabilities	1,981	1,440
Long-term Debt, Net	563	779
Retirement Benefits	1,078	1,693
Other Liabilities	155	138
Equity:		
Common stock ($0.01 par value; shares authorized: 1,000; shares issued: 183.8)	2	2
Additional paid-in capital	1,469	1,460
Retained earnings	4,163	3,708
Accumulated other comprehensive loss	(1,287)	(1,607)
Common stock in treasury, at cost (shares held: September 30, 2013, 48.7; September 30, 2012, 41.6)	(2,729)	(2,304)
Total shareowners' equity	1,618	1,259
Noncontrolling interest	5	5
Total equity	1,623	1,264
TOTAL LIABILITIES AND EQUITY	$ 5,400	$ 5,314

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(in millions, except per share amounts)

	Year Ended September 30		
	2013	2012	2011
Sales	$ 4,610	$ 4,726	$ 4,806
Costs, expenses and other:			
Cost of sales	3,224	3,324	3,427
Selling, general and administrative expenses	506	543	533
Interest expense	28	27	19
Other income, net	(16)	(25)	(28)
Total costs, expenses and other	3,742	3,869	3,951
Income from continuing operations before income taxes	868	857	855
Income tax expense	236	248	240
Income from continuing operations	632	609	615
Income from discontinued operations, net of taxes	—	—	19
Net income	$ 632	$ 609	$ 634
Earnings per share:			
Basic			
Continuing operations	$ 4.63	$ 4.19	$ 3.99
Discontinued operations	—	—	0.12
Basic earnings per share	$ 4.63	$ 4.19	$ 4.11
Diluted			
Continuing operations	$ 4.58	$ 4.15	$ 3.94
Discontinued operations	—	—	0.12
Diluted earnings per share	$ 4.58	$ 4.15	$ 4.06
Weighted average common shares:			
Basic	136.5	145.3	154.2
Diluted	138.1	146.8	156.1
Cash dividends per share	$ 1.20	$ 1.08	$ 0.96

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions)

	Year Ended September 30		
	2013	2012	2011
Net income	$ 632	$ 609	$ 634
Unrealized foreign currency translation adjustments	2	13	(21)
Pension and other retirement benefits adjustments (net of taxes: 2013, $(191); 2012, $73; 2011, $130)	326	(126)	(217)
Foreign currency cash flow hedge adjustment (net of taxes: 2013, $(2); 2012, $0; 2011, $0)	(8)	3	—
Comprehensive income	$ 952	$ 499	$ 396

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	Year Ended September 30		
	2013	2012	2011
Operating Activities:			
Net income	$ 632	$ 609	$ 634
Adjustments to arrive at cash provided by operating activities:			
Restructuring, asset impairment and customer bankruptcy charges	—	65	27
Gain on sale of business	—	—	(27)
Depreciation	124	117	108
Amortization of intangible assets and pre-production engineering costs	56	57	51
Stock-based compensation expense	20	24	24
Compensation and benefits paid in common stock	53	69	68
Excess tax benefit from stock-based compensation	(9)	(9)	(7)
Deferred income taxes	53	105	93
Pension plan contributions	(122)	(126)	(113)
Changes in assets and liabilities, excluding effects of acquisitions and foreign currency adjustments:			
Receivables	(85)	(29)	49
Production inventory	(89)	(63)	(121)
Pre-production engineering costs	(170)	(141)	(141)
Accounts payable	9	(28)	58
Compensation and benefits	33	(77)	61
Advance payments from customers	34	22	(55)
Accrued customer incentives	10	46	(4)
Product warranty costs	(6)	(21)	(35)
Income taxes	75	(68)	59
Other assets and liabilities	(1)	(18)	(72)
Cash Provided by Operating Activities	617	534	657
Investing Activities:			
Property additions	(120)	(138)	(152)
Acquisition of businesses, net of cash acquired	—	—	(17)
Proceeds from the disposition of property	3	17	14
Acquisition of intangible assets	(1)	(4)	(4)
Proceeds (sales price adjustment) from business divestiture	—	(3)	44
Cash provided to customer	—	—	(237)
Collection of cash provided to customer	—	—	237
Proceeds from sale of short-term investments	—	—	20
Other investing activities	—	(1)	3
Cash Used for Investing Activities	(118)	(129)	(92)
Financing Activities:			
Purchases of treasury stock	(589)	(714)	(328)
Cash dividends	(164)	(157)	(148)
Repayment of short-term borrowings	—	—	(24)
Increase in short-term commercial paper borrowings, net	235	—	—
Increase in long-term borrowings	—	247	—
Proceeds from the exercise of stock options	61	21	22
Excess tax benefit from stock-based compensation	9	9	7
Cash Used for Financing Activities	(448)	(594)	(471)
Effect of exchange rate changes on cash and cash equivalents	5	(6)	1
Net Change in Cash and Cash Equivalents	56	(195)	95
Cash and Cash Equivalents at Beginning of Period	335	530	435
Cash and Cash Equivalents at End of Period	$ 391	$ 335	$ 530

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.
CONSOLIDATED STATEMENT OF EQUITY

(in millions)

	Year Ended September 30		
	2013	2012	2011
Common Stock			
Beginning and ending balance	$ 2	$ 2	$ 2
Additional Paid-In Capital			
Beginning balance	1,460	1,437	1,420
Tax benefit from stock-based compensation	11	11	7
Shares issued under stock option and benefit plans	(22)	(12)	(14)
Stock-based compensation	20	24	24
Ending balance	1,469	1,460	1,437
Retained Earnings			
Beginning balance	3,708	3,288	2,816
Net income	632	609	634
Cash dividends	(164)	(157)	(148)
Shares issued under stock option and benefit plans	(13)	(32)	(14)
Ending balance	4,163	3,708	3,288
Accumulated Other Comprehensive Loss			
Beginning balance	(1,607)	(1,497)	(1,259)
Pension and other retirement benefit adjustment	326	(126)	(217)
Currency translation gain (loss)	2	13	(21)
Unrealized gain (loss) from foreign currency cash flow hedges	(8)	3	—
Ending balance	(1,287)	(1,607)	(1,497)
Common Stock in Treasury			
Beginning balance	(2,304)	(1,707)	(1,497)
Share repurchases	(569)	(723)	(322)
Shares issued from treasury	144	126	112
Ending balance	(2,729)	(2,304)	(1,707)
Total Shareowners' Equity	1,618	1,259	1,523
Noncontrolling Interest			
Beginning balance	5	5	4
Other changes in equity attributable to noncontrolling interest	—	—	1
Ending balance	5	5	5
Total Equity	$ 1,623	$ 1,264	$ 1,528

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business Description and Basis of Presentation

Rockwell Collins, Inc. (the Company or Rockwell Collins) designs, produces and supports communications and aviation electronics for commercial and military customers worldwide.

The Company operates on a 52/53 week fiscal year ending on the Friday closest to September 30. Each of 2013, 2012 and 2011 were 52-week fiscal years. For ease of presentation, September 30 is utilized consistently throughout these financial statements and notes to represent the fiscal year end date. All date references contained herein relate to the Company's fiscal year unless otherwise stated.

As discussed in Note 4, Divestitures, the Company's Rollmet product line, formerly included within the Commercial Systems segment, was divested in 2011 and has been accounted for as a discontinued operation for all periods presented. Unless otherwise noted, disclosures pertain to the Company's continuing operations.

2. Significant Accounting Policies

Consolidation
The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The Company has one consolidated subsidiary with income attributable to a noncontrolling interest. The net income and comprehensive income attributable to the noncontrolling interest is insignificant. The Company's investments in entities it does not control but over which it has the ability to exercise significant influence are accounted for under the equity method and are included in Other Assets. All intercompany transactions are eliminated.

Foreign Currency Translation and Transactions
The functional currency for significant subsidiaries operating outside the United States is typically their respective local currency. Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate at the balance sheet date. Sales, costs and expenses are translated at the average exchange rates in effect during the period. Foreign currency translation gains and losses are included as a component of Accumulated other comprehensive loss within the Consolidated Statements of Comprehensive Income and Equity.

Foreign exchange transaction gains and losses due to the remeasurement of account balances in foreign currencies are included within the Consolidated Statement of Operations and were not material to the Company's results of operations for 2013, 2012 and 2011.

Revenue Recognition
The Company enters into sales arrangements that may provide for multiple deliverables to a customer. The Company identifies all goods and/or services that are to be delivered separately under a sales arrangement and allocates revenue to each deliverable based on relative fair values. Fair values are generally established based on the prices charged when sold separately by the Company. In general, revenues are separated between hardware, engineering services, maintenance services and installation services. The allocated revenue for each deliverable is then recognized using appropriate revenue recognition methods.

Sales related to long-term contracts requiring development and delivery of products over several years are accounted for under the percentage-of-completion method of accounting in accordance with the Construction-Type and Production-Type Contracts subtopic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification. The percentage-of-completion method is predominately used in the Government Systems segment and sales and earnings under qualifying contracts are recorded either as products are shipped under the units-of-delivery method (for production effort), or based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract under the cost-to-cost method (for development effort). Purchase options and change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. Sales and costs related to profitable purchase options are included in estimates only when the options are exercised whereas sales and costs related to unprofitable purchase options are included in estimates when exercise is determined to be probable. Sales related to change orders are included in estimates only if they can be reliably estimated and collectability is reasonably assured. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. Changes in estimates of profit or loss on contracts are included in earnings on a cumulative basis in the period the estimate is changed.

Sales related to long-term separately priced product maintenance or warranty contracts are accounted for based on the terms of the underlying agreements. Certain contracts are fixed-price contracts with sales recognized ratably over the contractual life, while other contracts have a fixed hourly rate with sales recognized based on actual labor or flight hours incurred. The cost of providing these services is expensed as incurred.

The Company recognizes sales for most other products or services when all of the following criteria are met: an agreement of sale exists, product delivery and acceptance has occurred or services have been rendered, pricing is fixed or determinable and collection is reasonably assured.

Cash and Cash Equivalents
Cash and cash equivalents include time deposits, certificates of deposit with original maturity dates of three months or less and money market funds.

Allowance for Doubtful Accounts
Allowances are established in order to report receivables at net realizable value on the Company's Consolidated Statement of Financial Position. The determination of these allowances requires management of the Company to make estimates and judgments as to the collectability of customer account balances. The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. We determine the allowance based on known troubled accounts, historical experience and other currently available evidence.

Inventories
Inventories are stated at the lower of cost or market using costs which approximate the first-in, first-out method, less related progress payments received. Inventoried costs include direct costs of manufacturing, certain engineering costs and allocable overhead costs. The Company regularly compares inventory quantities on hand on a part level basis to estimated forecasts of product demand and production requirements as well as historical usage. Based on these comparisons, management establishes an excess and obsolete inventory reserve as needed. Inventory valuation reserves were $90 million and $86 million at September 30, 2013 and 2012, respectively.

The Company defers certain pre-production engineering costs during the development phase of a program in connection with long-term supply arrangements that contain contractual guarantees for reimbursement from customers. Such customer guarantees generally take the form of a minimum order quantity with quantified reimbursement amounts if the minimum order quantity is not taken by the customer. These costs are deferred to the extent of the contractual guarantees and are amortized over their estimated useful lives using a units-of-delivery method, up to 15 years. This amortization expense is included as a component of cost of sales. Amortization is based on the Company's expectation of delivery rates on a program-by-program basis and begins when the Company starts recognizing revenue as the Company delivers equipment for the program. The estimated useful life is limited to the amount of time the Company is virtually assured to earn revenues through a contractually enforceable right included in long-term supply arrangements with the Company's customers. Pre-production engineering costs incurred pursuant to supply arrangements that do not contain customer guarantees for reimbursement are expensed as incurred.

Progress Payments
Progress payments relate to both receivables and inventories and represent cash collected from government-related contracts whereby the governments have a legal right of offset related to the receivable or legal title to the work-in-process inventory.

Property
Property is stated at acquisition cost, net of accumulated depreciation. Depreciation of property is generally provided using straight-line methods over the following estimated useful lives: buildings and improvements, 15-40 years; machinery and equipment, 6-15 years; information systems software and hardware, 5-10 years; and furniture and fixtures, 12-15 years. Depreciation methods and lives are reviewed periodically with any changes recorded on a prospective basis.

Significant renewals and betterments are capitalized and replaced units are written off. Maintenance and repairs, as well as renewals of minor amounts, are charged to expense in the period incurred. The fair value of liabilities associated with the retirement of property is recorded when there is a legal or contractual requirement to incur such costs and the costs can be reasonably estimated. Upon the initial recognition of a contractual or legal liability for an asset retirement obligation, the Company capitalizes the asset retirement cost by increasing the carrying amount of the property by the same amount as the liability. This asset retirement cost is then depreciated over the estimated useful life of the underlying property. The Company did not have any significant asset retirement obligations at September 30, 2013 and 2012.

Goodwill and Intangible Assets
Goodwill and intangible assets generally result from business acquisitions. The purchase price of the acquisition is assigned to tangible and intangible assets and liabilities assumed based on fair value. The excess of the purchase price over the amounts assigned is recorded as goodwill. Assets acquired and liabilities assumed are allocated to the Company's reporting units based on the Company's integration plans and internal reporting structure. As of September 30, 2013 the Company had four reporting units. Purchased intangible assets with finite lives are amortized over their estimated useful lives. Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed at least annually for impairment.

Customer Relationship Up-Front Sales Incentives
The Company provides up-front sales incentives prior to delivering products or performing services to certain commercial customers in connection with sales contracts. Up-front sales incentives are recorded as a Customer relationship intangible asset and are amortized using a units-of-delivery method over the period the Company has received a contractually enforceable right related to the incentives, up to 15 years. Amortization is based on the Company's expectation of delivery rates on a program-by-program basis. Amortization begins when the Company starts recognizing revenue as the Company delivers equipment for the program. Up-front sales incentives consisting of cash payments or customer account credits are amortized as a reduction of sales, whereas incentives consisting of free products are amortized as cost of sales.

Accrued Customer Incentives
Incentives earned by customers based on purchases of Company products or services are recognized as a liability when the related sale is recorded. Incentives consisting of cash payments or customer account credits are recognized as a reduction of sales, while incentives consisting of free products and account credits where the customer's use is restricted to future purchases are recognized as cost of sales.

Impairment of Long-Lived Assets
Long-lived assets are reviewed for impairment when management plans to dispose of assets or when events or circumstances indicate that the carrying amount of a long-lived asset is more-likely-than-not unrecoverable. Assets held for disposal are reported at the lower of the carrying amount or fair value less cost to sell. Management determines fair value using a discounted future cash flow analysis or other accepted valuation techniques. Long-lived assets held for use are reviewed for impairment by comparing the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. See Note 23 for discussion of certain asset impairments recorded in 2012 and 2011.

Goodwill and indefinite-lived intangible assets are tested annually for impairment with more frequent tests performed if indications of impairment exist. The Company's annual impairment testing date is in the second quarter of each fiscal year. Impairment for intangible assets with indefinite lives exists if the carrying value of the intangible asset exceeds its fair value. Goodwill is potentially impaired if the carrying value of a reporting unit exceeds its estimated fair value. As of September 30, 2013, the Company had four reporting units. The Company's annual impairment testing performed in the second quarter of 2013, 2012 and 2011 yielded no impairments of goodwill or indefinite-lived intangible assets.

Advance Payments from Customers
Advance payments from customers represent cash collected from customers in advance of revenue recognition.

Environmental
Liabilities for environmental matters are recorded in the period in which it is probable that an obligation has been incurred and the cost can be reasonably estimated. At environmental sites in which more than one potentially responsible party has been identified, the Company records a liability for its estimated allocable share of costs related to its involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. At environmental sites in which the Company is the only responsible party, the Company records a liability for the total estimated costs of remediation.

Income Taxes
Current tax liabilities and assets are based upon an estimate of taxes payable or refundable in the current year for each of the jurisdictions in which the Company is subject to tax. As part of the determination of its tax liability, management exercises considerable judgment in evaluating tax positions taken by the Company in determining the income tax provision and establishes reserves for uncertain tax positions in accordance with the Income Taxes topic of the FASB Accounting Standards Codification. Deferred tax assets and liabilities are recorded for the estimated future tax effects attributable to temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and their respective carrying amounts for income tax purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Derivative Financial Instruments
The Company uses derivative financial instruments in the form of foreign currency forward exchange contracts and interest rate swap contracts for the purpose of minimizing exposure to changes in foreign currency exchange rates on business transactions and interest rates, respectively. The Company's policy is to execute such instruments with banks the Company believes to be creditworthy and not enter into derivative financial instruments for speculative purposes or to manage exposure for net investments in non-U.S. subsidiaries. These derivative financial instruments do not subject the Company to undue risk as gains and losses on these instruments generally offset gains and losses on the underlying assets, liabilities or anticipated transactions that are being hedged.

All derivative financial instruments are recorded at fair value in the Consolidated Statement of Financial Position. For a derivative that has not been designated as an accounting hedge, the change in fair value is recognized immediately through earnings. For a derivative that has been designated as an accounting hedge of an existing asset or liability (a fair value hedge), the change in the fair value of both the derivative and underlying asset or liability is recognized immediately through earnings. For a derivative designated as an accounting hedge of an anticipated transaction (a cash flow hedge), the change in the fair value is recorded on the Consolidated Statement of Financial Position in Accumulated other comprehensive loss to the extent the derivative is effective in mitigating the exposure related to the anticipated transaction. The change in the fair value related to the ineffective portion of the hedge, if any, is immediately recognized in earnings. The amount recorded within Accumulated other comprehensive loss is reclassified into earnings in the same period during which the underlying hedged transaction affects earnings. The Company does not exclude any amounts from the measure of effectiveness for both fair value and cash flow hedges.

Use of Estimates
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Estimates are used in accounting for, among other items, long-term contracts, allowances for doubtful accounts, inventory obsolescence, product warranty cost liabilities, customer incentives, retirement benefits, income taxes, environmental matters, pre-production engineering costs, recoverability of long-lived assets and contingencies. Estimates and assumptions are reviewed periodically and the effects of changes, if any, are reflected in the Consolidated Statement of Operations in the period they are determined.

Concentration of Risks
The Company's products and services are concentrated within the aerospace and defense industries with customers consisting primarily of military and commercial aircraft manufacturers, commercial airlines and the U.S. Government and non-U.S. governments. As a result of this industry focus, the Company's current and future financial performance is largely dependent upon the overall economic conditions within these industries. In particular, the commercial aerospace market has been historically cyclical and subject to downturns during periods of weak economic conditions, which could be prompted by or exacerbated by political or other domestic or international events. The defense market may be affected by changes in budget appropriations, procurement policies, political developments both domestically and abroad and other factors. The Company depends to a large degree on U.S. Government spending, as a significant portion of the Company's sales are derived from U.S. Government contracts, both directly and indirectly through subcontracts. In August 2011, Congress enacted the Budget Control Act of 2011 which imposes spending caps and certain reductions in security spending over a ten-year period through 2021. These spending caps and reductions, referred to as sequestration, went into effect on March 3, 2013. While management believes the Company's product offerings are well positioned to meet the needs of its U.S. Government customers, the impact of sequestration could have a material adverse effect on the Company's results of operations, financial position or cash flows.

In addition to the overall business risks associated with the Company's concentration within the aerospace and defense industries, the Company is also exposed to a concentration of collection risk on credit extended to commercial airlines and business jet aircraft manufacturers. At September 30, 2013, accounts receivable due from U.S. and international commercial airlines were approximately $22 million and $35 million, respectively. At September 30, 2013, accounts receivable due from business jet aircraft manufacturers were approximately $142 million. The Company performs ongoing credit evaluations on the financial condition of all of its customers and maintains allowances for uncollectible accounts receivable based on expected collectability. Although management believes its allowances are adequate, the Company is not able to predict with certainty the changes in the financial stability of its customers. Any material change in the financial status of any one customer or group of customers could have a material adverse effect on the Company's results of operations, financial position or cash flows.

As of September 30, 2013, approximately 10 percent of the Company's employees were represented by collective bargaining agreements, which are set to expire in May 2018.

Recently Adopted Accounting Standards
In September 2011, the FASB issued amended guidance on the impairment testing of goodwill and other intangible assets that provides companies with an option to make an initial qualitative evaluation to determine the likelihood of goodwill impairment. The Company adopted the guidance during the second quarter of 2013 with no impact to the Company's financial position, results of operations or cash flows as a result of this amendment.

In June 2011, the FASB amended requirements for the presentation of other comprehensive income (OCI), requiring presentation of comprehensive income in either a single, continuous statement of comprehensive income or on separate but consecutive statements, the statement of operations and the statement of OCI. The amendment became effective for the Company in the first quarter of 2013 and the Company has reported OCI as a separate but consecutive statement. There was no impact to the Company's financial position, results of operations or cash flows as a result of this amendment.

In May 2011, the FASB amended the guidance regarding fair value measurement and disclosure. The amended guidance clarifies the application of existing fair value measurement and disclosure requirements. The amendment became effective for the Company in the second quarter of 2012 with no significant impact to the Company's financial statements.

3. Acquisitions

In August 2013, the Company reached a definitive agreement to acquire ARINC Incorporated (ARINC), a portfolio company of The Carlyle Group, and a leader in communications and information processing solutions for the commercial aviation industry, for $1,390 million. The transaction is expected to close during fiscal year 2014 upon completion of government regulatory approvals and other customary closing conditions.

During the three years ended September 30, 2013, 2012, and 2011, the Company completed two acquisitions that are summarized as follows:

(dollars in millions)	Fiscal Year Acquired	Cash Purchase Price[1]	Goodwill	Intangible Assets: Finite Lived	Intangible Assets: Weighted Average Life in Years
Computing Technologies for Aviation, Inc.	2011	$ 11	$ 10	$ 3	9
Blue Ridge Simulation, Inc.	2011	6	6	1	9

(1) Net of cash acquired

Computing Technologies for Aviation, Inc.
On January 10, 2011, the Company acquired all the shares of Computing Technologies for Aviation, Inc. (CTA). CTA, with headquarters located in Charlottesville, Virginia, is a leading provider of flight operations management solutions for corporate flight departments and other aviation customers. The purchase price, net of cash acquired, was $11 million. In the fourth quarter of 2011, the purchase price allocation was finalized with $10 million allocated to goodwill and $3 million to finite-lived intangible assets with a weighted average life of approximately 9 years. The excess purchase price over net assets acquired reflects the Company's view that this acquisition will broaden the Company's flight information solutions capabilities. None of the goodwill resulting from the acquisition is tax deductible. The goodwill is included within the Commercial Systems segment.

Blue Ridge Simulation, Inc.
On December 20, 2010, the Company acquired all the shares of Blue Ridge Simulation, Inc. (Blue Ridge Simulation). Blue Ridge Simulation, with headquarters located in Leesburg, Virginia, is a leading supplier of high-performance sensor simulation for U.S. Department of Defense, commercial and international training applications. The purchase price, net of cash acquired, was $6 million. In the first quarter of 2012, the purchase price allocation was finalized with $6 million allocated to goodwill and $1 million to finite-lived intangible assets with a weighted average life of approximately 9 years. The excess purchase price over net assets acquired reflects the Company's view that this acquisition will enhance the Company's integrated training solutions. All goodwill resulting from the acquisition is tax deductible. The goodwill is included within the Government Systems segment.

Pro-forma results for 2013, 2012 and 2011, assuming the acquisitions were made at the beginning of the year, are not presented as the pro-forma information would not be materially different from the consolidated reported results.

4. Divestitures

In August 2013, the Company reached a definitive agreement to sell its subsidiary, Kaiser Optical Systems, Inc. (KOSI), a leader in spectrographic instrumentation and applied holographic technology, to Endress+Hauser. The sale price, which is subject to post-closing adjustments for potential changes in working capital, is $25 million. The sale is subject to customary closing conditions, including regulatory approval, and is expected to close in early fiscal 2014. The anticipated divestiture of this business is part of an overall strategy for the Company to focus on its primary business strategies. As part of the divestiture agreement, the Company entered into a long-term supply agreement with the buyer that allows the Company to continue purchasing certain products from the KOSI business after the completion of the sale. As a result of this continuing involvement, the KOSI divestiture does not qualify for classification as a discontinued operation. As of September 30, 2013, the KOSI business is classified as held-for-sale. Assets of the KOSI business of $17 million are included within Other current assets and liabilities of $4 million are classified within Other current liabilities.

On July 22, 2011, the Company sold its Rollmet product line. The sale price, net of a post-closing adjustment based on the final closing balance sheet, was $41 million, resulting in a gain of $17 million, net of tax. The Rollmet product line provided seamless alloy and stainless steel pipes and propulsion system components for the energy, petrochemical and defense industries. The Company divested this non-core product line to focus on its primary business strategies. Rollmet's operating results are included in discontinued operations in the Company's Consolidated Statement of Operations for all periods presented.

Results of the discontinued Rollmet operation are as follows:

(in millions)	Year Ended September 30 2013	2012	2011
Sales	$ —	$ —	$ 19
Income from discontinued operations before income taxes	—	—	4

5. Receivables, Net

Receivables, net are summarized as follows:

(in millions)	September 30, 2013	September 30, 2012
Billed	$ 823	$ 810
Unbilled	432	366
Less progress payments	(188)	(169)
Total	1,067	1,007
Less allowance for doubtful accounts	(9)	(36)
Receivables, net	$ 1,058	$ 971

Receivables expected to be collected beyond the next twelve months are classified as long-term and are included within Other Assets. Total receivables due from the U.S. Government including the Department of Defense and other government agencies, both directly and indirectly through subcontracts, were $312 million and $284 million at September 30, 2013 and 2012, respectively. U.S. Government unbilled receivables, net of progress payments, were $97 million and $93 million at September 30, 2013 and 2012, respectively. Accounts receivable due from equity affiliates were $52 million and $58 million at September 30, 2013 and 2012, respectively.

Unbilled receivables principally represent sales recorded under the percentage-of-completion method of accounting that have not been billed to customers in accordance with applicable contract terms.

6. Inventories, Net

Inventories, net are summarized as follows:

(in millions)	September 30, 2013	September 30, 2012
Finished goods	$ 181	$ 168
Work in process	273	254
Raw materials, parts and supplies	358	343
Less progress payments	(8)	(2)
Total	804	763
Pre-production engineering costs	714	569
Inventories, net	$ 1,518	$ 1,332

As of September 30, 2013, $463 million of the pre-production engineering costs is related to programs with Airbus and Bombardier.

Amortization expense for pre-production engineering costs for 2013, 2012 and 2011 was $25 million, $18 million and $15 million, respectively. As of September 30, 2013, the weighted average amortization period remaining for pre-production engineering costs included in Inventories, net was approximately 9 years.

Anticipated annual amortization expense for pre-production engineering costs is as follows:

(in millions)	2014	2015	2016	2017	2018	Thereafter
Anticipated amortization expense for pre-production engineering costs	$ 39	$ 53	$ 73	$ 84	$ 92	$ 373

In accordance with industry practice, inventories include amounts which are not expected to be realized within one year. These amounts primarily relate to pre-production engineering costs and life-time-buy inventory not expected to be realized within one year of $747 million and $607 million at September 30, 2013 and 2012, respectively. Life-time-buy inventory is inventory that is typically no longer produced by the Company's vendors but for which multiple years of supply are purchased in order to meet production and service requirements over the life span of a product.

7. Property

Property is summarized as follows:

(in millions)	September 30, 2013	September 30, 2012
Land	$ 10	$ 10
Buildings and improvements	388	383
Machinery and equipment	1,066	1,045
Information systems software and hardware	344	326
Furniture and fixtures	65	66
Construction in progress	101	88
Total	1,974	1,918
Less accumulated depreciation	(1,201)	(1,145)
Property	$ 773	$ 773

Property additions acquired by incurring accounts payable, which are reflected as a non-cash transaction in the Company's Consolidated Statement of Cash Flows, were $19 million, $23 million and $21 million at September 30, 2013, 2012 and 2011, respectively.

8. Goodwill and Intangible Assets

Changes in the carrying amount of goodwill are summarized as follows:

(in millions)	Government Systems	Commercial Systems	Total
Balance at September 30, 2011	$ 514	$ 266	$ 780
Foreign currency translation adjustments	—	—	—
Balance at September 30, 2012	514	266	780
Reclassification of KOSI goodwill to assets held-for-sale	(3)	—	(3)
Foreign currency translation adjustments	2	—	2
Balance at September 30, 2013	$ 513	$ 266	$ 779

The Company performs an annual impairment test of goodwill and indefinite-lived intangible assets during the second quarter of each fiscal year, or at any time there is an indication of potential impairment. The Company's 2013 and 2012 impairment tests resulted in no impairment.

Intangible assets are summarized as follows:

	September 30, 2013			September 30, 2012		
(in millions)	Gross	Accum Amort	Net	Gross	Accum Amort	Net
Intangible assets with finite lives:						
Developed technology and patents	$ 222	$ (175)	$ 47	$ 221	$ (159)	$ 62
Customer relationships:						
Acquired	89	(60)	29	91	(57)	34
Up-front sales incentives	241	(35)	206	212	(26)	186
License agreements	13	(8)	5	13	(8)	5
Trademarks and tradenames	15	(14)	1	15	(13)	2
Intangible assets with indefinite lives:						
Trademarks and tradenames	—	—	—	2	—	2
Intangible assets	$ 580	$ (292)	$ 288	$ 554	$ (263)	$ 291

As of September 30, 2012, intangible assets with indefinite lives included $2 million associated with trademarks and tradenames of the KOSI business. As of September 30, 2013, the $2 million carrying value of this intangible asset is classified as held-for-sale within Other current assets, as described in Note 4.

As described in Note 23, Restructuring and Asset Impairment Charges, Net, the Company's Commercial Systems business impaired a license agreement in 2012 that resulted in a $4 million reduction to Intangible assets and a related charge that was recorded within Cost of Sales.

Amortization expense for intangible assets for 2013, 2012 and 2011 was $31 million, $39 million and $36 million, respectively. As of September 30, 2013, the weighted average amortization period remaining for up-front sales incentives was approximately 10 years.

(in millions)	2014	2015	2016	2017	2018	Thereafter
Anticipated amortization expense for up-front sales incentives	$ 11	$ 17	$ 21	$ 23	$ 25	$ 109
Anticipated amortization expense for all other intangible assets	19	16	12	12	5	18
Total	$ 30	$ 33	$ 33	$ 35	$ 30	$ 127

9. Other Assets

Other assets are summarized as follows:

(in millions)	September 30, 2013	September 30, 2012
Long-term receivables	$ 32	$ 34
Investments in equity affiliates	22	19
Exchange and rental assets (net of accumulated depreciation of $91 at September 30, 2013 and $94 at September 30, 2012)	55	51
Other	112	124
Other assets	$ 221	$ 228

Investments in Equity Affiliates
Investments in equity affiliates primarily consist of five joint ventures:

- Vision Systems International, LLC (VSI): VSI is a joint venture with Elbit Systems, Ltd. for the joint pursuit of helmet-mounted cueing systems for the worldwide military fixed wing aircraft market
- AVIC Leihua Rockwell Collins Avionics Company (ALRAC): ALRAC is a joint venture with China Leihua Electronic Technology Research Institute, a subsidiary of the Aviation Industry Corporation of China (AVIC), for the joint production of integrated surveillance system products for the C919 aircraft in China
- Data Link Solutions LLC (DLS): DLS is a joint venture with BAE Systems, plc for the joint pursuit of the worldwide military data link market
- Integrated Guidance Systems LLC (IGS): IGS is a joint venture with Honeywell International Inc. for the joint pursuit of integrated precision guidance solutions for worldwide guided weapons systems
- Quest Flight Training Limited (Quest): Quest is a joint venture with Quadrant Group plc that provides aircrew training services primarily for the United Kingdom Ministry of Defence

Each joint venture is 50 percent owned by the Company and accounted for under the equity method. Under the equity method of accounting for investments, the Company's proportionate share of the earnings or losses of its equity affiliates are included in Net income and classified as Other income, net in the Consolidated Statement of Operations. For segment performance reporting purposes, Rockwell Collins' share of earnings or losses of VSI, DLS, IGS and Quest are included in the operating results of the Government Systems segment, while the share of ALRAC is included in the operating results of the Commercial Systems segment.

In the normal course of business or pursuant to the underlying joint venture agreements, the Company may sell products or services to equity affiliates. The Company defers a portion of the profit generated from these sales equal to its ownership interest in the equity affiliates until the underlying product is ultimately sold to an unrelated third party. Sales to equity affiliates were $144 million, $142 million and $102 million for the years ended September 30, 2013, 2012 and 2011, respectively. The deferred portion of profit generated from sales to equity affiliates was $1 million at September 30, 2013 and $3 million at September 30, 2012.

Exchange and Rental Assets
Exchange and rental assets consist primarily of Company products that are either exchanged or rented to customers on a short-term basis in connection with warranty and other service related activities. These assets are recorded at acquisition or production cost and depreciated using the straight-line method over their estimated lives, up to 15 years. Depreciation methods and lives are reviewed periodically with any changes recorded on a prospective basis. Depreciation expense for exchange and rental assets was $10 million, $10 million and $11 million for the years ended September 30, 2013, 2012 and 2011, respectively.

10. Debt

Short-term Debt
Short-term debt and a reconciliation to the carrying amount is summarized as follows:

(in millions)	September 30, 2013	September 30, 2012
Short-term commercial paper borrowings	$ 235	$ —
Current portion of long-term debt	200	—
Current portion of fair value swap adjustment (Notes 17 and 18)	1	—
Short-term debt	$ 436	$ —

Commercial Paper Program
Under the Company's commercial paper program, the Company may sell up to $850 million face amount of unsecured short-term promissory notes in the commercial paper market. The commercial paper notes may bear interest or may be sold at a discount, and have a maturity of not more than 364 days from the time of issuance. The commercial paper program is supported by the Company's $850 million revolving credit facility. At September 30, 2013, short-term commercial paper borrowings outstanding were $235 million with a weighted-average interest rate and maturity period of 0.18 percent and 15 days, respectively. At September 30, 2012, there were no outstanding short-term commercial paper borrowings.

Existing Credit Facilities
In the event the Company's access to the commercial paper markets is impaired, the Company has access to an $850 million unsecured revolving credit facility that was entered into on May 26, 2011, and has a term of five years. This revolving credit facility is in place principally to support the Company's commercial paper program. The credit facility includes one financial covenant requiring the Company to maintain a consolidated debt to total capitalization ratio of not greater than 60 percent. The ratio excludes the equity impact on accumulated other comprehensive loss related to defined benefit retirement plans. The ratio was 26 percent as of September 30, 2013. The credit facility also contains covenants that require the Company to satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions or merge or consolidate with another entity. Borrowings under this credit facility bear interest at the London Interbank Offered Rate (LIBOR) plus a variable margin based on the Company's unsecured long-term debt rating or, at the Company's option, rates determined by competitive bid. At September 30, 2013 and September 30, 2012, there were no outstanding borrowings under this revolving credit facility.

In addition, short-term credit facilities available to non-U.S. subsidiaries amounted to $57 million as of September 30, 2013, of which $17 million was utilized to support commitments in the form of commercial letters of credit. At September 30, 2013 and September 30, 2012, there were no short-term borrowings outstanding under the Company's non-U.S. subsidiaries' credit facilities.

At September 30, 2013 and September 30, 2012, there were no significant commitment fees or compensating balance requirements under any of the Company's credit facilities.

Future Credit Facilities, Not Yet in Effect
The Company has entered into new credit agreements to ensure adequate commercial paper borrowing capacity to finance a portion of the pending ARINC acquisition and to fund other short-term cash requirements. These credit agreements will not become effective until the closing conditions described below for each agreement are fulfilled.

On September 24, 2013, the Company entered into a $1 billion five-year unsecured revolving credit agreement with various banks to extend the term and increase the size of the Company's existing $850 million revolving credit facility. The initial borrowing under the five-year revolving credit agreement is subject to customary closing conditions as well as, among other conditions, the payoff and termination of the Company's existing $850 million five-year senior unsecured revolving credit agreement. The initial borrowing is not subject to the consummation of the ARINC acquisition, however in the event the ARINC acquisition is not consummated, the aggregate principal amount available under this agreement will be lowered from $1 billion to $850 million. On September 24, 2013, the Company also entered into a $200 million 364-day unsecured revolving credit agreement with various banks. The initial borrowing under the 364-day revolving credit agreement is subject to customary closing conditions as well as, among other conditions, the consummation of the ARINC acquisition. This credit agreement will automatically terminate in the event the ARINC acquisition is not consummated.

As of September 30, 2013, the closing conditions under the $1 billion credit agreement and the $200 million credit agreement have not been satisfied. The Company contemplates satisfying the conditions precedent to the closing of these credit agreements substantially concurrent with the consummation of the ARINC acquisition. The covenants, representations, warranties and events of default set forth in the new revolving credit agreements are substantially the same as those in the existing $850 million credit agreement. Borrowings under both credit agreements bear interest at LIBOR plus a variable margin based on the Company's unsecured long-term debt rating or, at the Company's option, rates determined by competitive bid.

Bridge Credit Agreement
On September 24, 2013, the Company entered into a $900 million 364-day senior unsecured bridge term loan credit agreement with various banks. If drawn upon, the proceeds of the borrowing under the bridge credit agreement will be used to finance a portion of the purchase price of the pending ARINC acquisition and to pay related transaction fees and expenses. Any borrowings under the bridge credit agreement will be subject to customary closing conditions as well as, among other conditions, the substantially concurrent consummation of the ARINC acquisition. Borrowings under this credit agreement would bear interest at LIBOR plus a variable margin based on the Company's unsecured long-term debt rating. The amount available to borrow under this bridge credit agreement will be reduced by the amount of the net proceeds of any debt incurred to finance the ARINC acquisition. This bridge credit agreement will automatically terminate in the event the ARINC acquisition is not consummated by May 10, 2014. At September 30, 2013 there were no outstanding borrowings under this credit agreement.

Current Portion of Long-term Debt
On November 20, 2003, the Company issued $200 million of 4.75 percent fixed rate unsecured debt due December 1, 2013 (the 2013 Notes). At the time of the debt issuance, the Company entered into interest rate swap contracts which effectively converted $100 million of the 2013 Notes to floating rate debt based on six-month LIBOR less 0.075 percent. See Notes 17 and 18 for additional information relating to the interest rate swap contracts. The 2013 Notes mature within one year and are included in the Consolidated Statement of Financial Position net of any unamortized discount within the caption Short-term Debt. The 2013 Notes contain covenants that require the Company to satisfy certain conditions in order to incur debt secured by liens, engage in sales/leaseback transactions, merge or consolidate with another entity or transfer substantially all of the Company's assets. The Company was in compliance with all debt covenants at September 30, 2013 and September 30, 2012.

Long-term Debt
On November 16, 2011, the Company issued $250 million of 3.10 percent fixed rate unsecured debt due November 15, 2021 (the 2021 Notes). The net proceeds to the Company from the sale of the 2021 Notes, after deducting a $1 million discount and $2 million of debt issuance costs, were $247 million.

On May 6, 2009, the Company issued $300 million of 5.25 percent fixed rate unsecured debt due July 15, 2019 (the 2019 Notes). The net proceeds to the Company from the sale of the 2019 Notes, after deducting a $2 million discount and $2 million of debt issuance costs, were $296 million. In January 2010, the Company entered into interest rate swap contracts which effectively converted $150 million of the 2019 Notes to floating rate debt based on six-month LIBOR plus 1.235 percent. See Notes 17 and 18 for additional information relating to the interest rate swap contracts.

The 2021 and 2019 Notes are included in the Consolidated Statement of Financial Position net of any unamortized discount within the caption Long-term Debt, Net. The debt issuance costs are capitalized within Other Assets on the Consolidated Statement of Financial Position. The debt issuance costs and any discounts are amortized over the life of the debt and recorded in Interest expense.

The 2021 and 2019 Notes each contain covenants that require the Company to satisfy certain conditions in order to incur debt secured by liens, engage in sales/leaseback transactions, merge or consolidate with another entity or transfer substantially all of the Company's assets. The Company was in compliance with all debt covenants at September 30, 2013 and September 30, 2012.

Long-term debt and a reconciliation to the carrying amount is summarized as follows:

(in millions)	September 30, 2013	September 30, 2012
Principal amount of 2021 Notes, net of discount	$ 249	$ 249
Principal amount of 2019 Notes, net of discount	299	299
Principal amount of 2013 Notes	200	200
Fair value swap adjustment (Notes 17 and 18)	16	31
Total	$ 764	$ 779
Less current portion	201	—
Long-term debt, net	$ 563	$ 779

Interest paid on debt for the years ended September 30, 2013, 2012 and 2011 was $28 million, $21 million and $18 million, respectively.

11. Retirement Benefits

The Company sponsors defined benefit pension (Pension Benefits) and other postretirement (Other Retirement Benefits) plans which provide monthly pension and other benefits to eligible employees upon retirement.

Pension Benefits

The Company historically provided pension benefits to most of the Company's U.S. employees in the form of non-contributory, defined benefit plans that are considered qualified plans under applicable laws. The benefits provided under these plans for salaried employees are generally based on years of service and average compensation. The benefits provided under these plans for hourly employees are generally based on specified benefit amounts and years of service. In addition, the Company sponsors an unfunded non-qualified defined benefit plan for certain employees.

In June 2003, the Company amended its U.S. qualified and non-qualified defined benefit pension plans to discontinue benefit accruals for salary increases and services rendered after September 30, 2006. These changes impacted all of the Company's domestic pension plans for all salaried and hourly employees who were not covered by collective bargaining agreements. Concurrently, the Company supplemented its existing defined contribution savings plan effective October 1, 2006 to include an additional Company contribution.

The Company also maintains four defined benefit pension plans in countries outside of the U.S., two of which are unfunded.

Other Retirement Benefits

Other retirement benefits consist of retiree health care and life insurance benefits that are provided to substantially all of the Company's U.S. employees hired before October 1, 2006 and their beneficiaries. Employees generally become eligible to receive these benefits if they retire after age 55 with at least 10 years of service. Most plans are contributory with retiree contributions generally based upon years of service and adjusted annually by the Company. Retiree medical plans pay a stated percentage of expenses reduced by deductibles and other coverage, principally Medicare. The amount the Company will contribute toward retiree medical coverage for most participants is fixed. Additional premium contributions will be required from participants for all costs in excess of the Company's fixed contribution amount. Retiree life insurance plans provide coverage at a flat dollar amount or as a multiple of salary. With the exception of certain bargaining unit plans, Other Retirement Benefits are funded as expenses are incurred.

Components of Expense (Income)

The components of expense (income) for Pension Benefits and Other Retirement Benefits are summarized below:

	Pension Benefits			Other Retirement Benefits		
(in millions)	2013	2012	2011	2013	2012	2011
Service cost	$ 10	$ 8	$ 8	$ 4	$ 4	$ 4
Interest cost	139	153	159	8	10	11
Expected return on plan assets	(203)	(213)	(212)	(1)	(1)	(1)
Amortization:						
Prior service credit	(18)	(18)	(19)	(8)	(6)	(16)
Net actuarial loss	79	57	48	12	11	12
Net benefit expense (income)	$ 7	$ (13)	$ (16)	$ 15	$ 18	$ 10

Funded Status and Net Liability

The Company recognizes the unfunded status of defined benefit retirement plans on the Consolidated Statement of Financial Position as Retirement Benefits. The current portion of the liability is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next twelve months exceeds the fair value of the plan assets and is reflected in Compensation and benefits in the Consolidated Statement of Financial Position.

The following table reconciles the projected benefit obligations (PBO), plan assets, funded status and net liability for the Company's Pension Benefits and the Other Retirement Benefits.

	Pension Benefits		Other Retirement Benefits	
(in millions)	2013	2012	2013	2012
PBO at beginning of period	$ 3,967	$ 3,518	$ 254	$ 254
Service cost	10	8	4	4
Interest cost	139	153	8	10
Discount rate and other assumption changes	(319)	408	(19)	25
Actuarial losses (gains)	19	57	(20)	(7)
Plan amendments	—	—	1	(16)
Plan participant contributions	—	—	5	8
Benefits paid	(160)	(175)	(19)	(24)
Other	4	(2)	—	—
PBO at end of period	3,660	3,967	214	254
Plan assets at beginning of period	2,501	2,111	12	9
Actual return on plan assets	317	437	1	2
Company contributions	122	126	15	17
Plan participant contributions	—	—	5	8
Benefits paid	(160)	(175)	(19)	(24)
Other	(1)	2	—	—
Plan assets at end of period	2,779	2,501	14	12
Funded status of plans	$ (881)	$ (1,466)	$ (200)	$ (242)
Funded status consists of:				
Retirement benefits liability	$ (879)	$ (1,461)	$ (198)	$ (231)
Compensation and benefits liability	(12)	(11)	(2)	(11)
Other assets	10	6	—	—
Net liability	$ (881)	$ (1,466)	$ (200)	$ (242)

The Company's non-U.S. defined benefit pension plans represented 5 percent and 4 percent of the total PBO at September 30, 2013 and 2012, respectively. The accumulated benefit obligation for all defined benefit pension plans was $3,644 million and $3,952 million at September 30, 2013 and 2012, respectively.

Other Comprehensive Loss

The following table summarizes the amounts included in Accumulated other comprehensive loss before tax related to retirement benefits as of September 30, 2013 and 2012 and changes recognized in Other comprehensive loss before tax for the years ended September 30, 2013 and 2012:

	Pension Benefits		Other Retirement Benefits	
(in millions)	**Prior Service Cost (Credit)**	**Net Actuarial Loss**	**Prior Service Cost (Credit)**	**Net Actuarial Loss**
Balance at September 30, 2011	$ (42)	$ 2,267	$ (17)	$ 157
Current year prior service cost	—	—	(16)	—
Current year net actuarial loss	—	241	—	18
Amortization of prior service cost	18	—	6	—
Amortization of actuarial loss	—	(57)	—	(11)
Balance at September 30, 2012	(24)	2,451	(27)	164
Current year prior service cost	—	—	1	—
Current year net actuarial gain	—	(414)	—	(39)
Amortization of prior service cost	18	—	8	—
Amortization of actuarial loss	—	(79)		(12)
Balance at September 30, 2013	$ (6)	$ 1,958	$ (18)	$ 113

The estimated amounts that will be amortized from Accumulated other comprehensive loss into expense (income) for Pension Benefits and Other Retirement Benefits during the year ending September 30, 2014 are as follows:

(in millions)	Pension Benefits	Other Retirement Benefits	Total
Prior service cost	$ (12)	$ (10)	$ (22)
Net actuarial loss	67	8	75
Total	$ 55	$ (2)	$ 53

Actuarial Assumptions

The following table presents the significant assumptions used in determining the benefit obligations:

	Pension Benefits				Other Retirement Benefits	
	U.S.		Non-U.S.		U.S.	
	2013	2012	2013	2012	2013	2012
Discount rate	4.48%	3.56%	3.93%	4.08%	4.11%	3.21%
Compensation increase rate	—	—	3.45%	3.46%	—	—

Discount rates used to determine the benefit obligations are determined by using a weighted average of market-observed yields for high quality fixed income securities that correspond to the payment of benefits.

The Company's U.S. qualified and non-qualified plans were amended to discontinue benefit accruals for salary increases and services rendered after September 30, 2006. The only U.S. plans that continue to accrue benefits are certain plans associated with collective bargaining agreements, and these plans are not impacted by increases in compensation as the benefit formula is dependent solely on years of service. As a result, the compensation increase rate assumption for U.S. plans is zero.

Significant assumptions used in determining the net benefit expense (income) are as follows:

	Pension Benefits				Other Retirement Benefits	
	U.S.		Non-U.S.		U.S.	
	2013	2012	2013	2012	2013	2012
Discount rate	3.56%	4.43%	4.08%	5.57%	3.21%	4.20%
Expected long-term return on plan assets	8.25%	8.75%	8.23%	8.73%	8.25%	8.75%
Compensation increase rate	—	—	3.46%	3.46%	—	—
Health care cost gross trend rate [(1)]	—	—	—	—	8.50%	9.00%
Ultimate trend rate [(1)]	—	—	—	—	5.00%	5.00%
Year that trend reaches ultimate rate [(1)]	—	—	—	—	2019	2019

(1) Due to the effect of the fixed Company contribution, increasing or decreasing the health care cost trend rate by one percentage point would not have a significant impact on the Company's cost of providing Other Retirement Benefits.

Expected long-term return on plan assets for each year presented is based on both historical long-term actual and expected future investment returns considering the current investment mix of plan assets. The Company uses a market-related value of plan assets reflecting changes in the fair value of plan assets over a five-year period. The Company amortizes actuarial gains and losses in excess of 10 percent of the greater of the market-related value of plan assets or the projected benefit obligation (the corridor) on a straight-line basis over the expected future lifetime of inactive participants, which was approximately 26 years years at September 30, 2013, as almost all of the plan's participants are considered inactive.

Prior service costs resulting from plan amendments are amortized in equal annual amounts over the average remaining service period of affected active participants or over the remaining life expectancy of affected retired participants.

Plan Assets

Total plan assets for Pension Benefits and Other Retirement Benefits as of September 30, 2013 and 2012 were $2,793 million and $2,513 million, respectively. The Company has established investment objectives that seek to preserve and maximize the amount of plan assets available to pay plan benefits. These objectives are achieved through investment guidelines requiring diversification and allocation strategies designed to maximize the long-term returns on plan assets while maintaining a prudent level of investment risk. These investment strategies are implemented using actively managed and indexed assets. Target and actual asset allocations as of September 30, 2013 and 2012 are as follows:

	Target Mix	2013	2012
Equities	40% - 70%	65%	61%
Fixed income	25% - 60%	32%	36%
Alternative investments	—% - —%	—%	—%
Cash	—% - 5%	3%	3%

Alternative investments may include real estate, hedge funds, venture capital and private equity. There were no plan assets invested in the securities of the Company as of September 30, 2013 and 2012 or at any time during the years then ended. Target and actual asset allocations are periodically rebalanced between asset classes in order to mitigate investment risk and maintain asset classes within target allocations.

The following table presents the fair value of the Company's pension plans' assets as of September 30, 2013 and 2012, by asset category segregated by level within the fair value hierarchy, as described in Note 17:

	September 30, 2013				September 30, 2012			
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset category:								
Equity securities:								
U.S. equity	$ 821	$ 246	$ —	$ 1,067	$ 859	$ 183	$ —	$ 1,042
Non-U.S. equity	699	50	—	749	438	48	—	486
Fixed income securities:								
Corporate	—	696	—	696	—	545	—	545
U.S. government	41	82	—	123	139	133	—	272
Emerging market	—	49	—	49	—	72	—	72
Mortgage and asset-backed	—	5	—	5	—	3	—	3
Other	—	19	—	19	—	16	—	16
Cash and cash equivalents	—	60	—	60	—	58	—	58
Sub-total	1,561	1,207	—	2,768	1,436	1,058	—	2,494
Net receivables related to investment transactions				11				7
Total				$ 2,779				$ 2,501

The following table presents the fair value of the Company's other retirement benefits plan's assets as of September 30, 2013 and 2012, by asset category segregated by level within the fair value hierarchy, as described in Note 17:

	September 30, 2013				September 30, 2012			
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset category:								
Equity securities:								
U.S. equity	$ 7	$ —	$ —	$ 7	$ 6	$ —	$ —	$ 6
Fixed income securities:								
Corporate	—	2	—	2	—	1	—	1
U.S. government	2	1	—	3	2	1	—	3
Mortgage and asset-backed	—	—	—	—	—	—	—	—
Cash and cash equivalents	—	2	—	2	—	2	—	2
Total	$ 9	$ 5	$ —	$ 14	$ 8	$ 4	$ —	$ 12

Valuation Techniques

Level 1 assets for the pension plans and other retirement benefits plan are primarily comprised of equity and fixed income securities. Level 1 equity securities are actively traded on U.S. and non-U.S. exchanges and are valued using the market approach at quoted market prices on the measurement date. Level 1 fixed income securities are valued using quoted market prices.

Level 2 equity securities contain equity funds that hold investments with values based on quoted market prices, but for which the funds are not valued on a quoted market basis. Level 2 fixed income securities are primarily valued using pricing models that use observable market data or bids provided by independent investment brokerage firms.

Cash and cash equivalents includes cash which is used to pay benefits and cash invested in a short-term investment fund that holds securities with values based on quoted market prices, but for which the funds are not valued on a quoted market basis. As such, the cash and cash equivalents in our pension and other retirement plan assets are classified as Level 2 in the tables above.

The Company does not have any Level 3 assets in its pension plans or other retirement benefit plan. As described in Note 17, the fair value of a Level 3 asset is derived from unobservable inputs that are based on the Company's own assumptions.

Contributions
For the years ended September 30, 2013 and 2012, the Company made contributions to its pension plans as follows:

(in millions)	2013	2012
Contributions to U.S. qualified plan	$ 110	$ 113
Contributions to U.S. non-qualified plan	7	8
Contributions to non-U.S. plans	5	5
Total	$ 122	$ 126

The Company's objective with respect to the funding of its pension plans is to provide adequate assets for the payment of future benefits. Pursuant to this objective, the Company will fund its pension plans as required by governmental regulations and may consider discretionary contributions as conditions warrant. In October 2013, the Company voluntarily contributed $55 million to its U.S. qualified pension plan, subsequent to its 2013 fiscal year end. There was no minimum statutory funding requirement for 2014 and the Company does not currently expect to make any additional discretionary contributions during 2014 to this plan. Any additional future contributions necessary to satisfy minimum statutory funding requirements are dependent upon actual plan asset returns and interest rates. Contributions to the non-U.S. plans and the U.S. non-qualified plan are expected to total $14 million in 2014.

Contributions to the Company's other postretirement plans are expected to total $16 million in 2014.

Benefit Payments
The following table reflects estimated benefit payments to be made to eligible participants for each of the next five years and the following five years in the aggregate:

(in millions)	Pension Benefits	Other Retirement Benefits
2014	$ 210	$ 16
2015	201	16
2016	206	15
2017	212	18
2018	218	17
2019 - 2023	1,148	83

Estimated benefit payments for Other Retirement Benefits in the table above are shown net of plan participant contributions and therefore reflect the Company's portion only. Substantially all of the Pension Benefit payments relate to the Company's U.S. qualified funded plans which are paid from the pension trust.

Defined Contribution Savings Plans and Employee Stock Purchase Plan
The Company sponsors defined contribution savings plans that are available to the majority of its employees. The plans allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. The Company matches a percentage of employee contributions using common stock of the Company up to certain limits. Employees may transfer at any time all or a portion of their balance in Company common stock to any of the other investment options offered within the plans. The Company is authorized to issue 16.5 million shares under the defined contribution savings plans, of which 3.1 million shares are available for future contributions at September 30, 2013. Additionally, the defined contribution savings plan includes a cash contribution based on an employee's age and service.

The Company's expense related to the defined contribution savings plans for 2013, 2012, and 2011 was as follows:

	2013		2012		2011	
(in millions)	Shares	Expense	Shares	Expense	Shares	Expense
Contribution in shares:						
Defined contribution savings plans	0.7	$ 43	1.1	$ 58	1.0	$ 57
Contribution in cash:						
Retirement contribution		39		41		39
Other		3		2		1
Total		$ 85		$ 101		$ 97

Effective January 1, 2013, the Company's defined contribution savings plan matching contribution decreased from 75 percent to 50 percent of the first 8 percent of eligible compensation contributed by participants. The lower contribution rate reduced the amount of expense and the amount of common stock issued to employees during the year ended September 30, 2013 as compared to the prior year.

The Company also offers an Employee Stock Purchase Plan (ESPP) which allows employees to have their base compensation withheld to purchase the Company's common stock each month at 95 percent of the fair market value on the last day of the month. During 2013, the Company retired the legacy ESPP and replaced it with a new ESPP that is substantially the same. As of September 30, 2013, 2.9 million shares are available for future purchase. The ESPP is considered a non-compensatory plan and accordingly no compensation expense is recorded in connection with this benefit. During 2013, 2012 and 2011, 0.2 million, 0.2 million and 0.2 million shares, respectively, of Company common stock were issued to employees at a value of $10 million, $11 million and $11 million for the respective periods.

12. Shareowners' Equity

Common Stock

The Company is authorized to issue one billion shares of common stock, par value $0.01 per share, and 25 million shares of preferred stock, without par value.

Treasury Stock

The Company repurchased shares of its common stock as follows:

(in millions)	2013	2012	2011
Amount of share repurchases	$ 569	$ 723	$ 322
Number of shares repurchased	9.8	13.3	5.5

At September 30, 2013, the Company was authorized to repurchase an additional $411 million of outstanding stock under the Company's share repurchase program. Approximately $0, $16 million, and $0 of the 2013, 2012 and 2011 share repurchases reflected in the table above are included within accounts payable at September 30, 2013, 2012 and 2011, respectively, and are reflected as a non-cash transaction in the Consolidated Statement of Cash Flows.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss (AOCL) consists of the following:

	September 30		
(in millions)	2013	2012	2011
Unamortized pension and other retirement benefits (net of taxes of $754 for 2013, $945 for 2012 and $872 for 2011)	$ (1,293)	$ (1,619)	$ (1,493)
Foreign currency translation adjustment	12	10	(3)
Foreign currency cash flow hedge adjustment	(6)	2	(1)
Accumulated other comprehensive loss	$ (1,287)	$ (1,607)	$ (1,497)

13. Stock-Based Compensation and Earnings Per Share

Stock-Based Compensation Program Description

Under the Company's 2006 Long-Term Incentives Plan, up to 17.5 million shares of common stock may be issued by the Company as non-qualified options, incentive stock options, performance units, performance shares, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, and other awards. Each share issued pursuant to an award of restricted stock, restricted stock units, performance shares, and performance units counts as two shares against the authorized limit. Shares available for future grant or payment under this plan were 6.5 million at September 30, 2013.

Under the Company's 2001 Long-Term Incentives Plan and Directors Stock Plan, up to 14.3 million shares of common stock may be issued by the Company as non-qualified options, incentive stock options, performance units, performance shares, stock appreciation rights and restricted stock. Shares available for future grant or payment under these plans were less than 0.1 million at September 30, 2013.

Options to purchase common stock of the Company have been granted under various incentive plans to directors, officers and other key employees. All of the Company's stock-based incentive plans require options to be granted at prices equal to or above the fair market value of the common stock on the dates the options are granted. The plans provide that the option price for certain options granted under the plans may be paid by the employee in cash, shares of common stock or a combination thereof. Certain option awards provide for accelerated vesting if there is a change in control. Stock options generally expire ten years from the date they are granted and generally vest ratably over three years.

The Company utilizes performance shares, restricted stock and restricted stock units that generally cliff vest at the end of three years. The fair value of performance shares, restricted stock and restricted stock units is estimated using the closing share price on the day of grant. The number of performance shares that will ultimately be issued is based on achievement of performance targets over a three-year period that considers cumulative sales growth and return on sales with an additional potential adjustment up or down depending on the Company's total return to shareowners compared to a group of peer companies.

The Company's stock-based compensation awards are designed to align management's interests with those of the Company's shareowners and to reward outstanding Company performance. The Company has an ongoing share repurchase plan and expects to satisfy stock option exercises and stock award issuances from treasury stock.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period. Total stock-based compensation expense and related income tax benefit included within the Consolidated Statement of Operations for 2013, 2012, and 2011 is as follows:

(in millions)	2013	2012	2011
Stock-based compensation expense included in:			
Cost of sales	$ 6	$ 7	$ 7
Selling, general and administrative expenses	14	17	17
Total	$ 20	$ 24	$ 24
Income tax benefit	$ 7	$ 8	$ 8

General Option Information
The following summarizes the activity of the Company's stock options for 2013:

	Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at September 30, 2012	5,520	$ 46.13		
Granted	965	55.60		
Exercised	(1,623)	38.01		
Forfeited or expired	(218)	54.44		
Outstanding at September 30, 2013	4,644	$ 50.55	5.9	$ 86
Vested or expected to vest [1]	4,569	$ 50.46	5.9	$ 86
Exercisable at September 30, 2013	3,155	$ 48.15	4.7	$ 66

(1) Represents outstanding options reduced by expected forfeitures

	2013	2012	2011
Weighted-average fair value per share of options granted	$ 12.81	$ 13.89	$ 14.77
Intrinsic value of options exercised (in millions) [2]	$ 43	$ 23	$ 26
Tax deduction resulting from intrinsic value of options exercised (in millions)	$ 11	$ 7	$ 8

(2) Represents the amount by which the stock price exceeded the exercise price of the options on the date of the exercise

The total fair value of options vested was $10 million, $10 million and $9 million during the years ended September 30, 2013, 2012 and 2011, respectively. Total unrecognized compensation expense for options that have not vested as of September 30, 2013 is $8 million and will be recognized over a weighted average period of 0.9 years.

Stock Option Fair Value Information
The Company's determination of the fair value of option awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of subjective variables. These assumptions include, but are not limited to: the Company's expected stock price volatility, the projected employee stock option exercise term, the expected dividend yield and the risk-free interest rate. Changes in these assumptions can materially affect the estimated value of the stock options.

The fair value of each option granted by the Company was estimated using a binomial lattice pricing model and the following weighted average assumptions:

	2013 Grants	2012 Grants	2011 Grants
Risk-free interest rate	0.3% - 2.9%	0.3% - 2.2%	0.3% - 3.9%
Expected dividend yield	2.0%	1.6%	1.7%
Expected volatility	27.0%	27.0%	27.0%
Expected life	8 years	8 years	8 years

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The binomial lattice model assumes that employees' exercise behavior is a function of the option's remaining expected life and the extent to which the option is in-the-money. The binomial lattice model estimates the probability of exercise as a function of these two variables based on the entire history of exercises and forfeitures on all past option grants made by the Company.

Performance Shares, Restricted Stock and Restricted Stock Units Information

The following summarizes the Company's performance shares, restricted stock and restricted stock units for 2013:

	Performance Shares		Restricted Stock		Restricted Stock Units	
(shares in thousands)	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested at September 30, 2012	551	$ 54.74	56	$ 52.62	261	$ 54.59
Granted	222	55.69	—	—	88	56.04
Vested	(177)	53.19	(52)	52.95	(30)	53.99
Forfeited	(58)	54.69	—	—	(6)	55.25
Nonvested at September 30, 2013	538	$ 55.65	4	$ 47.87	313	$ 55.04

(in millions)	Performance Shares	Restricted Stock	Restricted Stock Units
Total unrecognized compensation costs at September 30, 2013	$ 8	$ —	$ 4
Weighted-average life remaining at September 30, 2013, in years	1.0	0	1.2
Weighted-average fair value per share granted in 2012	$ 59.08	$ —	$ 55.41
Weighted-average fair value per share granted in 2011	$ 55.91	$ —	$ 57.82

The maximum number of shares of common stock that can be issued in respect of performance shares granted in 2013 based on the achievement of performance targets for fiscal years 2013 through 2015 is approximately 451,000. The maximum number of shares of common stock that can be issued in respect of performance shares granted in 2012 based on the achievement of performance targets for fiscal years 2012 through 2014 is approximately 408,000. The number of shares of common stock that will be issued in respect of performance shares granted in 2011 based on the achievement of performance targets for fiscal years 2011 through 2013 is approximately 141,000.

Earnings Per Share and Diluted Share Equivalents
The computation of basic and diluted earnings per share is as follows:

(in millions, except per share amounts)	2013	2012	2011
Numerator for basic and diluted earnings per share:			
Income from continuing operations	$ 632	$ 609	$ 615
Income from discontinued operations, net of taxes	—	—	19
Net income	$ 632	$ 609	$ 634
Denominator:			
Denominator for basic earnings per share – weighted average common shares	136.5	145.3	154.2
Effect of dilutive securities:			
Stock options	1.2	1.1	1.4
Performance shares, restricted stock and restricted stock units	0.4	0.4	0.5
Dilutive potential common shares	1.6	1.5	1.9
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversion	138.1	146.8	156.1
Earnings per share:			
Basic			
Continuing operations	$ 4.63	$ 4.19	$ 3.99
Discontinued operations	—	—	0.12
Basic earnings per share	$ 4.63	$ 4.19	$ 4.11
Diluted			
Continuing operations	$ 4.58	$ 4.15	$ 3.94
Discontinued operations	—	—	0.12
Diluted earnings per share	$ 4.58	$ 4.15	$ 4.06

The average outstanding diluted shares calculation excludes options with an exercise price that exceeds the average market price of shares during the period. Stock options excluded from the average outstanding diluted shares calculation were 0.4 million, 2.2 million and 0.3 million in 2013, 2012 and 2011, respectively.

14. Company-Funded Research and Development

The Company performs R&D activities relating to the development of new products and the improvement of existing products. Company-funded R&D programs are expensed as incurred and included in cost of sales. Company-funded R&D expenditures were $295 million, $320 million and $355 million at September 30, 2013, 2012 and 2011, respectively.

15. Other Income, Net

Other income, net consists of the following:

(in millions)	2013	2012	2011
Earnings from equity affiliates	$ (13)	$ (11)	$ (13)
Gain on sale of property	—	(5)	—
Interest income	(2)	(3)	(5)
Royalty income	(3)	(4)	(2)
Other	2	(2)	(8)
Other income, net	$ (16)	$ (25)	$ (28)

16. Income Taxes

The components of income tax expense from continuing operations are as follows:

(in millions)	2013	2012	2011
Current:			
U.S. federal	$ 154	$ 118	$ 128
Non-U.S.	18	22	16
U.S. state and local	11	3	3
Total current	183	143	147
Deferred:			
U.S. federal	51	103	83
Non-U.S.	(3)	(8)	—
U.S. state and local	5	10	10
Total deferred	53	105	93
Income tax expense	$ 236	$ 248	$ 240

Net current deferred income tax benefits (liabilities) consist of the tax effects of temporary differences related to the following:

	September 30	
(in millions)	2013	2012
Inventory	$ (129)	$ (95)
Product warranty costs	36	38
Customer incentives	50	51
Contract reserves	8	11
Compensation and benefits	31	33
Valuation allowance	(1)	(1)
Other	22	18
Current deferred income taxes, net	$ 17	$ 55

Net long-term deferred income tax benefits (liabilities) consist of the tax effects of temporary differences related to the following:

(in millions)	September 30 2013	2012
Retirement benefits	$ 344	$ 554
Intangibles	(33)	(42)
Property	(115)	(121)
Stock-based compensation	28	30
Valuation allowance	(10)	(18)
Other	29	51
Long-term deferred income taxes, net	$ 243	$ 454

Current deferred income tax assets and liabilities and long-term deferred income tax assets and liabilities are included in the Consolidated Statement of Financial Position as follows:

(in millions)	September 30 2013	2012
Current deferred income taxes	$ 19	$ 58
Other current liabilities	(2)	(3)
Current deferred income taxes, net	$ 17	$ 55
Long-term deferred income taxes	$ 245	$ 455
Other liabilities	(2)	(1)
Long-term deferred income taxes, net	$ 243	$ 454

Management believes it is more likely than not that the current and long-term deferred tax assets will be realized through the reduction of future taxable income, except for $11 million of deferred tax assets which have been fully reserved and primarily relate to foreign net operating losses in Sweden. Significant factors considered by management in its determination of the probability of the realization of the deferred tax assets include: (a) the historical operating results of the Company ($1,466 million of U.S. taxable income over the past three years), (b) expectations of future earnings and (c) the extended period of time over which the retirement benefit liabilities will be paid.

The effective income tax rate from continuing operations differed from the U.S. statutory tax rate as detailed below:

	2013	2012	2011
Statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes	1.3	1.3	1.1
Research and development credit	(5.1)	(1.7)	(4.7)
Domestic manufacturing deduction	(2.0)	(2.1)	(1.9)
Tax settlements	(0.1)	(2.2)	(0.4)
Other	(1.9)	(1.4)	(1.0)
Effective income tax rate	27.2%	28.9%	28.1%

Income tax expense from continuing operations was calculated based on the following components of income before income taxes:

(in millions)	2013	2012	2011
U.S. income	$ 762	$ 793	$ 778
Non-U.S. income	106	64	77
Total	$ 868	$ 857	$ 855

The Company's U.S. Federal income tax returns for the tax year ended September 30, 2009 and prior years have been audited by the IRS and are closed to further adjustments by the IRS. The IRS is currently auditing the Company's tax returns for the years ended September 30, 2010 and 2011. The Company is also currently under audit in various U.S. states and non-U.S. jurisdictions. The U.S. state and non-U.S. jurisdictions have statutes of limitations generally ranging from 3 to 5 years. The Company believes it has adequately provided for any tax adjustments that may result from the various audits.

No provision has been made as of September 30, 2013 for U.S. federal or state, or additional non-U.S. income taxes related to approximately $427 million of undistributed earnings of non-U.S. subsidiaries which have been or are intended to be permanently reinvested. Thus, it is not practicable to estimate the amount of tax that might be payable on the undistributed earnings.

The Company had net income tax payments of $106 million, $208 million and $96 million in 2013, 2012 and 2011, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended September 30 is as follows:

(in millions)	2013	2012	2011
Beginning balance	$ 42	$ 100	$ 78
Additions for tax positions related to the current year	15	11	22
Additions for tax positions of prior years	3	—	6
Reductions for tax positions of prior years	(1)	(54)	(4)
Reductions for tax positions of prior years related to lapse of statute of limitations	(2)	(2)	(1)
Reductions for tax positions related to settlements with taxing authorities	(1)	(13)	(1)
Ending balance	$ 56	$ 42	$ 100

The total amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate were $34 million, $24 million and $57 million as of September 30, 2013, 2012 and 2011, respectively. Although the timing and outcome of tax settlements are uncertain, it is reasonably possible that during the next 12 months a reduction in unrecognized tax benefits may occur in the range of $0 to $24 million based on the outcome of tax examinations or as a result of the expiration of various statutes of limitations.

The Company includes interest and penalties related to unrecognized tax benefits in income tax expense. The total amount of interest and penalties recognized within Other Liabilities in the Consolidated Statement of Financial Position was $2 million and $2 million as of September 30, 2013 and 2012, respectively. The total amount of interest and penalties recorded as an expense or (income) within Income tax expense in the Consolidated Statement of Operations was $0, $(4) million and $1 million for the years ended September 30, 2013, 2012 and 2011, respectively.

The Company's current income tax liability was $47 million and $5 million as of September 30, 2013 and 2012, respectively, and was recorded within Other current liabilities in the Consolidated Statement of Financial Position.

17. Fair Value Measurements

The FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The FASB's guidance classifies the inputs used to measure fair value into the following hierarchy:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument

Level 3 - unobservable inputs based on the Company's own assumptions used to measure assets and liabilities at fair value

A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The fair value of the Company's financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2013 and September 30, 2012 are as follows:

		September 30, 2013	September 30, 2012
(in millions)	Fair Value Hierarchy	Fair Value Asset (Liability)	Fair Value Asset (Liability)
Deferred compensation plan investments	Level 1	$ 49	$ 42
Interest rate swap assets	Level 2	16	31
Forward starting interest rate swap liabilities	Level 2	(5)	—
Foreign currency forward exchange contract assets	Level 2	6	7
Foreign currency forward exchange contract liabilities	Level 2	(6)	(5)

There were no nonfinancial assets or nonfinancial liabilities recognized at fair value on a nonrecurring basis and there were no transfers between Levels of the fair value hierarchy during 2013 or 2012.

Valuation Techniques
The deferred compensation plan investments consist of investments in marketable securities (primarily mutual funds) and the fair value is determined using the market approach based on quoted market prices of identical assets in active markets.

The fair value of the interest rate swaps and forward starting interest rate swaps is determined using the market approach and is calculated by a pricing model with observable market inputs.

The fair value of foreign currency forward exchange contracts is determined using the market approach and is calculated as the value of the quoted forward currency exchange rate less the contract rate multiplied by the notional amount.

As of September 30, 2013, there has not been any impact to the fair value of derivative liabilities due to the Company's own credit risk. Similarly, there has not been any impact to the fair value of derivative assets based on the Company's evaluation of counterparties' credit risks.

The carrying amounts and fair values of the Company's financial instruments are as follows:

	Asset (Liability)			
	September 30, 2013		September 30, 2012	
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 391	$ 391	$ 335	$ 335
Short-term debt:				
2013 Notes	(200)	(201)	—	—
Commercial paper borrowings	(235)	(235)	—	—
Long-term debt	(548)	(586)	(748)	(837)

The fair value of cash and cash equivalents and the commercial paper portion of the short-term debt approximates their carrying value due to the short-term nature of the instruments. These items are within Level 1 of the fair value hierarchy. Fair value information for the 2013 Notes classified as short-term debt and all long-term debt is within Level 2 of the fair value hierarchy and is based on current market interest rates and estimates of current market conditions for instruments with similar terms, maturities and degree of risk. The carrying amount and fair value of short-term and long-term debt excludes the interest rate swaps fair value adjustment. These fair value estimates do not necessarily reflect the amounts the Company would realize in a current market exchange.

18. Derivative Financial Instruments

Interest Rate Swaps
The Company manages its exposure to interest rate risk by maintaining an appropriate mix of fixed and variable rate debt, which over time should moderate the costs of debt financing. When considered necessary, the Company may use financial instruments in the form of interest rate swaps to help meet this objective. In January 2010, the Company entered into two interest rate swap contracts (the 2019 Swaps) which expire on July 15, 2019 and effectively converted $150 million of the 2019 Notes to floating rate debt based on six-month LIBOR plus 1.235 percent. On November 20, 2003, the Company entered into two interest rate swap contracts (the 2013 Swaps) which expire on December 1, 2013 and effectively converted $100 million of the 2013 Notes to floating rate debt based on six-month LIBOR less 0.075 percent.

The Company has designated the 2013 Swaps and 2019 Swaps (the Swaps) as fair value hedges. The 2013 Swaps mature within one year and therefore are recorded within Other current assets at a fair value of $1 million offset by a fair value adjustment to Short-term debt (Note 10) of $1 million at September 30, 2013. The 2019 Swaps are recorded within Other Assets at a fair value of $15 million, offset by a fair value adjustment to Long-term Debt (Note 10) of $15 million at September 30, 2013. At September 30, 2012, the Swaps were classified as long-term and were recorded within Other Assets at a fair value of $31 million, offset by a fair value adjustment to Long-term Debt (Note 10) of $31 million. Cash payments or receipts between the Company and the counterparties to the Swaps are recorded as an adjustment to interest expense.

Forward Starting Interest Rate Swaps
In September 2013, the Company entered into forward starting interest rate swap agreements with combined notional values of $200 million to effectively lock in fixed interest rates on a portion of the long-term debt it anticipates incurring to refinance maturing debt and to fund the pending acquisition of ARINC. The forward starting interest rate swaps hedge the risk of potentially higher benchmark U.S. Treasury bond yields on long-term debt with maturities ranging from 2023 to 2043 and fixed interest rates ranging between 3.0375% and 3.8775%. The forward starting interest rate swaps have been designated as cash flow hedges. At September 30, 2013, these swaps have been recorded within Other current liabilities at a fair value of $5 million. In October 2013, subsequent to our 2013 fiscal year end, the Company entered into an additional $300 million notional value of forward starting interest rate swap agreements. These forward starting interest rate swaps hedge the risk of potentially higher benchmark U.S. Treasury bond yields on long-term debt with maturities ranging from 2023 to 2043 and fixed interest rates ranging between 2.8150% and 3.7010%. These forward starting interest rate swaps have also been designated as cash flow hedges.

Foreign Currency Forward Exchange Contracts

The Company transacts business in various foreign currencies which subjects the Company's cash flows and earnings to exposure related to changes in foreign currency exchange rates. These exposures arise primarily from purchases or sales of products and services from third parties and intercompany transactions. Foreign currency forward exchange contracts provide for the purchase or sale of foreign currencies at specified future dates at specified exchange rates and are used to offset changes in the fair value of certain assets or liabilities or forecasted cash flows resulting from transactions denominated in foreign currencies. As of September 30, 2013 and September 30, 2012, the Company had outstanding foreign currency forward exchange contracts with notional amounts of $482 million and $393 million, respectively. These notional values consist primarily of contracts for the European euro, British pound sterling and Japanese yen, and are stated in U.S. dollar equivalents at spot exchange rates at the respective dates.

Fair Value of Derivative Instruments

Fair values of derivative instruments in the Consolidated Statement of Financial Position as of September 30, 2013 and September 30, 2012 are as follows:

		Asset Derivatives	
(in millions)	Classification	September 30, 2013	September 30, 2012
Foreign currency forward exchange contracts	Other current assets	$ 6	$ 7
Interest rate swaps	Other assets	15	31
Interest rate swaps	Other current assets	1	—
Total		$ 22	$ 38

		Liability Derivatives	
(in millions)	Classification	September 30, 2013	September 30, 2012
Foreign currency forward exchange contracts	Other current liabilities	$ 6	$ 5
Forward starting interest rate swaps	Other current liabilities	5	—
Total		$ 11	$ 5

The fair values of derivative instruments are presented on a gross basis as the Company does not have any derivative contracts which are subject to master netting arrangements. As of September 30, 2013 and September 30, 2012, there were no undesignated foreign currency forward exchange contracts classified within other current assets or other current liabilities.

The effect of derivative instruments on the Consolidated Statement of Operations for the fiscal years ended September 30 is as follows:

(in millions)	Location of Gain (Loss)	Amount of Gain (Loss) September 30, 2013	Amount of Gain (Loss) September 30, 2012
Derivatives Designated as Hedging Instruments:			
Fair Value Hedges			
Foreign currency forward exchange contracts	Cost of sales	$ 2	$ (3)
Interest rate swaps	Interest expense	10	9
Cash Flow Hedges			
Foreign currency forward exchange contracts:			
Amount of gain (loss) recognized in AOCL (effective portion, before deferred tax impact)	AOCL	$ (5)	$ 2
Amount of gain (loss) reclassified from AOCL into income	Cost of sales	—	(1)
Forward starting interest rate swaps:			
Amount of gain (loss) recognized in AOCL (effective portion, before deferred tax impact)	AOCL	(5)	—
Derivatives Not Designated as Hedging Instruments:			
Foreign currency forward exchange contracts	Cost of sales	—	1

There was no significant impact to the Company's earnings related to the ineffective portion of any hedging instruments during the fiscal year ended September 30, 2013. In addition, there was no significant impact to the Company's earnings when a hedged firm commitment no longer qualified as a fair value hedge or when a hedged forecasted transaction no longer qualified as a cash flow hedge during the fiscal year ended September 30, 2013.

The Company did not have any hedges with credit-risk-related contingent features or that required the posting of collateral as of September 30, 2013. The cash flows from derivative contracts are recorded in operating activities in the Consolidated Statement of Cash Flows.

Cash flow hedges are designated as fair value hedges once the underlying transaction is recorded on the balance sheet, or approximately 60 days from the maturity date of the hedge. The Company expects to reclassify approximately $0 into earnings over the next 12 months. The maximum duration of a foreign currency cash flow hedge contract at September 30, 2013 was 82 months.

19. Guarantees and Indemnifications

Product warranty costs
Accrued liabilities are recorded to reflect the Company's contractual obligations relating to warranty commitments to customers. Warranty coverage of various lengths and terms is provided to customers depending on standard offerings and negotiated contractual agreements. An estimate for warranty expense is recorded at the time of sale based on the length of the warranty and historical warranty return rates and repair costs.

Changes in the carrying amount of accrued product warranty costs are summarized as follows:

	September 30		
(in millions)	2013	2012	2011
Balance at beginning of year	$ 126	$ 148	$ 183
Warranty costs incurred	(46)	(47)	(52)
Product warranty accrual	48	46	34
Changes in estimates for prior years	(7)	(21)	(20)
Foreign currency translation adjustments	—	—	3
Balance at September 30	$ 121	$ 126	$ 148

Guarantees
The Company provides a parent company guarantee related to various obligations of its 50 percent owned joint venture, Quest Flight Training Limited (Quest). The Company has guaranteed, jointly and severally with Quadrant Group plc (Quadrant), the other joint venture partner, the performance of Quest in relation to its contract with the United Kingdom Ministry of Defence (which expires in 2030) and the performance of certain Quest subcontractors (up to $2 million). In addition, the Company has also pledged equity shares in Quest to guarantee payment by Quest of a loan agreement executed by Quest. In the event of default on this loan agreement, the lending institution can request that the trustee holding such equity shares surrender them to the lending institution in order to satisfy all amounts then outstanding under the loan agreement. As of September 30, 2013, the outstanding loan balance was approximately $4 million. Quadrant has made an identical pledge to guarantee this obligation of Quest.

Should Quest fail to meet its obligations under these agreements, these guarantees may become a liability of the Company. As of September 30, 2013, the Quest guarantees are not reflected on the Company's Consolidated Statement of Financial Position because the Company believes that Quest will meet all of its performance and financial obligations in relation to its contract with the United Kingdom Ministry of Defence and the loan agreement.

Letters of credit
The Company has contingent commitments in the form of letters of credit. Outstanding letters of credit are issued by banks on the Company's behalf to support certain contractual obligations to its customers. If the Company fails to meet these contractual obligations, these letters of credit may become liabilities of the Company. Total outstanding letters of credit at September 30, 2013 were $90 million. These commitments are not reflected as liabilities on the Company's Consolidated Statement of Financial Position.

Indemnifications
The Company enters into indemnifications with lenders, counterparties in transactions such as administration of employee benefit plans and other customary indemnifications with third parties in the normal course of business. The following are other than customary indemnifications based on the judgment of management.

The Company became an independent, publicly held company on June 29, 2001, when Rockwell International Corporation (Rockwell), renamed Rockwell Automation Inc., spun off its former avionics and communications business and certain other assets and liabilities of Rockwell by means of a distribution of all the Company's outstanding shares of common stock to the shareowners of Rockwell in a tax-free spin-off (the spin-off). In connection with the spin-off, the Company may be required to indemnify certain insurers against claims made by third parties in connection with the Company's legacy insurance policies.

In connection with agreements for the sale of portions of its business, the Company at times retains various liabilities of a business that relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. The Company at times indemnifies the purchaser of a Rockwell Collins business in the event that a third party asserts a claim that relates to a liability retained by the Company.

The Company also provides indemnifications of varying scope and amounts to certain customers against claims of product liability or intellectual property infringement made by third parties arising from the use of Company or customer products or intellectual property. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party product liability or intellectual property claims arising from these transactions.

The amount the Company could be required to pay under its indemnification agreements is generally limited based on amounts specified in the underlying agreements, or in the case of some agreements, the maximum potential amount of future payments that could be required is not limited. When a potential claim is asserted under these agreements, the Company considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. A liability is recorded when a potential claim is both probable and estimable. The nature of these agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay should counterparties to these agreements assert a claim; however, the Company currently has no material claims pending related to such agreements.

20. Contractual Obligations and Other Commitments

The following table reflects certain of the Company's non-cancelable contractual commitments as of September 30, 2013:

	Payments Due By Period						
(in millions)	2014	2015	2016	2017	2018	Thereafter	Total
Non-cancelable operating leases	$ 64	$ 45	$ 24	$ 18	$ 14	$ 22	$ 187
Purchase contracts	40	28	16	3	2	5	94
Long-term debt	—	—	—	—	—	550	550
Interest on long-term debt	24	23	24	23	23	43	160
Total	$ 128	$ 96	$ 64	$ 44	$ 39	$ 620	$ 991

Non-cancelable Operating Leases
The Company leases certain office and manufacturing facilities as well as certain machinery and equipment under various lease contracts with terms that meet the accounting definition of operating leases. Some leases include renewal options, which permit extensions of the expiration dates at rates approximating fair market rental rates. Rent expense for the years ended September 30, 2013, 2012 and 2011 was $67 million, $72 million and $71 million, respectively. The Company's commitments under these operating leases, in the form of non-cancelable future lease payments, are not reflected as a liability on the Consolidated Statement of Financial Position.

Purchase Contracts
The Company may enter into purchase contracts with suppliers under which there is a commitment to buy a minimum amount of products or pay a specified amount. These commitments are not reflected as a liability on the Company's Consolidated Statement of Financial Position. Amounts purchased under these agreements for the years ended September 30, 2013, 2012 and 2011 were $45 million, $43 million and $42 million, respectively.

Interest on Long-term Debt
Interest payments under long-term debt obligations exclude the potential effects of the related interest rate swap contracts.

21. Environmental Matters

The Company is subject to federal, state and local regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes and other activities affecting the environment that have had and will continue to have an impact on the Company's manufacturing operations. These environmental protection regulations may require the investigation and remediation of environmental impairments at current and previously owned or leased properties. In addition, lawsuits, claims and proceedings have been asserted on occasion against the Company alleging violations of environmental protection regulations, or seeking remediation of alleged environmental impairments, principally at previously owned or leased properties. As of September 30, 2013, the Company is involved in the investigation or remediation of ten sites under these regulations or pursuant to lawsuits asserted by third parties. Management estimates that the total reasonably possible future costs the Company could incur for nine of these sites is not significant. Management estimates that the total reasonably possible future costs the Company could incur from one of these sites to be approximately $12 million. The Company has recorded environmental reserves for this site of $6 million as of September 30, 2013, which represents management's best estimate of the probable future cost for this site.

To date, compliance with environmental regulations and resolution of environmental claims has been accomplished without material effect on the Company's liquidity and capital resources, competitive position or financial condition. Management believes that expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material effect on the Company's business or financial position.

22. Legal Matters

The Company is subject to various lawsuits, claims and proceedings that have been or may be instituted or asserted against the Company relating to the conduct of the Company's business, including those pertaining to product liability, antitrust, intellectual property, safety and health, exporting and importing, contract, employment and regulatory matters. Although the outcome of these matters cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, management believes there are no material pending legal proceedings.

23. Restructuring and Asset Impairment Charges, Net

In 2012, the Company recorded corporate restructuring and asset impairment charges, net totaling $58 million. This amount was comprised of (i) $40 million for employee severance and asset impairment charges, (ii) $23 million for customer bankruptcy charges and (iii) a $5 million gain related to the sale of a facility in Irvine, California. The 2012 restructuring and asset impairment charges, net were recorded as follows:

	Cost of Sales	Selling, General and Administrative Expense	Other Income, Net	Total
Employee separation costs	$ 33	$ 2	$ —	$ 35
Asset impairment charges	5	—	—	5
Total	38	2	—	40
Customer bankruptcy charges	—	23	—	23
Gain on disposition of property	—	—	(5)	(5)
Total restructuring and asset impairment charges, net	$ 38	$ 25	$ (5)	$ 58

The employee separation charges primarily resulted from decisions to realign the Company's European organizational structure to better position the business for long-term growth and to adjust the size of our workforce in response to the sequestration impacts on the U.S. defense budgets. During the twelve months ended September 30, 2013, the Company made cash severance payments of approximately $17 million related to the 2012 restructuring action. This is in addition to the $4 million of cash severance payments made during 2012. As of September 30, 2013, $14 million of employee separation costs related to the 2012 action remains to be paid in future periods. Included in the asset impairment charge was a $4 million write-off of a license agreement included within the Company's Commercial Systems segment after the Company concluded the carrying value of the license agreement was not recoverable. The customer bankruptcy charge was recorded as a result of the bankruptcy filings of certain commercial airline customers and a business jet manufacturer in 2012.

In September 2011, the Company recorded restructuring charges totaling $27 million. This amount was primarily comprised of non-cash asset impairment charges of $11 million, employee separation costs of $7 million, and $9 million of other costs, primarily attributable to a lease termination. The charges related to decisions to implement certain business realignment and facility rationalization actions in response to global economic factors that negatively impacted the Company's Government Systems segment. All of the remaining employee separation costs related to the 2011 restructuring action were paid during 2012. During the twelve months ended September 30, 2013, $2 million of contract and lease termination payments related to the 2011 restructuring action were paid. Approximately $1 million of contract and lease termination costs related to the 2011 action remains to be paid in future periods.

24. Business Segment Information

Rockwell Collins designs, produces and supports communications and aviation electronics for military and commercial customers worldwide. The Company has two operating segments consisting of the Government Systems and Commercial Systems businesses.

Government Systems provides avionics, communication products, surface solutions and navigation products to the U.S. Department of Defense, other government agencies, civil agencies, defense contractors and foreign ministries of defense around the world.

Commercial Systems supplies aviation electronics systems, products, and services to customers located throughout the world. The customer base is comprised of OEMs of commercial air transport, business and regional aircraft, commercial airlines and business aircraft operators.

Sales made to the U.S. Government were 37 percent, 38 percent and 43 percent of total sales for the years ended September 30, 2013, 2012 and 2011, respectively.

The Company evaluates performance and allocates resources based upon, among other considerations, segment operating earnings. The Company's definition of segment operating earnings excludes income taxes, stock-based compensation, unallocated general corporate expenses, interest expense, gains and losses from the disposition of businesses, restructuring and asset impairment charges and other special items as identified by management from time to time. Intersegment sales are not material and have been eliminated. The accounting policies used in preparing the segment information are consistent with the policies described in Note 2.

As discussed in Note 4, the Rollmet product line, formerly included within the Commercial Systems segment, has been accounted for as a discontinued operation for all periods presented.

The sales and earnings of continuing operations of the Company's operating segments are summarized as follows:

(in millions)	2013	2012	2011
Sales:			
Government Systems	$ 2,395	$ 2,591	$ 2,813
Commercial Systems	2,215	2,135	1,993
Total sales	$ 4,610	$ 4,726	$ 4,806
Segment operating earnings:			
Government Systems	$ 499	$ 568	$ 592
Commercial Systems	477	440	381
Total segment operating earnings	976	1,008	973
Interest expense	(28)	(27)	(19)
Stock-based compensation	(20)	(24)	(24)
General corporate, net	(60)	(42)	(48)
Restructuring and asset impairment charges, net	—	(58)	(27)
Income from continuing operations before income taxes	868	857	855
Income tax expense	(236)	(248)	(240)
Income from continuing operations	$ 632	$ 609	$ 615

The following tables summarize the identifiable assets and investments in equity affiliates at September 30, 2013, 2012 and 2011, as well as the provision for depreciation and amortization, the amount of capital expenditures for property, and earnings from equity affiliates for each of the three years ended September 30, for each of the operating segments and Corporate:

(in millions)	2013	2012	2011
Identifiable assets:			
Government Systems	$ 2,174	$ 2,113	$ 2,139
Commercial Systems	2,465	2,233	2,110
Corporate	761	968	1,140
Total identifiable assets	$ 5,400	$ 5,314	$ 5,389
Investments in equity affiliates:			
Government Systems	$ 22	$ 19	$ 11
Commercial Systems	—	—	—
Total investments in equity affiliates	$ 22	$ 19	$ 11
Depreciation and amortization:			
Government Systems	$ 84	$ 87	$ 76
Commercial Systems	96	87	83
Total depreciation and amortization	$ 180	$ 174	$ 159
Capital expenditures for property:			
Government Systems	$ 62	$ 76	$ 81
Commercial Systems	58	62	71
Total capital expenditures for property	$ 120	$ 138	$ 152
Earnings from equity affiliates:			
Government Systems	$ 13	$ 11	$ 13
Commercial Systems	—	—	—
Total earnings from equity affiliates	$ 13	$ 11	$ 13

The Company's operating segments share many common resources, infrastructures and assets in the normal course of business. Certain assets have been allocated between the operating segments primarily based on occupancy or usage, principally property, plant and equipment. Identifiable assets at Corporate consist principally of cash and net deferred income tax assets for all years presented.

The following table summarizes sales by product category for the years ended September 30, 2013, 2012 and 2011:

(in millions)	2013	2012	2011
Government Systems product categories:			
Avionics	$ 1,384	$ 1,476	$ 1,434
Communication products	586	652	698
Surface solutions	232	226	377
Navigation products	193	237	304
Government Systems sales	2,395	2,591	2,813
Commercial Systems product categories:			
Air transport aviation electronics	1,183	1,139	1,049
Business and regional aviation electronics	1,032	996	944
Commercial Systems sales	2,215	2,135	1,993
Total sales	$ 4,610	$ 4,726	$ 4,806

Product category sales for Government Systems are delineated based upon differences in the underlying product technologies and markets served.

The air transport and business and regional aviation electronics product categories are delineated based on the difference in underlying customer base, size of aircraft and markets served. For the years ended September 30, 2013, 2012 and 2011, product category sales for air transport aviation electronics include revenue from wide-body in-flight entertainment products and services of $83 million, $91 million and $119 million, respectively. In 2005, the Company announced its decision to cease investing in the wide-body in-flight entertainment product area.

The following table reflects sales for the years ended September 30, 2013, 2012 and 2011 by location of our customers and property at September 30, 2013, 2012 and 2011 by geographic region:

	Sales			Property		
(in millions)	2013	2012	2011	2013	2012	2011
U.S.[(1)]	$ 2,946	$ 3,169	$ 3,356	$ 679	$ 680	$ 658
Europe	787	816	848	75	72	77
Asia-Pacific	371	326	267	14	15	12
Canada	322	287	241	1	1	1
Africa / Middle East	99	65	54	—	—	—
Latin America	85	63	40	4	5	6
International	$ 1,664	$ 1,557	$ 1,450	$ 94	$ 93	$ 96
Total	$ 4,610	$ 4,726	$ 4,806	$ 773	$ 773	$ 754

(1) For the years ended September 30, 2013, 2012, and 2011, U.S. sales include revenue from foreign military sales of $184 million, $162 million, and $114 million, respectively.

Sales are attributable to geographic region based on the location of our customers.

25. Quarterly Financial Information (Unaudited)

Quarterly financial information for the years ended September 30, 2013 and 2012 is summarized as follows:

	2013 Quarters				
(in millions, except per share amounts)	First	Second	Third	Fourth	Total
Sales	$ 1,062	$ 1,131	$ 1,165	$ 1,252	$ 4,610
Gross profit (total sales less cost of sales)	312	327	370	377	1,386
Net income	$ 132	$ 161	$ 164	$ 175	$ 632
Earnings per share:					
Basic earnings per share	$ 0.95	$ 1.18	$ 1.21	$ 1.30	$ 4.63
Diluted earnings per share	$ 0.94	$ 1.17	$ 1.20	$ 1.28	$ 4.58

Net income in the second quarter of 2013 includes a $19 million income tax benefit from the retroactive reinstatement of the Federal R&D Tax Credit.

	2012 Quarters				
(in millions, except per share amounts)	First	Second	Third	Fourth	Total
Sales	$ 1,094	$ 1,161	$ 1,205	$ 1,266	$ 4,726
Gross profit (total sales less cost of sales)	320	351	359	372	1,402
Net income	$ 130	$ 161	$ 166	$ 152	$ 609
Earnings per share:					
Basic earnings per share	$ 0.87	$ 1.10	$ 1.16	$ 1.07	$ 4.19
Diluted earnings per share	$ 0.86	$ 1.09	$ 1.14	$ 1.06	$ 4.15

Net income in the second quarter of 2012 includes a $19 million income tax benefit related to the favorable resolution of certain tax matters.

Net income in the fourth quarter of 2012 includes $23 million of restructuring and asset impairment charges ($34 million before income taxes) primarily related to employee separation costs. In addition, net income includes $14 million of customer bankruptcy charges ($23 million before income taxes) which was recorded in selling, general and administrative expenses.

Earnings per share amounts are computed independently each quarter. As a result, the sum of each quarter's per share amount may not equal the total per share amount for the respective year.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. ***Controls and Procedures.***

Evaluation of Disclosure Controls and Procedures.

We maintain disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and President and Senior Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management's disclosure control objectives.

We have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and President and Senior Vice President and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report (the "Evaluation Date"). Based upon that evaluation, our Chief Executive Officer and President and Senior Vice President and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of the Evaluation Date.

Evaluation of Internal Control Over Financial Reporting

Management's report on internal control over financial reporting as of September 30, 2013 is included within Item 8 of this Annual Report on Form 10-K. The report of Deloitte & Touche LLP on the effectiveness of internal control over financial reporting is included within Item 9A of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareowners of
Rockwell Collins, Inc.

We have audited the internal control over financial reporting of Rockwell Collins, Inc. and subsidiaries (the "Company") as of September 27, 2013, based on criteria established in *Internal Control-Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 27, 2013, based on the criteria established in *Internal Control-Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 27, 2013 of the Company and our report dated November 12, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
November 12, 2013

Item 9B. ***Other Information.***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

See the information under the captions ***Election of Directors, Information as to Nominees for Directors and Continuing Directors*** and ***Section 16(a) Beneficial Ownership Reporting Compliance*** in the 2014 Proxy Statement. See also the information with respect to executive officers of the Company under Item 4A of Part I.

No nominee for director was selected pursuant to any arrangement or understanding between the nominee and any person other than us pursuant to which such person is or was to be selected as a director or nominee.

The members of the Audit Committee of our Board of Directors are: Chris A. Davis, Andrew J. Policano and David Lilley. The Board of Directors has determined that all these members are "independent" as defined under applicable SEC and New York Stock Exchange rules and are "audit committee financial experts." The Board's affirmative determination with respect to Ms. Davis was based upon her education and more than twenty years in chief financial officer positions of public companies and her extensive audit committee experience. The Board's affirmative determination with respect to Dr. Policano was based upon his education and his extensive audit and finance committee experience. The Board's affirmative determination with respect to Mr. Lilley was based upon his relevant education and experience as an executive officer of a public company in actively supervising financial officers and his audit committee experience.

We have adopted a handbook entitled Rockwell Collins Standards of Business Conduct, and we have supporting policies covering standards of business conduct and conflicts of interest (collectively, the "code of ethics"). The code of ethics applies to our Chief Executive Officer, Chief Financial Officer, Vice President, Finance & Controller (who serves as our principal accounting officer), as well as to all of our other employees and to the members of our Board of Directors. The code of ethics is publicly available on our website at www.rockwellcollins.com. If we make any amendments to the code of ethics or grant any waiver, including any implicit waiver, from a provision of the code applicable to our Chief Executive Officer, Chief Financial Officer or principal accounting officer requiring disclosure under applicable SEC rules, we intend to disclose the nature of such amendment or waiver on our website.

Item 11. ***Executive Compensation.***

See the information under the captions ***Compensation of Directors, Executive Compensation, Compensation Discussion and Analysis*** and ***Compensation Committee Report*** in the 2014 Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

See the information under the captions ***Voting Securities*** *and* ***Equity Ownership of Certain Beneficial Owners and Management*** in the 2014 Proxy Statement.

Equity Compensation Plan Information

The following table gives information as of September 30, 2013, about our Common Stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans:

Plan Category	(a) Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights	(b) Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights	(c) Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a))
Equity Compensation Plans Approved By Security Holders[1]	5,956,256 [2]	$ 50.55	9,363,906 [3][4]
Equity Compensation Plans Not Approved By Security Holders	None	None	None
Total	5,956,256	$ 50.55	9,363,906

(1) Consists of the following equity compensation plans: 2001 Stock Option Plan, 2001 Long-Term Incentives Plan, Directors Stock Plan and 2006 Long-Term Incentives Plan.

(2) Includes 999,359 performance shares, which is the maximum number of shares that can be issued in the future if maximum performance is achieved under performance agreements granted in November 2011 and 2012. Of these performance shares, 140,560 will be issued in November 2013 based on performance shares granted in November 2010. Also includes 313,316 restricted stock units (RSUs). Such performance shares and RSUs are not included in the weighted average price calculation.

(3) Also includes 2,909,618 shares available under our Employee Stock Purchase Plan (ESPP), which allows employees to have up to 15 percent of their base compensation withheld toward the purchase of our common stock. Shares are purchased each month by participants at 95 percent of the fair market value on the last day of the month pursuant to the ESPP.

(4) Of the 6,454,288 shares available for future grant under the 2006 Long-Term Incentives Plan, each share issued pursuant to an award of restricted stock, restricted stock units, performance shares and performance units counts as 2.02 shares against this limit in accordance with the terms of the plan.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

See the information under the caption ***Corporate Governance, Board of Directors and Committees*** and ***Certain Transactions and Other Relationships*** in the 2014 Proxy Statement.

Item 14. ***Principal Accounting Fees and Services.***

See the information under the caption ***Proposal to Approve the Selection of Auditors*** in the 2014 Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

(a) Financial Statements, Financial Statement Schedules and Exhibits.

(1) Financial Statements

The financial statements are included under Item 8 of this Annual Report on Form 10-K:

Consolidated Statement of Financial Position, as of September 30, 2013 and 2012

Consolidated Statement of Operations, years ended September 30, 2013, 2012 and 2011

Consolidated Statement of Comprehensive Income, years ended September 30, 2013, 2012 and 2011

Consolidated Statement of Cash Flows, years ended September 30, 2013, 2012 and 2011

Consolidated Statement of Equity, years ended September 30, 2013, 2012 and 2011

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

(2) Schedules not filed herewith are omitted because of the absence of conditions under which they are required or because the information called for is shown in the financial statements or notes thereto.

(3) Exhibits

3-a-1 Restated Certificate of Incorporation of the Company, as amended, filed as Exhibit 3-a-1 to the Company's Form 10-K for year ended September 30, 2001, is incorporated herein by reference.

3-a-2 Certificate of Merger effecting name change of the Company from "New Rockwell Collins, Inc." to "Rockwell Collins, Inc.", filed as Exhibit 3-a-2 to the Company's Form 10-K for year ended September 30, 2001, is incorporated herein by reference.

3-b-1 By-Laws of the Company, as amended and restated effective September 20, 2012, filed as Exhibit 3-b-1 to the Company's Form 8-K dated September 20, 2012, is incorporated herein by reference.

4-a-1 Indenture dated as of November 1, 2001 between the Company and Citibank, N.A., as Trustee, filed as Exhibit 4.b to the Company's Registration Statement on Form S-3 (No. 333-72914), is incorporated herein by reference.

4-a-2 Form of certificate for the Company's 4 3/4% Notes due 2013, filed as Exhibit 4-a to the Company's Form 8-K dated November 21, 2003, is incorporated herein by reference.

4-a-3 Form of Supplemental Indenture dated as of December 4, 2006 between the Company and The Bank of New York Trust Company, N.A. (as incoming trustee), filed as Exhibit 4-a-4 to the Company's Form 8-K dated November 9, 2006, is incorporated herein by reference.

4-a-4 Form of certificate for the Company's 5.25% Notes due July 15, 2019, filed as Exhibit 4 to the Company's Form 8-K dated May 1, 2009, is incorporated herein by reference.

4-a-5 Underwriting Agreements, dated November 16, 2011, between the Company and Citigroup Global Markets Inc., Merril Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as representatives of the several Underwriters named in Schedule 1 to the Underwriting Agreement, filed as Exhibit 1 to the Company's Form 8-K dated November 16, 2011, is incorporated herein by reference.

4-a-6 Form of certificate for the Company's 3.100% notes due November 15, 2021, filed as Exhibit 4 to the Company's Form 8-K dated November 16, 2011, is incorporated herein by reference.

*10-a-1 The Company's 2001 Long-Term Incentives Plan, as amended, filed as Exhibit 10-a-9 to the Company's Form 10-K for year ended September 30, 2007, is incorporated herein by reference.

*10-a-2 Forms of Stock Option Agreements under the Company's 2001 Long-Term Incentives Plan, filed as Exhibit 10-a-2 to the Company's Form 10-K for year ended September 30, 2001, are incorporated herein by reference.

*10-a-3 Form of Restricted Stock Agreement under the Company's 2001 Long-Term Incentives Plan for restricted stock grants to the non-executive Chairman of the Board of Directors, filed as Exhibit 10-a-4 to the Company's Form 10-K for year ended September 30, 2001, is incorporated herein by reference.

*10-a-4 The Company's 2006 Long-Term Incentives Plan, as amended, filed as Appendix A to the Company's Notice and Proxy Statement dated December 18, 2009, is incorporated herein by reference.

*10-a-5 The Company's First Amendment to the Amended and Restated 2006 Long-Term Incentives Plan, as amended, filed as Exhibit 10-a-1 to the Company's Form 10-Q for the quarter ended June 30, 2012, is incorporated herein by reference.

*10-a-6	Form of Restricted Stock Unit Award under the Company's 2006 Long-Term Incentives Plan, filed as Exhibit 10.1 to the Company's Form 8-K dated February 7, 2006, is incorporated herein by reference.
*10-a-7	Forms of Stock Option Agreements under the Company's 2006 Long-Term Incentives Plan filed as Exhibit 10-a-8 to the Company's Form 10-K for year ended September 30, 2006, is incorporated herein by reference.
*10-a-8	The Company's 2006 Annual Incentive Compensation Plan for Senior Executives, as amended, filed as Exhibit 10-a-11 to the Company's Form 10-K for year ended September 30, 2007, is incorporated herein by reference.
*10-a-9	Forms of Stock Option Agreements, adopted November 20, 2009, under the Company's 2006 Long-Term Incentives Plan, filed as Exhibit 10-a-9 to the Company's Form 10-K for year ended September 30, 2009, is incorporated herein by reference.
*10-b-1	The Company's Directors Stock Plan, adopted by the Company's Board of Directors on June 1, 2001 and approved by the Company's shareowners at the 2002 Annual Meeting of Shareowners, filed as Exhibit 10.2 to the Company's Registration Statement on Form 10 (File No. 001-16445) (the "Form 10"), is incorporated herein by reference.
*10-b-2	Form of Stock Option Agreement under the Company's Directors Stock Plan, filed as Exhibit 10-b-2 to the Company's Form 10-K for year ended September 30, 2001, is incorporated herein by reference.
*10-b-3	Form of Restricted Stock Agreement under the Company's Directors Stock Plan, filed as Exhibit 10-b-3 to the Company's Form 10-K for year ended September 30, 2001, is incorporated herein by reference.
*10-c-1	Compensation Recovery Policy acknowledgment and agreement filed as Exhibit 10-c-1 to the Company's Form 10-Q for the quarter ended December 31, 2012, is incorporated herein by reference.
*10-d-1	The Company's Incentive Compensation Plan, as amended, filed as Exhibit 10-d-2 to the Company's Form 10-K for year ended September 30, 2007, is incorporated herein by reference.
*10-f-1	The Company's Deferred Compensation Plan, as amended, filed as Exhibit 10-f-2 to the Company's Form 10-K for year ended September 30, 2007, is incorporated herein by reference.
*10-f-2	The Company's 2005 Deferred Compensation Plan, as amended and restated, filed as Exhibit 10-f-3 to the company's Form 10-K for year ended September 30, 2010, is incorporated herein by reference.
*10-g-1	The Company's Non-Qualified Savings Plan, as amended, filed as Exhibit 10-g-2 to the Company's Form 10-K for year ended September 30, 2007, is incorporated herein by reference.
*10-g-2	The Company's 2005 Non-Qualified Retirement Savings Plan, as amended, filed as Exhibit 10-g-3 to the Company's Form 10-Q for quarter ended December 31, 2010, is incorporated herein by reference.
*10-h-1	The Company's 2005 Non-Qualified Pension Plan, as amended, filed as Exhibit 10-h-1 to the Company's Form 10-Q for quarter ended June 30, 2012, is incorporated herein by reference.
*10-h-2	The Company's Non-Qualified Pension Plan, as amended, filed as Exhibit 10-h-3 to the Company's Form 10-K for the year ended September 30, 2008, is incorporated herein by reference.
*10-i-1	The Company's Master Trust, as amended, filed as Exhibit 10-i-2 to the Company's Form 10-K for year ended September 30, 2007, is incorporated herein by reference.
10-k-1	Distribution Agreement dated as of June 29, 2001 by and among Rockwell International Corporation, the Company and Rockwell Scientific Company LLC, filed as Exhibit 2.1 to the Company's Form 8-K dated July 11, 2001, is incorporated herein by reference.
10-l-1	Employee Matters Agreement dated as of June 29, 2001 by and among Rockwell International Corporation, the Company and Rockwell Scientific Company LLC, filed as Exhibit 2.2 to the Company's Form 8-K dated July 11, 2001, is incorporated herein by reference.
10-m-1	Tax Allocation Agreement dated as of June 29, 2001 by and between Rockwell International Corporation and the Company, filed as Exhibit 2.3 to the Company's Form 8-K dated July 11, 2001, is incorporated herein by reference.
*10-n-1	Form of Change of Control Agreement between the Company and certain executives of the Company (Three-Year Agreement), as amended, filed as Exhibit 10-n-1 to the Company's Form 8-K dated April 21, 2009, is incorporated herein by reference.
*10-n-2	Schedule identifying executives of the Company who are party to a Change of Control Agreement.
10-o-1	Five-Year Credit Agreement dated as of May 26, 2011 among the Company, the Banks listed therein, JPMorgan Chase Bank, N.A., as Administrative Agent, and Citibank, N.A., as Syndication Agent, filed as Exhibit 99 to the Company's Form 8-K dated May 26, 2011, is incorporated herein by reference.

10-o-2	Bridge Credit Agreement dated as of September 24, 2013 among us, the Lenders listed therein, Citibank, N.A., as Administrative Agent, JPMorgan Chase Bank, N.A., as Syndications Agent, Bank of America, N.A. and Wells Fargo Bank, N.A., as Co-Documentation Agents and Citigroup Global Markets Inc., as Sole Lead Arranger and sole Bookrunner, filed as Exhibit 10.1 to the Company's Form 8-K dated September 24, 2013, is incorporated herein by reference.
10-o-3	Five-Year Credit Agreement dated as of September 24, 2013 among us, the Banks listed therein, JPMorgan Chase Bank, N.A., as Administrative Agent, Citibank, N.A., as Syndication Agent, Credit Agricole Corporate & Investment Bank, Mizuho Bank Ltd., The Bank of New York Mellon, U.S. Bank National Association and Wells Fargo Bank, N.A., as Co-Documentation Agents, and Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, as Joint Lead Arrangers and Bookrunners, filed as Exhibit 10.2 to the Company's Form 8-K dated September 24, 2013, is incorporated herein by reference.
10-o-4	364-Day Credit Agreement dated as of September 24, 2013 among us, the Banks listed therein, JPMorgan Chase Bank, N.A., as Administrative Agent, Citibank, N.A., as Syndication Agent, Bank of America, N.A. Credit Agricole Corporate & Investment Bank, Mizuho Bank (USA), The Bank of New York Mellon, U.S. Bank National Association and Wells Fargo Bank, N.A., as Co-Documentation Agents, and Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, as Joint Lead Arrangers and Bookrunners, filed as Exhibit 10.3 to the Company's Form 8-K dated September 24, 2013, is incorporated herein by reference.
*10-p-1	Transition and Consulting Agreement between the Company and Clayton M. Jones dated July 31, 2013.
*10-q-7	Forms of Three-Year Performance Share Agreements, adopted on November 20, 2009, filed as Exhibit 10-q-7 to the Company's Form 10-K for year ended September 30, 2009, is incorporated herein by reference.
*10-q-8	Forms of Three-Year Performance Share Agreements, adopted on November 14, 2011, filed as Exhibit 10-q-8 to the Company's Form 10-K for year ended September 30, 2011, is incorporated herein by reference.
*10-s-1	Non-Employee Directors' Compensation Summary, filed as Exhibit 10-s-1 to the Company's Form 10-Q for quarter ended June 30, 2013, is incorporated herein by reference.
10-s-2	Letter agreement between the Company and Donald R. Beall dated March 19, 2008, filed as Exhibit 10-s-2 to the Company's Form 10-Q for quarter ended March 31, 2008, is incorporated herein by reference.
10-t-1	Agreement and Plan of Merger, dated as of August 10, 2013, by and among Rockwell Collins, Inc., Avatar Merger Sub, Inc., Radio Holdings, Inc. and TC Group IV Managing GP, L.L.C., filed as Exhibit 99.1 to the Company's Form 8-K dated August 10, 2013, is incorporated herein by reference.
12	Statement re: Computation of Ratio of Earnings to Fixed Charges.
21	List of subsidiaries of the Company.
23	Consent of Independent Registered Public Accounting Firm.
24	Powers of Attorney authorizing certain persons to sign this Annual Report on Form 10-K on behalf of certain directors and officers of the Company.
31.1	Section 302 Certification of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer.
32.1	Section 906 Certification of Chief Executive Officer.
32.2	Section 906 Certification of Chief Financial Officer.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Label Linkbase.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCKWELL COLLINS, INC.

By /s/ GARY R. CHADICK

Gary R. Chadick
Senior Vice President, General Counsel and Secretary

Dated: November 12, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on the 12th day of November 2013 by the following persons on behalf of the registrant and in the capacities indicated.

/s/ ROBERT K. ORTBERG Robert K. Ortberg	Chief Executive Officer and President, Director (principal executive officer)
ANTHONY J. CARBONE*	Director
CHRIS A. DAVIS*	Director
RALPH E. EBERHART*	Director
JOHN A. EDWARDSON*	Director
CLAYTON M. JONES*	Non-Executive Chairman of the Board
DAVID LILLEY*	Director
ANDREW J. POLICANO*	Director
CHERYL L. SHAVERS*	Director
JEFFREY L. TURNER*	Director
/s/ PATRICK E. ALLEN Patrick E. Allen	Senior Vice President and Chief Financial Officer (principal financial officer)
/s/ TATUM J. BUSE Tatum J. Buse	Vice President, Finance and Controller (principal accounting officer)

*By /s/ GARY R. CHADICK
Gary R. Chadick, Attorney-in-fact**

** By authority of the powers of attorney filed herewith.

EXHIBIT INDEX

Exhibit Number	Description
*10-n-2	Schedule identifying executives of the Company who are party to a Change of Control Agreement.
*10-p-1	Transition and Consulting Agreement between the Company and Clayton M. Jones dated July 31, 2013.
12	Statement re: Computation of Ratio of Earnings to Fixed Charges.
21	List of subsidiaries of the Company.
23	Consent of Independent Registered Public Accounting Firm.
24	Powers of Attorney authorizing certain persons to sign this Annual Report on Form 10-K on behalf of certain directors and officers of the Company.
31.1	Section 302 Certification of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer.
32.1	Section 906 Certification of Chief Executive Officer.
32.2	Section 906 Certification of Chief Financial Officer.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Label Linkbase.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.

* Management contract or compensatory plan or arrangement

Rockwell Collins

Building trust every day

COL

2013 Annual Report

At-a-glance

Rockwell Collins is a pioneer in the development and deployment of innovative communication and aviation electronic solutions for commercial and government applications. Our expertise in flight deck avionics, cabin electronics, mission communications, information management, and simulation and training is delivered by a team of employees around the globe, working to build trust every day.

Vision

Working together creating the most trusted source of communication and aviation electronic solutions

Global reach

Our service and support network crosses

27

countries




FMS1
NIMLE
DTK 223
TTG 3.9
8.3 NM
HDG 221
223
1.00
TRAFFIC
FRMT
WX / LX
T+ 2.2A

Core competencies

Cabin management
Communication
Flight control
Information management
Integrated systems for mobile platforms
Navigation
Simulation
Situational awareness
Services



Core values

Teamwork
Integrity
Innovation
Customer focus
Leadership



Selected financial data

The following selected financial data should be read in conjunction with the consolidated financial statements and notes thereto included in Item 8 on our Form 10-K. The Statement of Operations, Statement of Financial Position and other data have been derived from our audited financial statements. The company operates on a 52/53-week fiscal year ending on the Friday closest to September 30. Each of 2013, 2012, 2011, 2010 and 2009 were 52-week fiscal years.

	Years ended September 30				
($ in millions, except per share amounts)	2013[(a)]	2012[(b)]	2011[(c)]	2010[(d)]	2009[(e)]
Statement of operations data:					
Sales	$ 4,610	$ 4,726	$ 4,806	$ 4,631	$ 4,428
Cost of sales	3,224	3,324	3,427	3,353	3,118
Selling, general and administrative expenses	506	543	533	476	457
Income from continuing operations	632	609	615	557	589
Income from discontinued operations, net of taxes	—	—	19	4	5
Net income	632	609	634	561	594
Net income as a percent of sales	13.7%	12.9%	13.2%	12.1%	13.4%
Diluted earnings per share from continuing operations	4.58	4.15	3.94	3.50	3.70
Statement of financial position data:					
Working capital[(f)]	$ 1,113	$ 1,347	$ 1,394	$ 1,237	$ 1,003
Property	773	773	754	707	719
Goodwill and intangible assets	1,067	1,071	1,088	1,072	964
Total assets	5,400	5,314	5,389	5,064	4,645
Short-term debt	436	—	—	24	—
Long-term debt, net	563	779	528	525	532
Shareowners' equity	1,618	1,259	1,523	1,482	1,292
Other data:					
Capital expenditures	$ 120	$ 138	$ 152	$ 109	$ 153
Depreciation and amortization	180	174	159	167	151
Dividends per share	1.20	1.08	0.96	0.96	0.96
Stock price:					
High	$ 75.25	$ 61.46	$ 67.29	$ 68.04	$ 51.37
Low	52.24	46.37	43.82	47.19	27.67

(a) Net income includes a $19 million income tax benefit related to the retroactive reinstatement of the previously expired Federal Research and Development Tax Credit. Short-term debt includes commercial paper borrowings incurred to fund a portion of our share repurchase program and also includes $200 million related to debt maturing in December 2013.

(b) Net income includes $38 million of net restructuring and asset impairment charges ($58 million before income taxes), primarily related to employee severance costs and certain customer bankruptcy charges. Approximately $38 million of the pre-tax charge was recorded in cost of sales, $25 million was included within selling, general and administrative expenses, and $5 million was classified as a gain within Other income. Net income also includes a $19 million income tax benefit related to the favorable resolution of certain tax matters in 2012.

(c) Income from discontinued operations includes a $17 million gain ($27 million before income taxes) resulting from the sale of the Rollmet business. In addition, income from continuing operations includes $17 million of restructuring and asset impairment charges ($27 million before income taxes) primarily related to real estate lease and contract termination charges, asset impairment charges and employee severance costs. $26 million of the pre-tax restructuring and asset impairment charge was recorded in cost of sales, and the remaining $1 million was included in selling, general and administrative expenses. Net income also includes a $16 million income tax benefit related to the retroactive reinstatement of the previously expired Federal Research and Development Tax Credit.

(d) Net income includes a $20 million income tax benefit related to the favorable resolution of certain tax matters in 2010.

(e) Net income includes $14 million of restructuring and asset impairment charges primarily related to reductions in workforce and decisions to implement certain facility rationalization actions ($21 million before income taxes). Approximately $19 million of the pre-tax charge was recorded in cost of sales, and the remaining $2 million was included in selling, general and administrative expenses.

(f) Working capital consists of all current assets and liabilities, including cash and short-term debt.

Sales
($ in millions)



$4,428
$4,631
$4,806
$4,726
$4,610
2009
2013

Earnings per share
(in dollars)



$3.73
$3.52
$4.06
$4.15
$4.58
2009
2013

Cash provided by
operating activities
($ in millions)



$633
$711
$657
$534
$617
2009
2013

Return on
invested capital[a]
(percent)



24%
21%
21%
20%
19%
2009
2013

Shareholder return performance[b]
(including dividend reinvestment)
Fiscal year ended September 30



120%
100%
80%
60%
40%
20%
0
-20%
2008
2009
2010
2011
2012
2013
Rockwell Collins, Inc.
Peer Group
S&P 500

Cumulative total returns

	2009	2010	2011	2012	2013
Rockwell Collins, Inc.	13.63%	40.47%	28.81%	33.63%	74.17%
Peer Group	-1.76%	14.96%	17.57%	44.68%	73.70%
S&P 500	-4.23%	8.74%	11.00%	43.29%	110.02%
Closing market price of Rockwell Collins stock at fiscal year-end	$48.15	$58.51	$52.76	$53.64	$68.59

(a) The company calculates return on invested capital (ROIC) as net income from continuing operations excluding after-tax interest expense, divided by the average of invested capital at the beginning and end of the fiscal year. Invested capital is calculated as the sum of total shareowners' equity (excluding defined benefit pension accounting adjustments impacting accumulated other comprehensive loss) and total debt, less cash and cash equivalents.

(b) The cumulative total return table and adjacent line graph compare the cumulative total shareowner return on the company's Common Stock against the cumulative total return of the S&P 500 — Aerospace and Defense Index (Peer Group) and the S&P 500 — Composite Stock Index (S&P 500) for the five-year period ended September 27, 2013, in each case a fixed investment of $100 at the respective closing prices on October 3, 2008, and reinvestment of all cash dividends.

Safe harbor statement

This Annual Report contains statements, including certain projections and business trends, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those detailed herein, in our Form 10-K and from time to time in our other Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof.



Robert K. (Kelly) Ortberg
CEO and President

Dear Shareowners:

"With these market dynamics – coupled with our firm strategic direction and balanced business model – we expect Rockwell Collins to return to growth in fiscal year 2015, with accelerating gains in the years to follow."

When I took the reins of Rockwell Collins as chief executive officer and president on August 1, 2013, I told shareowners and employees that my top priority is to accelerate our company's return to growth. This letter and annual report will illustrate why, today, I feel more confident than ever that we will accomplish that goal.

In fiscal year 2013, Rockwell Collins delivered strong operating performance despite a challenging market. The measures we implemented to respond to those uncertainties allowed us to retain 21 percent total segment operating margins while improving operating cash flows by 16 percent to $617 million. Earnings per share grew 10 percent, from $4.15 to $4.58, as we continued to return capital to shareowners through our share repurchase program.

Total revenue came within our original guidance for the year but, as anticipated, declined slightly to $4.61 billion. A 4 percent increase in Commercial Systems revenue – driven by robust air transport sales – partially offset the 8 percent decline in Government Systems, which reflected the impacts of sequestration and sluggish domestic defense spending.

Looking forward, fiscal year 2014 will mark a critical juncture in Rockwell Collins' return to growth. Air transport revenue will continue to rise as Boeing 787 Dreamliner production increases and the Airbus A350 XWB enters the market. Growth in the light end of the business aviation market will likely remain slow, but we anticipate continued strength in our positions on larger business aircraft. While we expect 2014 to mark the bottom of the domestic defense cycle, we still see an opportunity to gain share in key international markets.

$921 million
invested in R&D in 2013


A350
A350 AIRBUS
XWB
Photo courtesy of Airb

The Airbus A350 XWB features a comprehensive package of our information management, communication, navigation, electromechanical and avionics data network systems.

Longer term, the outlook improves even further: Continued growth in air transport and a market recovery in business aviation; a leveling and return to growth in U.S. defense budgets; and increased opportunities internationally. With these market dynamics – coupled with our firm strategic direction and balanced business model – we expect Rockwell Collins to return to growth in fiscal year 2015, with accelerating gains in the years to follow. Looking to the future, I believe we are well positioned to increase operating earnings, generate even stronger cash flow and deliver improved shareowner value. Here's how:

Enhance and expand our addressed markets

We're dedicated to serving our core markets through exceptional execution of current commitments, while leveraging that performance to gain new business opportunities. This year marked the first flight of the A350 and the continuing production ramp-up of the 787 – both important platforms for success – and significant new wins including additional A350 content and the large-format flight displays on the Boeing 737 MAX.

In the business and regional aviation segment, our Pro Line Fusion® integrated avionics system reached a landmark 100 aircraft in service. The first flight of the Bombardier *CSeries* was the latest in a wave of more than 15 new Pro Line Fusion-equipped aircraft – from turboprops to helicopters – scheduled to enter service by 2017.

We remain focused on delivering increased value and capability across the entire Government Systems portfolio. For example, as part of our ongoing commitment as the primary avionics provider for all U.S. Air Force tanker programs, this year we achieved on-time development of equipment for the KC-46 tanker program. We also attained similar strong results for the Brazilian Embraer KC-390 tanker transport program. And at the Paris Air Show in June, we introduced the HeliSure™ family of rotary wing situational awareness products, including the HeliSure synthetic vision and terrain awareness and warning system that was selected by AgustaWestland for their AW149, AW189, AW101 and AW169 platforms.

Beyond organic growth, we continue to look for smart ways to enhance Rockwell Collins' overall value by expanding our addressed markets. The ARINC acquisition positions us a leader in a sector with tremendous growth and revenue potential, broadening the scope of our information management capabilities to encompass the entire aviation ecosystem and beyond through ARINC's communications network, systems integration, rail solutions and critical infrastructure security solutions.

"Last year, 36 percent of our sales were outside of the United States... we project that we will reach about 50 percent by the end of the decade."

Grow our international business

International growth – in 2014 and beyond – will play an important role in Rockwell Collins' growth strategy. Last year, 36 percent of sales were outside of the United States, and that number continues to increase: We project that we will reach about 50 percent by the end of the decade. Among the fiscal year 2013 highlights:

- We expanded upon our 40-year commitment to **Brazil** in recent years, increasing our workforce to support business development, systems engineering, program management and the ongoing development of Pro Line Fusion for the Brazilian Air Force's KC-390 tanker/transport aircraft – including in-country production of displays – as well as the fiscal year 2013 selection of the Talon™ airborne radio as the standard for Army Aviation communication.

- In the **Middle East**, we enhanced a customer's forward air command capabilities through a $40 million contract for the FireStorm™ integrated targeting system. And in **Australia**, we were honored for "Excellence in Project Management" on the Patrol Persistent Surveillance System for the Australian Defence Forces.

- We celebrated 30 years in **China** in fiscal year 2013, highlighting our long ties with this important and growing market. This year we added to Rockwell Collins' joint venture pursuits by signing a Memorandum of Agreement to establish a joint venture with Blue Sky Aviation to design, manufacture and market commercial aviation flight simulators. We also continue to partner with the Civil Aviation Administration of China as it refines its roadmap for head-up displays on all in-service airline fleets by 2025.

Maintain our strong commitment to innovation

Innovation is at the heart of how we best serve our customers, and Rockwell Collins annually dedicates roughly 20 percent of its annual revenue to investment in research and development – $921 million in fiscal year 2013. This drives the innovations necessary to bring new aviation developments to market on platforms like the 737 MAX and the KC-46 next-generation tanker. This also allows us to gain the essential competitive advantage in emerging technologies such as software-defined radio enhancements and high-integrity communications necessary to integrate unmanned aircraft systems (UAS) into the shared civil airspace.

And these investments have yielded results: This year we saw the first flight of Pro Line Fusion with a touch screen primary flight display, while our advances in the Tactical Targeting Network Technology (TTNT) allowed the U.S. Navy to successfully land a UAS on the deck of an aircraft carrier.



HeliSure™ combines 3D visualization, displays, sensors and databases together to provide unprecedented situational awareness for helicopters.

Full speed ahead

I'm proud of Rockwell Collins' performance in fiscal year 2013: We achieved a number of key business goals, and were proactive in planning our business and controlling costs to sustain profitability and enhance shareowner value, even in challenging times. But more importantly, as we've discussed and examined the strategies necessary to accelerate our return to growth, employees around the globe have come to embrace a phrase that has become nearly a mantra within our company: ***Full speed ahead.***

Those words embody a spirit crucial to this company's path forward: We are dedicated to delivering on our promises. We share a determination to take full advantage of growth opportunities. We are aligned in our view of the road ahead and the bright future to follow. And we strive to live up to the values that have made Rockwell Collins an industry leader for the last 80 years – the same values that allow us to build trust, every day.

Thank you for your continued confidence in our company.

Kelly Ortberg
CEO and President

Q: Rockwell Collins is very focused on accelerating its return to growth. As you look ahead, what solutions and trends will best help your pursuit of that goal?

Kent Statler: In our commercial business we see a robust, opportunity-rich marketplace that can drive expansion for Commercial Systems in the years to come. In addition to maintaining our historically high capture rate for airline-selectable equipment, today we're benefitting from manufacturers' standardization of systems across the newest aircraft fleets. So when we secure a win on a new platform, it creates predictable, positive revenue benefits for years to come. We see that in the Boeing 787 Dreamliner and the Airbus A350 XWB, along with this year's displays win for the Boeing 737 MAX, which already has more than 900 orders. And, notably, Pro Line Fusion®, our integrated avionics suite targeted toward the business and regional aviation market, has been selected for more than 15 platforms that have yet to enter service, which will more than offset the continued weakness in the light-jet market.

Phil Jasper: As for Government Systems, it's no secret that in the last few years there has been a softening of domestic demand in the U.S. government sector. But what is exciting are the opportunities we see internationally; in fact, we see the bulk of the growth in Government Systems over the next five years coming from international customers. As geopolitical conditions continue to evolve, governments around the world are facing increased security challenges. And they have a greater appetite for technologies that address those challenges. So when we develop new solutions, we make sure that we are not working solely to satisfy a domestic military market; we are also designing them to be exportable, so they can be tailored to satisfy the needs of a growing global defense market. In terms of growth drivers, we see strong customer interest in our FireStorm™ integrated targeting system; in networked communications, including airborne radios; and in avionics for helicopters and fixed-wing aircraft.

Q: Certainly, much of the company's future growth will come from overseas markets. But many of your competitors must be thinking the same thing. How can Rockwell Collins position itself for success?

Colin Mahoney: What's especially important is to align the organization so we can create a higher level of customer affinity – and in so doing we gain what we call "privileged insight." It is an approach that helps us gain a deeper understanding of customer needs, requirements and expectations. To do this, we employ a methodology that brings together essential business development elements to create a diverse but unified team that can share and leverage information and expertise. We not only want to understand unique market and customer requirements, but we also strive to partner in establishing critical capability requirements as customers move toward a purchase decision.

Q: Where has that approach proved beneficial?

Colin Mahoney: We have targeted several emerging markets as key focus areas of growth, and we are working to implement our business development strategies in these markets today. Brazil

A focus on the customer

Business unit leaders dive into their strategies for growth, the how-tos of increasing international customer affinity and the value of trust in the marketplace.

From left to right:

Phil Jasper, EVP and COO, Government Systems
Colin Mahoney, SVP, International and Service Solutions
Kent Statler, EVP and COO, Commercial Systems

offers an excellent example of our methodology at work and how it can create greater customer affinity. Our long history of excellent commercial performance for Embraer was key to our Pro Line Fusion® KC-390 win. We have further strengthened our relationship with Brazil's military forces with a new contract for the Talon airborne radio, which will be on a variety of rotary-wing aircraft. Today, as the armed forces in Brazil look to revamp their entire communications network, we are very well-positioned to expand those relationships going forward.

Q: Rockwell Collins always talks about "building trust every day." How do you go about actually putting that into practice, and why is trust essential to strong, long-term customer relationships?

Kent Statler: Earning trust means delivering reliable systems and services on time, every time, but it also goes much further. We have seen a rapid escalation in customers' need for connectivity, for information management, for big data and the ability to manage that seamlessly, within the aircraft and between the aircraft and ground operations. A good example is Airbus' choice of our Information Management Onboard solution for the A350, providing a platform and information gateway that enables real-time airline flight operational logistics, aircraft maintenance diagnostics and airline software applications hosting. The demand trajectory for those kinds of solutions is going to continue, and customers are seeking partners with the expertise to securely, reliably and efficiently manage that information flow. Our major investments in integrated software solutions and integrated and synchronized aircraft information management systems and services, like our pending ARINC acquisition, are designed to address that need. And, as these new technologies prove themselves through deployment, we will further build our legacy of trusted performance.

Phil Jasper: When you think about the technologies and systems we offer, many of them are mission critical – they make it possible for pilots to fly and land safely or for military personnel in the field to communicate effectively. In that context, reliability and safety are paramount. Customers want to know that our solutions are reliable and secure and that we will be there to stand by our products and continue to improve them over the long term. And they need to see us as a trusted partner that fully understands their needs and operational requirements.

Colin Mahoney: Building trust internationally, specifically in emerging markets, takes on a little different meaning. All the tenets that have made us successful in developed markets obviously still hold, but with the added dynamic of the emerging markets' more limited history with our company. In some emerging countries that experience is more episodic and in others, such as China, more sustained. Our focus is on ensuring that we execute flawlessly on all commitments, understand the right networks and relationships to be successful and implement our strategies at an appropriate pace.



Balanced approach, reliable

Consistent operating margins
(percent)


21.4%
19.3%
20.2%
21.3%
21.2%
2009
2013

Even in a challenging market, Rockwell Collins' balanced business model and dedication to Lean principles has helped us consistently retain total segment operating margins among the best in the industry.

Core processes: strong and flexible

We extract maximum value from our balanced business model by ensuring that every company activity that does not touch the customer is centralized and runs in a core process. Common engineering tools are deployed in a technically consistent manner. This means that an engineer can readily move from a commercial project to a government project and back again – and function productively in each assignment from day one. Such flexibility means that not only can we deploy talent where it is needed most, but also hone employee skills by executing diverse and challenging assignments.

Consistent processes also enhance the efficiency of our manufacturing operations. Unlike many of our industry peers, Rockwell Collins' commercial and government products are manufactured in the same facilities. Because of this unified manufacturing approach, when demand increases in one business or declines in another, we can quickly reallocate manufacturing capacity to where it is needed most.

performance

Rockwell Collins' balance between commercial and government business has been at the heart of what we do since the first shares of COL were traded in June 2001. This balance – unique to our industry – has repeatedly proven its value:

- **Robust cash generation:** Ongoing investments in the development of advanced technologies are necessary to meet and drive customer requirements and fortify our competitive advantage. Our balanced approach helps to generate the strong cash flow necessary to fuel those R&D investments. We annually invest about 20 percent of our yearly revenue in R&D, more than $900 million in fiscal year 2013.
- **Shared innovation:** Our balanced business model allows us to leverage those innovations in multiple markets and iterations. Technologies and even products – like our Pro Line Fusion® avionics – migrate between Commercial and Government Systems, extending the value of our R&D investment and providing customers with industry-leading innovations that meet the value expectations of today's competitive marketplace.
- **High efficiency:** Across Rockwell Collins, common processes, facilities and resources – developed through our company's dedication to Lean principles – enable the cross-leveraging of technologies, products and capabilities for efficient use of our assets. Integration at the product and system level means lower development costs and faster time to market, and our shared services model centralizes key internal functions for further efficiencies.
- **Strong operating margins:** Our balanced business model has been an essential contributor to Rockwell Collins' industry-leading high operating margins. It is balance that makes it possible to leverage talent and intellectual capital – and to scale resources to match market opportunities. This helps support strong returns on invested capital.



< Balance in action:
Pro Line Fusion and the AW609 TiltRotor

The Pro Line Fusion integrated avionics system was designed to work across a wide variety of platforms and hardware configurations, from Bombardier's Global Express 5000 to Embraer's KC-390 tanker. That flexibility will be amplified yet again in AgustaWestland's upcoming AW609 TiltRotor, an aircraft targeted for both commercial and government applications. It marks the system's first European customer and the first application in a forward-tilt aircraft. AW609 crews will benefit from touch-control primary flight displays, enhanced graphics capabilities and integrated synthetic vision – exceptional capabilities available in a space-constrained cockpit.

Innovation as a

Large-format displays on the Boeing 737 MAX



< Adam Evanschwartz
Director of marketing

Initially, Boeing was not seeking larger displays for the 737 MAX. However, after receiving our unsolicited proposal, they became intrigued by the prospect that we could provide much greater capability, with less weight and at a dramatically lower cost, than previous systems.



< Eric Anderson
Principal systems engineer

The ambitious targets we set for the project required the team to consider and explore opportunities for innovative solutions, not just in what we did but how we did it: Updated LCD technology; a major reduction in parts counts throughout the system; and a more collaborative relationship than ever with Boeing, to make sure application development met their requirements.

team sport

Our industry grows more globalized and competitive each year, so maintaining a competitive advantage requires a commitment to innovating new solutions and refreshing existing products. Good ideas are abundant, but progressing from concept to successful product launch requires a disciplined innovation process – one that links customer requirements with a clearly defined market strategy.

At Rockwell Collins, our team approach incorporates much more than engineering expertise. It marries marketing, program management and manufacturing with engineering to create a comprehensive pooling of ideas and perspectives. Each multidisciplinary team starts by asking fundamental questions: What capability is the customer looking for? How much are they willing to pay? Can we produce the product profitably? How do we create a solution clearly differentiated from our competitors? What is the best way to reduce size, weight and cost? The answers to these questions guide development decisions at every step, from concept to prototype to testing to product launch.

The clear benefits of this team approach can be found in Boeing's 2013 selection of Rockwell Collins large-format cockpit displays for the upcoming 737 MAX. The effort required extraordinary coordination among team members seeking to displace the previous provider of displays for the 737, the largest-selling airliner in history.



"By investing in innovative, leading-edge solutions, we solve our customers' problems and also introduce new capabilities and technology solutions that bring increased performance, reliability and efficiency while improving customers' cost of ownership."

< Nan Mattai
Senior vice president, Engineering and Technology

By leveraging Lean Electronics℠ techniques, the team set – and met – aggressive goals, reducing build and test times by 33 percent while significantly lowering costs. When the 737 MAX enters service in 2017, on board each aircraft will be four 9-by-12-inch Rockwell Collins displays, providing pilots with higher graphics capability compatible with future advances in air traffic control and awareness technology. This win solidifies Rockwell Collins as Boeing's preferred provider of flight deck displays for years to come. For their work, the 737 MAX Large Format Displays Capture team was recognized with the coveted Rockwell Collins 2013 Chairman's Team Award.



< Rob Kishiue-Koval
Principal operations product transition manager

Using Lean – along with frequent interaction between Operations, Engineering and Program Management – we were able to achieve significant design breakthroughs. One key development was the consolidation of two circuit boards into one, reducing cost, weight and the need for active cooling.



< John Schneider
Principal program manager

There is a quiet confidence on this team that we are going to continue to meet customers' expectations during the development and production phases of the program. It carries over from the original program pursuit, and I know that we will deliver a high-value solution that will make both our team and our customers very proud.

Building relationships

Rockwell Collins has been building relationships with customers and suppliers around the globe for generations. In addition to decades in Europe, this year we celebrated 30 years in China, and we're quickly approaching 40 years in Brazil. It's an important investment: we project half of Rockwell Collins' sales will be generated outside the United States by 2020.



Photo courtesy of COMAC

COMAC C919



PAVES™ On-demand


HGS

HGS™ Flight app for iPad®



FireStorm™ targeting system

2013 global highlights

Asia

- In June 2013 we celebrated the grand opening of the AVIC Leihua Rockwell Collins Avionics Company, a joint venture between Rockwell Collins and China Leihua Electronic Research Institute, that will develop, manufacture and deliver integrated surveillance system products for the C919 in China.
- Rockwell Collins' latest version of our in-flight entertainment system for single-aisle aircraft, PAVES™ On-demand – featuring high-definition, seat-back touch screens – will debut on Sichuan Airlines' Airbus A319, A320 and A321 aircraft.
- Korea Aerospace Industries selected Rockwell Collins' HF-9000 high-frequency radio system for the Republic of Korea Marine Helicopter program.
- Rockwell Collins' HGS™ Flight app for the iPad®, which allows users to experience our Head-up Guidance System (HGS) with synthetic vision, is now available with a Mandarin language option, an important development as China seeks to place head-up displays and enhanced vision systems on all aircraft where offered by 2025.
- Pilatus Aircraft Ltd. selected Rockwell Collins to provide simulation and training products and systems, including EP®-8000 and EP®-80 image generators and SpectraView™ displays, for customers in Asia and the Middle East.

Middle East

- This year, we provided a Middle East customer with next-generation forward air command capabilities via a $40 million contract for our FireStorm™ integrated targeting system.
- Rockwell Collins completed the first year of a five-year agreement with Emirates Airline to be the exclusive provider of image generation and projection systems for the air carrier's fleet of full-flight simulators.
- Data Link Solutions (DLS), Rockwell Collins' joint venture with BAE Systems, is the largest supplier of MIDS-LVT Link 16 terminals in the Middle East region.

Australia

- Rockwell Collins developed and recently delivered the Patrol Persistent Surveillance System to assist the Australian Defence Forces with their constant monitoring of threats against military bases, forward observation posts and other secure facilities.

around the globe



EP®-8000 image generator



Image courtesy of Bombardier

Bombardier *CSeries*



Talon™ airborne radio



Image courtesy of Embraer

Embraer KC-390

Europe

- Airbus celebrated the first flight of the A350 XWB over France in June. Rockwell Collins led system integration for the A350, which includes a comprehensive package of our information management, communication, navigation, electromechanical and avionics data network systems.
- Rockwell Collins unveiled a new simulation and training Center of Excellence in Burgess Hill, West Sussex, U.K., which will design, develop, manufacture and deliver high-fidelity, high-contrast display and projector systems.
- Since its debut in 2009, Rockwell Collins' Explosion Resistant GPS Receiver has become the standard GPS sensor for vehicles in the German army. It was selected for the German navy and is the standard GPS for all Danish vehicles and ships.

North America

- Bombardier celebrated the first flight of the *CSeries* in the skies over Montreal in September, the latest aircraft to feature Rockwell Collins' Pro Line Fusion® integrated avionics system, along with our Primary Flight Control Computer.
- In April, Rockwell Collins marked the delivery of its 20,000th MultiScan™ Threat Detection Weather Radar System with a ceremony with United Airlines in Chicago.
- In an historic test of the next-generation GPS system, Rockwell Collins' M-Code GPS Receiver was used to successfully navigate an unmanned aerial system (UAS) through the skies above Holloman Air Force Base in New Mexico.
- Rockwell Collins announced a $35 million award for satellite communication services from the U.S. Army Communications — Electronics Command at Aberdeen Proving Ground in Maryland in November.

Brazil

- The KC-390 program — featuring the first application of Pro Line Fusion on a military platform — met a significant milestone in February with the completion of a successful Critical Design Review at the Embraer facility in São José dos Campos, Brazil.
- The Brazilian Army Aviation Command selected Rockwell Collins' Talon™ airborne radio for a variety of its rotary wing aircraft in April.
- Embraer Executive Jets celebrated its first flight of the Legacy 500 mid-size business jet in November, featuring Rockwell Collins' Pro Line Fusion avionics and MultiScan weather radar.

Directors and officers

Board of Directors

Clayton M. Jones
Non-Executive Chairman of the Board
Former President and Chief Executive Officer
Rockwell Collins, Inc.

Robert K. Ortberg
Chief Executive Officer and President
Rockwell Collins, Inc.

Anthony J. Carbone
Retired Vice Chairman of the Board
and Senior Consultant
The Dow Chemical Company

Chris A. Davis
Former General Partner
Forstmann Little & Co.

Ralph E. Eberhart
General, USAF (Retired)
Chairman and President
Armed Forces Benefit Association

John A. Edwardson
Former Chairman of the Board
CDW Corporation

David Lilley
Retired Chairman and Chief Executive Officer
Cytec Industries Inc.

Andrew J. Policano
Former Dean, current Dean's Leadership Circle
Professor and Director, Center for Investment
and Wealth Management,
The Paul Merage School of Business
University of California, Irvine

Cheryl L. Shavers
Chairman and Chief Executive Officer
Global Smarts, Inc.

Jeffrey L. Turner
Former President and Chief Executive Officer
Spirit AeroSystems Holdings, Inc.

Board Committees

Audit Committee
Chris A. Davis, Chairman
David Lilley
Andrew J. Policano

Board Nominating and Governance Committee
Andrew J. Policano, Chairman
David Lilley
Cheryl L. Shavers
Jeffrey L. Turner

Compensation Committee
Anthony J. Carbone, Chairman
Ralph E. Eberhart
John A. Edwardson
Jeffrey L. Turner

Executive Committee
Anthony J. Carbone, Chairman
Chris A. Davis
Clayton M. Jones
Robert K. Ortberg

Technology Committee
Cheryl L. Shavers, Chairman
Ralph E. Eberhart
John A. Edwardson

Executive Officers

Robert K. Ortberg
Chief Executive Officer and President

Barry M. Abzug
Senior Vice President,
Corporate Development

Patrick E. Allen
Senior Vice President and
Chief Financial Officer

John-Paul E. Besong
Senior Vice President,
eBusiness

Tatum J. Buse
Vice President,
Finance and Controller

Gary R. Chadick
Senior Vice President,
General Counsel and Secretary

Philip J. Jasper
Executive Vice President and
Chief Operating Officer,
Government Systems

Bruce M. King
Senior Vice President,
Operations

Colin R. Mahoney
Senior Vice President,
International and Service Solutions

Nan Mattai
Senior Vice President,
Engineering and Technology

Martha L. May
Senior Vice President,
Human Resources

Kent L. Statler
Executive Vice President and
Chief Operating Officer,
Commercial Systems

Douglas E. Stenske
Vice President,
Treasury and Risk Management

Robert A. Sturgell
Senior Vice President,
Washington Operations

Corporate information

Rockwell Collins, Inc.
World Headquarters
400 Collins Road NE
Cedar Rapids, Iowa 52498
319.295.1000
www.rockwellcollins.com

Investor relations
Securities analysts should call:
Ryan D. Miller
Vice President, Investor Relations
319.295.7575

Corporate public relations
Members of the news media should call:
319.295.0591

Annual meeting
The company's annual meeting of shareowners will be held on Thursday, February 6, 2014, near its World Headquarters at:

The Cedar Rapids Marriott
1200 Collins Road NE
Cedar Rapids, Iowa 52402

A notice of the meeting and proxy material will be made available to shareowners in late December 2013.

Independent auditors
Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606

Transfer agent and registrar
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
888.253.4522 or 651.450.4064

1110 Centre Pointe Curve, Suite 101
MAC N9173-010
Mendota Heights, MN 55120
888.253.4522 or 651.450.4064

Shareowner services
Correspondence about share ownership, dividend payments, transfer requirements, changes of address, lost stock certificates and account status may be directed to:

Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
888.253.4522 or 651.450.4064
www.shareowneronline.com

Shareowners wishing to transfer stock should send their written request, stock certificate(s) and other required documents to:

Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
888.253.4522 or 651.450.4064
www.shareowneronline.com

Shareowners needing further assistance should call: 319.295.4045

For copies of the annual report, Forms 10-K and Forms 10-Q, please call: Rockwell Collins Investor Relations at 319.295.7575

Shareowner Service Plus Plan[SM]
Under the Wells Fargo Shareowner Service Plus Plan[SM], shareowners of record may elect to reinvest all or a part of their dividends, to have cash dividends directly deposited in their bank accounts and to deposit share certificates with the agent for safekeeping. These services are provided without charge to the participating shareowner.

In addition, the plan allows participating shareowners at their own cost to make optional cash investments in any amount from $100 to $100,000 per year or to sell all or any part of the shares held in their accounts.

Participation in the plan is voluntary, and shareowners of record may participate or terminate their participation at any time. For a brochure and full details of the program, please direct inquires to:

Wells Fargo Shareowner Services
Investment Plan Services
P.O. Box 64856
St. Paul, MN 55164-0856
888.253.4522 or 651.450.4064

Stock exchange
Common Stock (Symbol: COL)
New York Stock Exchange

Corporate governance
Our corporate governance documents are available on our website at www.rockwellcollins.com. These documents include our Restated Certificate of Incorporation, By-Laws, Board of Directors Guidelines on Corporate Governance, Committee Charters, Board Membership Criteria, Code of Ethics, Categorical Standards and Policy for Director Independence, and Related Person Transaction Policy. The Certifications of our CEO and CFO pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to our Form 10-K for the fiscal year ended September 27, 2013, and the CEO's annual certification regarding our compliance with the NYSE's corporate governance listing standards has been timely submitted.



Corporate and social responsibility

At Rockwell Collins, we believe that trust and responsibility go hand-in-hand. That trust can be earned only through responsible stewardship of our most valuable resources — our employees, our communities and our environment.

To learn more about Rockwell Collins' corporate and social responsibility initiatives and performance, please visit: http://www.rockwellcollins.com/csr/.

Rockwell Collins

Building trust every day

World Headquarters
400 Collins Road NE
Cedar Rapids, Iowa 52498
319.295.1000
www.rockwellcollins.com

147-1560-000




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